44

03007999

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Adidas Salomon

*CURRENT ADDRESS

PROCESSED APR 16 2003 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4278 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 4/14/03

PASSION FOR SPORT



adidas-Salomon

OUR TARGETS

2002 TARGETS		2002 RESULTS		2003 TARGETS
GROW SALES BY AT LEAST 5%	→	SALES GREW 7% TO REACH RECORD LEVEL OF € 6.5 BILLION	→	GROW SALES BY AROUND 5%
INTRODUCE TWO REVOLUTIONARY adidas FOOTWEAR INNOVATIONS: CLIMACOOL® (SALES TARGET: 500,000 PAIRS) a3® (SALES TARGET: 250,000 PAIRS)	→	NEW adidas INNOVATIONS STRONGLY RECEIVED: CLIMACOOL® (1 MILLION PAIRS SOLD) a3® (500,000 PAIRS SOLD)	→	EXPAND AND COMMERCIALIZE adidas FOOTWEAR TECHNOLOGY: CLIMACOOL® 2 (SALES TARGET: 2 MILLION PAIRS) a3® (SALES TARGET: 750,000 PAIRS)
DELIVER DOUBLE-DIGIT CURRENCY-NEUTRAL SALES GROWTH IN ASIA, NORTH AMERICA AND AT TAYLORMADE-adidas GOLF	→	CURRENCY-NEUTRAL SALES GREW 23% IN ASIA, 14% IN NORTH AMERICA AND 37% AT TAYLORMADE-adidas GOLF	→	DELIVER DOUBLE-DIGIT CURRENCY-NEUTRA SALES GROWTH IN ASIA AND NORTH AMERI
DELIVER GROSS MARGIN OF 41 TO 43%	→	GROSS MARGIN REACHED 43.2%	→	DELIVER GROSS MARGIN OF 42 TO 43%
IMPROVE DSO AND STOCK TURN FOR THE GROUP	→	INVENTORIES REDUCED BY 7%, RECEIVABLES UP LESS THAN SALES GROWTH, AGING IMPROVED	→	DECREASE WORKING CAPITAL AS A PERCENTAGE OF NET SALES
REDUCE DEBT BY UP TO € 100 MILLION	→	DEBT REDUCED BY € 181 MILLION	→	REDUCE DEBT BY AT LEAST € 100 MILLION
DRIVE BOTTOM-LINE EARNINGS UP 5 TO 10%	→	EARNINGS UP 10%	→	DRIVE EARNINGS GROWTH OF 10 TO 15%
INCREASE SHAREHOLDER UNDERSTANDING AND CONFIDENCE IN GROUP STRATEGY	→	TOP DAX-30 PERFORMER AGAIN IN 2002	→	MAINTAIN AND EXPAND SHAREHOLDER CONFIDENCE

PASSION FOR SPORT



PASSION FOR SPORT

→ DETERMINATION AND EMOTION ARE EVIDENT IN THE FACE OF EVERY ATHLETE. LESS OBVIOUS IS THE RELENTLESS DEDICATION TO BECOMING FASTER, STRONGER, BETTER. BUT THAT DEDICATION IS A KEY COMPONENT OF PASSION. PASSION DRIVES OUR ATHLETES TO EXCEL. AND IT IS PASSION THAT DRIVES US TO CONTINUALLY DEVELOP AND IMPROVE PRODUCTS TO HELP ATHLETES PERFORM BETTER.



DESIGN AND INNOVATION

-> PASSION FOR THE NEW AND UNEXPECTED IS THE BASIS FOR INNOVATION. WE UNITE CUTTING-EDGE DESIGN WITH INDUSTRY-LEADING TECHNOLOGIES TO CREATE TRULY INNOVATIVE PRODUCTS. FROM SHOES THAT CUSHION AND GUIDE THE FOOT IN REVOLUTIONARY NEW WAYS TO GOLF CLUBS THAT ALLOW PLAYERS TO HIT THE BALL JUST THAT MUCH FURTHER. WE ARE COMMITTED TO DEVELOPING DISTINCTIVE AND EXCITING PRODUCTS THAT CAPTURE THE IMAGINATION.



GETTING CLOSE TO THE CONSUMER

–> WHO ARE OUR CONSUMERS? HOW DO WE KNOW WHAT THEY WANT? WHERE ARE THEY? WE KNOW THAT AN OLYMPIC GOLD MEDALIST AND A WEEKEND ATHLETE HAVE DIFFERENT NEEDS AND EXPECTATIONS. AND THIS KNOWLEDGE DICTATES HOW WE DESIGN, MARKET AND SERVE ALL LEVELS OF ATHLETES FROM BEGINNER TO WORLD CHAMPION.



NET SALES € in millions

1998	5,065
1999	5,354
2000	5,835
2001	6,112
2002	6,523

NET INCOME € in millions

1998	205
1999	228
2000	182
2001	208
2002	229

FINANCIAL HIGHLIGHTS

	2002	2001	Change
Operating Highlights € in millions			
Net sales	**6,523**	6,112	6.7%
Income before taxes	**390**	376	3.7%
Net income	**229**	208	9.6%
Key Ratios %			
Gross margin	**43.2**	42.6	0.7pp
Selling, general and administrative expenses as a percentage of net sales	**34.4**	33.3	1.1pp
EBITDA as a percentage of net sales	**9.3**	9.9	(0.6pp)
Effective tax rate	**37.9**	39.0	(1.1pp)
Net income as a percentage of net sales	**3.5**	3.4	0.1pp
Equity ratio	**25.4**	24.3	1.1pp
Balance Sheet Data € in millions			
Total assets	**4,261**	4,183	1.9%
Inventories	**1,190**	1,273	(6.5%)
Receivables and other current assets	**1,578**	1,520	3.8%
Working capital	**1,467**	1,485	(1.2%)
Net total borrowings	**1,498**	1,679	(10.8%)
Shareholders' equity	**1,081**	1,015	6.6%
Per Share of Common Stock €			
Basic earnings per share	**5.04**	4.60	9.6%
Diluted earnings per share	**5.04**	–	–
Basic earnings per share (without goodwill amortization)	**6.04**	5.49	10.0%
Operating cash flow per share	**11.77**	8.47	1.4%
Dividend per share	**1.00**[1]	0.92	8.7%
Share price at year-end	**82.30**	84.30	(2.4%)
Other at year-end			
Number of employees	**14,716**	13,941	5.6%
Number of shares outstanding	**45,422,500**	45,349,200	0.2%
Average number of shares	**45,366,100**	45,349,200	0.0%

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

[1] Subject to Annual General Meeting approval

adidas-Salomon SEGMENTAL INFORMATION € in millions

	2002	2001	Change
adidas			
Net sales	**5,105**	4,825	5.8%
Gross profit	**2,004**	1,845	8.6%
Operating profit	**343**	352	(2.6%)
Number of employees at year-end	**8,852**	8,485	4.3%
Salomon			
Net sales	**604**	714	(4.2%)
Gross profit	**279**	313	(10.9%)
Operating profit	**39**	63	(37.5%)
Number of employees at year-end	**2,795**	2,556	9.4%
TaylorMade-adidas Golf			
Net sales	**707**	545	29.8%
Gross profit	**345**	281	22.9%
Operating profit	**74**	63	18.7%
Number of employees at year-end	**1,078**	968	11.4%

NET SALES BY BRAND 2002 Group Net Sales € 6.5 Billion



78% /// adidas is a leading brand in the sporting goods market with strong positions in footwear, apparel and hardware. adidas products offer technological innovations and cutting-edge designs to athletes of all skill levels who aspire to achieve peak performance. The adidas brand is structured in three divisions: Sport Performance, Sport Heritage and Sport Style.

11% /// Salomon is the Freedom Action Sports brand. Number one in the world for winter sports, with leading positions in alpine, nordic and snowboard products, Salomon is actively expanding its presence in summer and alternative sports as well as soft goods. All products are highly innovative and performance-oriented. The Salomon family of brands comprises Salomon, Mavic, Arc'Teryx, Bonfire and Cliché.

11% /// TaylorMade-adidas Golf offers a full range of golf hardware, footwear, apparel and accessories. It is a leader in the industry and the number one metalwood golf brand. TaylorMade-adidas Golf markets products under the brand names TaylorMade, adidas Golf and Maxfli.

adidas-Salomon Executive Board /// It is not only our business which is all about sport. Our Group's culture revolves around a passion for sport. This is what characterizes our work ethic and our management style. Biographies of our Executive Board members are included in this annual report (see Corporate Governance).



DEAR SHAREHOLDERS,

2002 was another great year for adidas-Salomon: Our brands grew stronger and became more visible, we successfully introduced exciting new products and we delivered excellent operational and financial performance. And all of this was achieved in a tough competitive and economic environment.

Our brands got terrific exposure as we dominated the world's two major sporting events in 2002. At the Winter Olympics in Salt Lake City both Salomon and adidas were everywhere. Together, we sponsored more than 50% of all athletes, who won nearly 200 medals. And at the FIFA World Cup 2002™ in Korea and Japan, adidas scored another big victory. Market research showed that adidas was undoubtedly the most visible brand at the world's largest sporting event, estimated to have been seen by 44 billion cumulative viewers over the course of the tournament.

In our adidas Sport Performance division, we launched two major footwear innovations: a3® and ClimaCool®. Both greatly exceeded our internal expectations. We sold more than one million pairs of ClimaCool® and 500,000 pairs of a3®. In basketball, the T-MAC and the T-MAC 2 both became best-selling shoes in the USA – something no adidas shoe had done in six years.





Herbert Hainer, 48 /// Chairman and Chief Executive Officer / German
Sport and business are basically the same. To win, you have to have the right team, passion for what you do and the commitment to never take your eye off the ball.

adidas Sport Heritage continued to grow at strong double-digit rates and is now a more than € 900 million business. In the last two years, we have doubled sales in this division, with trend-setters and style leaders around the world wearing our products.

Our newest adidas division, Sport Style, got off to a powerful start at the Paris Fashion Week in October. Media, retailers and spectators strongly praised our unique cooperation with designer Yohji Yamamoto. Consumers can buy these products this spring, when they are launched at exclusive fashion boutiques around the world.

At TaylorMade, we also received a strong reception from golfers for our revolutionary new metalwoods – the R500 Series. This is already the number one played driver on the US, European and Japanese professional golf tours. As a result of this success, TaylorMade is now the global leader in metalwood sales. And our acquisition of the Maxfli golf ball brand has further strengthened our golfing product range.

Salomon continues as the number one winter sports brand, despite two seasons of tough snow conditions. More importantly, it is expanding into the all-important soft goods category, both with its own products and the newly acquired Arc'Teryx brand.





Glenn Bennett, 39 /// Global Operations / American
To succeed in competition, you need speed, power and agility. That's the focus of Global Operations within the adidas-Salomon Group.



Our regions also delivered excellent performance. Spurred by the World Cup, sales in Asia grew by more than 20% on a currency-neutral basis with Japan, Korea and China being the key drivers. In North America, our new approach to the market is producing results and our turnaround is in full swing. In local currency, sales grew by 14% and year-end backlogs showed their highest rates since 1998. In Europe, our biggest region, we increased sales by another 4% despite especially tough conditions in our home market Germany. Standouts here were Italy and the UK. In Latin America, currency-neutral sales grew more than 30%. In euro terms, however, this positive development was undercut by massive currency devaluation in Argentina and Brazil.

We continued to align our marketing and operations activities more closely. We now have dedicated teams for all areas of our business: adidas Sport Performance, adidas Sport Heritage, adidas Sport Style, Salomon and TaylorMade-adidas Golf. In addition, we made major headway in further increasing speed to market, including taking 30 days out of the footwear production process.

Our work on social and environmental issues was widely acknowledged by stakeholders, non-governmental organizations (NGOs) and other independent institutes. We were again rated as a leader in our industry by the Dow Jones Sustainability Growth Index and the FTSE4Good Europe Index.

Ross McMullin, 47 /// North America / Canadian
In business as in sport, strong leadership and outstanding teamwork are critical for success.





Manfred Ihle, 61 /// Legal and Environmental Affairs / German
The true sportsman knows that winning is only sweet when the victory is achieved fairly and honestly.



All of our efforts have paid off in superior financial performance. Sales in 2002 grew by 7% to € 6.5 billion, with currency-neutral double-digit increases coming from both North America and Asia. We surpassed our gross margin target range, with a strong 43.2% of sales. We improved working capital as a percentage of sales. We drove down debt by more than € 180 million. And most importantly, we increased bottom-line earnings by 10%.

Our successes are being widely recognized. Consumers, retailers and investors all see us in a different, much more positive light today than they have in several years. To give one example: for the second year in a row our share was the best performing stock in the German blue-chip index DAX-30. This is a feat which no other German company has ever matched.

While we have done many things right in 2002, it's now time for us to go even further. We have a clear vision: passion for sport. And we have a clear mission: to be the global leader in the sporting goods industry. In 2003, we expect to grow sales and profitability in all regions. Our targets are revenue growth of around 5% and earnings growth of between 10 and 15%.





Michel Perraudin, 55 /// Human Resources, Key Projects and Corporate Services / Swiss
At adidas-Salomon, what makes us unique is our attitude – we are committed to working together as a team.

We aim to reach a 20% share of the US footwear business in the next three to five years. We plan to expand our Group's leading position in Europe. And we are striving for leadership in Asia. Of course, there are uncertainties – both large and small – which will always challenge us, but the success of the past three years gives me great confidence that our Group can meet the high expectations we've set for ourselves.

Before I close, I want to thank all of the adidas-Salomon employees for their dedication and commitment over the last year. Winning is a team effort, and I am convinced that we have just the right people in place to take our Group to the next level of performance.

My thanks also to you, our shareholders, for the trust you continue to place in our Management team.

Today, adidas-Salomon is a much better, leaner and fitter organization. We have successfully repositioned ourselves in the marketplace, and have grown faster than many of our competitors. This is a long and tough race – but each of us at adidas-Salomon is passionate about winning it.

Herbert Hainer
Chairman, Chief Executive Officer
March 2003

Robin Stalker, 44 /// Finance / New Zealander
Winning takes more than having a goal. It's about creating the right game plan and then finding the optimal balance between the big picture and the details.





Erich Stamminger, 45 /// Global Marketing / German
Our individual and collective passion for sport drives the whole Group forward. It always has and it always will.

/// THE GROUP

adidas-Salomon STRIVES TO BE THE GLOBAL LEADER IN THE SPORTING GOODS INDUSTRY WITH SPORTS BRANDS BUILT ON A PASSION FOR SPORT AND A SPORTING LIFESTYLE.

→ WE ARE CONSUMER FOCUSED. THAT MEANS WE ARE CONTINUOUSLY IMPROVING THE QUALITY, LOOK, FEEL AND IMAGE OF OUR PRODUCTS AND STRUCTURES TO UNITE OUR BRAND VALUES WITH CONSUMER EXPECTATIONS.

→ WE ARE INNOVATION AND DESIGN LEADERS WHO SEEK TO HELP ATHLETES OF ALL SKILL LEVELS ACHIEVE PEAK PERFORMANCE WITH EVERY PRODUCT WE BRING TO THE MARKET.

→ WE ARE A GLOBAL ORGANIZATION THAT IS SOCIALLY AND ENVIRONMENTALLY RESPONSIBLE AND FINANCIALLY REWARDING FOR OUR EMPLOYEES AND SHAREHOLDERS.

WE ARE COMMITTED TO CONTINUOUSLY STRENGTHENING OUR BRANDS AND PRODUCTS TO IMPROVE OUR COMPETITIVE POSITION AND FINANCIAL PERFORMANCE.

IN THE MEDIUM TERM, WE WILL EXTEND OUR LEADING MARKET POSITION IN EUROPE, EXPAND OUR SHARE OF THE US FOOTWEAR MARKET TO 20% AND CONTINUE TO DELIVER SIGNIFICANT SALES INCREASES IN ASIA. THE RESULTING TOP-LINE GROWTH, TOGETHER WITH CONTINUED COST CONTROL AND WORKING CAPITAL IMPROVEMENTS, WILL DRIVE OVER-PROPORTIONATE EARNINGS GROWTH GOING FORWARD.



adidas-Salomon in the World /// adidas-Salomon IS A GLOBAL PLAYER WHICH IS REPRESENTED IN MARKETS ALL OVER THE WORLD. THE GROUP COMPRISES 114 SUBSIDIARIES WITH HEADQUARTERS IN HERZOGENAURACH, GERMANY. OUR PRIMARY LOCATIONS ARE ILLUSTRATED ON THE ABOVE WORLD MAP, HIGHLIGHTING OUR BRANDS AND MAJOR SUBSIDIARIES.

EUROPE (INCL. AFRICA AND MIDDLE EAST)
(1) **adidas-Salomon AG Headquarters** /// Herzogenaurach / Germany
(2) **adidas International B.V.** /// Amsterdam / Netherlands
(3) **adidas International Marketing B.V.** /// Amsterdam / Netherlands
(4) **adidas International Trading B.V.** /// Amsterdam / Netherlands
(5) **adidas (UK) Ltd.** /// Stockport / Great Britain
(6) **adidas Sarragan France S.a.r.l.** /// Landersheim / France
(7) **adidas Italia S.r.l.** /// Monza / Italy
(8) **adidas-Salomon Espana S.A.** /// Zaragoza / Spain
(9) **Salomon S.A.** /// Annecy / France
(10) **Salomon Taylor Made Ltd.** /// Basingstoke / Great Britain
(11) **Mavic S.A.** /// Annecy / France
(12) **Cliché S.A.S.** /// Lyon / France

NORTH AMERICA
(13) **adidas Salomon North America Inc.** /// Portland, Oregon / USA
(14) **Taylor Made Golf Co. Inc.** /// Carlsbad, California / USA
(15) **Arc'Teryx Equipment, Inc.** /// Vancouver / Canada
(16) **Bonfire Snowboarding, Inc.** /// Portland, Oregon / USA

ASIA
(17) **adidas-Salomon International Sourcing Ltd.** /// Hong Kong / China
(18) **adidas Japan K.K.** /// Tokyo / Japan
(19) **adidas Korea Ltd.** /// Seoul / Korea
(20) **adidas Australia Pty. Ltd.** /// Mulgrave, Victoria / Australia
(21) **Salomon & Taylor Made Co., Ltd.** /// Tokyo / Japan

LATIN AMERICA
(22) **adidas Latin America S.A.** /// Panama City / Panama

OPERATIONAL HIGHLIGHTS 2002 ///



(1) (2) (3) (4) (5)



(6) (7)

JANUARY /// adidas-Salomon acquires 100% of the shares of Canadian outdoor specialist Arc'Teryx Equipment Inc. (1)

JANUARY /// adidas-Salomon assumes full ownership of its adidas subsidiary in Italy.

FEBRUARY /// T-MAC, the signature shoe for basketball star Tracy McGrady, is the No.1 selling shoe in the USA.

MARCH /// adidas-Salomon announces that sales in 2001 topped € 6 billion for the first time ever and EPS grew 15% for the year.

MARCH /// ClimaCool®, a new 360° ventilation system for footwear, is launched with an initial sales target of 500,000 pairs in 2002. The actual sales volume turns out to be more than twice as high. (2)

APRIL /// a3®, a new shoe technology, provides runners at adidas-sponsored marathon events in Paris, London, Boston, Rotterdam and Madrid with an energy management system. (3)

APRIL /// Tracy McGrady signs a lifetime strategic partnership contract with adidas. (4)

MAY /// Three-time World Champion Maurice Greene enters a long-term sponsorship agreement with adidas. (5)

JULY /// adidas-Salomon extends its partnership with FC Bayern Munich by acquiring a 10% share in FC Bayern München AG. (6, 7)

SPORTING HIGHLIGHTS 2002 ///



(1) (2) (3) (4) (5)



(6) (7) (8) (9)

JANUARY /// Thomas Johansson wins the Australian Open in Melbourne. (1)

FEBRUARY /// Over 50% of the athletes at the Winter Olympics in Salt Lake City, USA, compete in adidas three stripes and/or Salomon product and win nearly 200 medals. (2, 3, 4)

MAY /// Real Madrid beats Bayer Leverkusen in an all-adidas final and wins its third UEFA Champions League™ title in five years. (5, 6)

JUNE /// adidas is official sponsor, supplier and licensee of the 2002 FIFA World Cup™ and outfits 10 teams including co-host Japan and finalist Germany. (7, 8, 9)



[8] [9] [10] [11] [12]

AUGUST /// TaylorMade-adidas Golf launches its revolutionary new R500 Series to the public. [8]

AUGUST /// adidas-Salomon opens its first North American Originals store in New York and its second store in Japan (Osaka). [9]

SEPTEMBER /// Ross McMullin is appointed to the Executive Board of adidas-Salomon, responsible for the North American business. [10]

SEPTEMBER /// adidas-Salomon hosts its third annual Investor Day for analysts and investors in London. [11]

OCTOBER /// adidas-Salomon launches the first collection of the adidas Sport Style division designed by Yohji Yamamoto at a fashion show in Paris. [12]


MAXFLI

[13] [14] [15] [16]

OCTOBER /// Sergio Garcia extends his existing partnership with TaylorMade-adidas Golf and now plays with adidas headwear, adidas Golf apparel, TaylorMade clubs and Maxfli balls. [13]

NOVEMBER /// The T-MAC 2 basketball shoe is the No.1 selling shoe in the USA. [14]

DECEMBER /// TaylorMade takes over the prestigious No.1 position in new driver usage among US golfers. [15]

DECEMBER /// The adidas-Salomon share ends the year as the top performer within the DAX-30, Germany's premiere stock index, for the second time in a row.

DECEMBER /// TaylorMade-adidas Golf exercises its purchase option and acquires the Maxfli brand of golf balls and accessories. [16]



[10] [11] [12] [13] [14]

AUGUST /// Rich Beem wins the PGA Championship with the new R500 Series driver. This marks the sixth out of a total of 13 victories for the R500 Series in 2002. [10]

AUGUST /// Ian Thorpe wins five gold medals at the Pan Pacific Championships 2002 in Yokohama, Japan. [11, 12]

AUGUST /// Nicolas Vouilloz wins the gold medal in the downhill competition at the Mountain Bike World Championship in Kaprun, Austria. This is just one of a total of four victories for Mavic athletes at this championship. [13]



[15]

NOVEMBER /// Marat Safin wins his third career Masters Series title in Paris and finishes the 2002 season as No.3 in the ATP Champions Race. [14]

DECEMBER /// Salomon athletes Janica Kostelic, Christel Pascal, Nicole Gius and Laure Pequengnot win the top four positions in the World Cup slalom competition in Semmering, Austria. [15]

Our Share /// 2002 WAS ANOTHER SUCCESSFUL YEAR FOR THE adidas-Salomon SHARE: AS IN 2001, OUR SHARE WAS ONCE AGAIN THE TOP PERFORMER IN THE DAX-30. IN ADDITION, THE TREND TOWARDS A MORE INTERNATIONAL SHAREHOLDER STRUCTURE CONTINUED THROUGHOUT THE YEAR. WITH FURTHER IMPROVEMENTS IN OUR INVESTOR RELATIONS ACTIVITIES AND AN UNCHANGED DIVIDEND PAYOUT RATIO AT THE TOP END OF THE GROUP'S DIVIDEND POLICY, WE PROVIDED ADDITIONAL EVIDENCE OF OUR ONGOING COMMITMENT TO OUR SHAREHOLDERS IN 2002.

THE adidas-Salomon SHARE

Number of shares outstanding	
2002 average	45,366,100
at year-end 2002	45,422,500
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	Frankfurt, Paris
Stock registration number	ISIN DE0005003404 WKN 500 340 COMMON 006103707
Stock symbol	ADS
Important indices	DAX-30 MSCI World Textiles, Apparel & Luxury Goods CDAX Consumer Cyclical Dow Jones STOXX Dow Jones EURO STOXX Dow Jones Sustainability FTSE4Good Europe

HISTORICAL PERFORMANCE OF THE adidas-Salomon SHARE AND IMPORTANT INDICES AT YEAR-END 2002

		1 year	3 years
adidas-Salomon	%	(2)	11
DAX-30	%	(44)	(58)
MSCI World Textiles, Apparel & Luxury Goods	%	(8)	(34)

TOP PERFORMER IN DAX-30 /// In 2002, stock markets worldwide were characterized by significant share price decreases. Within this very difficult environment, the adidas-Salomon share also declined 2%, but nevertheless outperformed most of our competitors. Ending the year at € 82.30, the adidas-Salomon share was the top performer in the DAX-30, Germany's premiere stock index, which declined 44% in 2002. Outperforming the index by 42 percentage points, this marked the first time in the history of the index that one of its members was the top performer for two consecutive years. In addition, adidas-Salomon's share price development also beat the Morgan Stanley Capital International (MSCI) World Textiles, Apparel and Luxury Goods index, which comprises the Group's major competitors. This index lost 8% in the course of the year.

SHARE PRICE STABLE IN VOLATILE MARKETS /// After strong 2001 share price performance (+28%), profit-taking characterized the adidas-Salomon share price development at the beginning of 2002. Share price improvements in March through May were driven by strong retailer and consumer response to the Group's new technologies as well as short-lived indicators of improving US consumer confidence. As a result, the share price reached a 33-month high at the end of May. However, accounting scandals in the USA and Germany, as well as disappointing quarterly results within the sporting goods industry, led to investor skepticism towards the stock market in general and the industry in particular. This resulted in a dip in the stock price in June and July. These declines were partially offset by increases at the beginning of August, which were mainly due to strong second quarter results released by adidas-Salomon. Profit warnings from competitors and athletic specialty retailers in the USA as well as the shutdown of the ports on the US West Coast and concerns about possible military action in Iraq put further pressure on the stock markets. This led to substantial deterioration of all leading indicators as well as the adidas-Salomon share. In October, we experienced the year-low share price at € 64.28. In the last two months of the year, the share price grew strongly. Positive third quarter results as well as an interest rate reduction in Europe and continued appreciation of the euro all helped drive our share price to € 82.30 on December 30.

HIGH TRADING ACTIVITY CONTINUES /// In 2002, about 78 million adidas-Salomon shares were traded on German stock exchanges including the electronic trading system Xetra. The average daily trading volume was 307,000 shares. To increase overall trading efficiency and in response to the low trading volume in Paris, we decided to discontinue our Euronext listing. Effective March 19, 2003, the adidas-Salomon share will be traded exclusively on the *Frankfurt Stock Exchange* and the other eight regional exchanges in Germany. adidas-Salomon also has an unsponsored ADR program in the USA according to Rule 144A, which is limited to qualified institutional investors.

MEMBERSHIP IN HIGH-QUALITY INDICES /// The adidas-Salomon share is included in a variety of indices which act as indicators for the development of the respective markets and regions. Most importantly, as one of the 30 largest exchange-listed companies in Germany, our share is included in the DAX-30, Germany's premiere stock index. At the end of 2002, our share was ranked number 18 and 21 in the DAX-30 respectively, as reported by Deutsche Börse, according to the two key criteria, market capitalization and 12-month average turnover. Our share is also a member of the Dow Jones STOXX, the Dow Jones EURO STOXX and the MSCI World index as well as their corresponding sector indices. This shows that adidas-Salomon is represented in high-quality indices around the world. In addition, the adidas-Salomon share is also included in the Dow Jones Sustainability Group Index and the FTSE4Good Europe Index. This is evidence of our successful efforts to combine strong financial performance with the commitment to environmental sustainability, a positive relationship with our stakeholders and dedication to supporting human rights (see Sustainability).

WEEKLY SHARE PRICE DEVELOPMENT[1]


120
100
80
60
40
Dec. 31, 2001
Dec. 31, 2002
adidas-Salomon
DAX-30
MSCI World Textiles, Apparel and Luxury Goods

[1] Index: December 31, 2001 = 100

EXTENSIVE AND POSITIVE ANALYST COVERAGE /// The relevance of our Group within the financial community is also reflected in the extensive coverage of adidas-Salomon by numerous financial institutions. In 2002, more than 35 banks released research reports on adidas-Salomon on a regular basis. Within the last three months of the year, more than half of these analysts (52%) had issued a "buy" recommendation for our share. Only 8% ranked our share in the "sell" category, while 40% recommended investors "hold" our share.

€ 1.00 DIVIDEND AT TOP END OF GROUP DIVIDEND RANGE /// After paying a dividend of € 0.92 per share in each of the last three years, the adidas-Salomon Executive and Supervisory Boards will recommend a dividend of € 1.00 for the 2002 fiscal year to our shareholders at the Annual General Meeting on May 8, 2003. This increase of 9% versus the prior years amounts to the highest dividend in the Group's history and reflects our philosophy to share our Group's success with our shareholders. With a total payout of approximately € 45 million the proposal represents a payout percentage of 20%. This is at the top end of our dividend policy, which recommends a payout ratio of between 15 and 20% of consolidated net income.

PROPORTION OF INTERNATIONAL SHAREHOLDERS GROWS IN 2002 /// Continuing the development of recent years, adidas-Salomon's shareholder structure showed a clear trend towards an increasingly international shareholder base in 2002. The amount of invitations to our Annual General Meeting in May 2002 distributed on our behalf by banks indicates a total number of around 95,000 shareholders. adidas-Salomon has a free float of 100%.

According to estimates based on our latest annual ownership analysis conducted in June 2002, institutional investors currently account for 76% of the Group's 45.4 million outstanding shares (2001: 69%). Smaller, undisclosed holdings, which mainly include retail investors, make up 19% of adidas-Salomon's shares (2001: 21%).

Of the known institutional investors, North Americans continue to be the largest group. Their share ownership increased to 31% in 2002 from 27% in 2001. German institutional investors account for 19% of outstanding shares versus 16% in the prior year. Other Europeans now hold 22% of adidas-Salomon's shares compared to 24% in 2001. Holdings of other international shareholders have doubled to 4% in 2002 from 2% in 2001. adidas-Salomon Management, which includes current members of the Executive and Supervisory Boards, holds less than 5% of outstanding shares. This compares to less than 10% in 2001.

INVESTOR RELATIONS ACTIVITIES INCREASE /// At adidas-Salomon, we constantly strive to further improve communication with both individual and institutional investors. In the course of 2002, adidas-Salomon's Management and the Investor Relations team visited a large number of investors during road shows in Europe, North America and Asia. In addition, we frequently participated in conferences, spoke at retail investor presentations, held over 400 one-on-one meetings with institutional investors and also met with shareholders' representatives on several occasions. In September 2002, we hosted our third annual Investor Day in London which included presentations from five Executive Board members. By presenting the latest product innovations as well as Management's goals and strategies to investors and financial analysts, we continue to increase adidas-Salomon's visibility within the financial community. This supports our efforts to achieve a fair valuation of the adidas-Salomon share on the stock markets.

EXTENSIVE ONLINE OFFERING FOR INVESTORS ///

To ensure fair disclosure to all interested parties, all documents presented to the public are available on our recently relaunched corporate website at www.adidas-Salomon.com, which also lists all analysts covering our share as well as their composite recommendations. Financial highlights for the last five years and our "What if Scenario", a template allowing users to model adidas-Salomon's income statement based on Management guidance and the user's own assumptions, can also be found on the site. Similarly, information regarding the Group's Management Stock Option Plan (MSOP) is available (see note 30). In addition, adidas-Salomon webcasts all its analyst conferences as well as the Annual General Meeting and Investor Day presentations. A calendar showing all financial reporting dates is included at the end of this report and on our website. An interactive HTML version of this annual report is also available on our website.

SHARE RATIOS AT A GLANCE

		2002	2001
Basic earnings per share			
(before goodwill amortization)	€	**6.04**	5.49
(after goodwill amortization)	€	**5.04**	4.60
Diluted earnings per share	€	**5.04**	-
Year-end price	€	**82.30**	84.30
High	€	**88.95**	84.30
Low	€	**64.28**	47.70
Dividend per share	€	**1.00**[1]	0.92
Dividend payout	€	**45,422,500**	41,721,264
Dividend payout ratio	%	**20**	20
Dividend yield (12 month average)	%	**1.27**	1.33
Shareholders' equity per share	€	**23.81**	22.37
Price-earnings ratio at year-end		**16.33**	18.33
Average trading volume per trading day	shares	**307,403**	328,284
Market capitalization at year-end	million €	**3,738**	3,823
DAX-30 ranking[2] at year-end by			
Turnover		**21**	27
Market capitalization		**18**	28

[1] Subject to Annual General Meeting approval
[2] As reported by Deutsche Börse AG

SHAREHOLDER STRUCTURE[1]



Other, undisclosed holdings 19%
Management <5%
Rest of the World 4%
Germany 19%
31% North America
22% Europe (excl. Germany)

[1] As of June 2002

RECOMMENDATION SPLIT[1]



Sell 8%
Hold 40%
52% Buy

[1] At year-end


/// STRATEGY

CONSUMER-ORIENTED BUSINESS MODEL

CONSUMER	**performance athletes**	**sports lifestyle consumers**	**fashion-conscious consumers**	**freeride athletes**	**golfers**
BRANDS / DIVISIONS	**adidas Sport Performance**	**adidas Sport Heritage**	**adidas Sport Style**	**Salomon**	**TaylorMade-adidas Golf**
FOCUSED RESOURCES	Marketing Operations Sales	Marketing Operations Sales	Marketing Operations Sales	Marketing Operations Sales	Marketing Operations Sales

Our Strategy /// THE adidas-Salomon STRATEGY IS FOCUSED ON CONTINUOUSLY DEVELOPING AND STRENGTHENING OUR BRANDS. WE AIM TO MAXIMIZE OUR BRANDS' IMPACT WITH CONSUMERS AND ENHANCE BRAND PROFITABILITY ON THE BASIS OF FIVE STRATEGIC PILLARS THAT GUIDE EVERYTHING WE DO.

CONSUMER-ORIENTED STRUCTURE /// We believe that one of our competitive advantages is in structuring our organization in a way that unites our brand values with the needs and demands of our consumers. This is a deliberate move away from the traditional industry approach along footwear, apparel and hardware lines. We have already structured the entire marketing and operations activities in this way. Our next priority is to extend this model to our global sales function, and at the same time to increase our consumer research to continually expand our knowledge about our primary target groups.

DESIGN AND INNOVATION LEADERSHIP /// Consumer buying and brand perception in the sporting goods sector are intrinsically linked to cutting-edge design coupled with market-leading, visible technologies that are easy to understand. At adidas-Salomon, we are committed to keeping our product pipeline full with new, close-to-market design and technologies. We plan to launch at least one major new technology or technological evolution per year to excite consumers and demonstrate our continued commitment to market innovation.

DEVELOP LEADING POSITIONS IN ALL OUR MAJOR MARKETS AND CATEGORIES /// We are in the business to win. We strive to have number one or number two positions in all the markets and categories that we compete in. On a regional basis, our efforts start in our home market Europe, where we are seeking to extend our leadership position with our "Winning in Europe" program to drive both top- and bottom-line growth in the coming years. In North America, our first goal is to achieve an undisputed number two position. With a footwear market share of 20% in the next three to five years. In Asia, we are striving to become the market leader with top positions in the region's major markets. And in Latin America, our goal is to be the fastest growing sporting goods supplier for the next five years.

EXCELLENCE IN EXECUTION /// Superior products and marketing are vital to success in our industry, but sales are often made on the basis of who consistently delivers on time, ensures best quality and is willing to go the extra mile for retail partners. These are areas where our industry has a long way to go versus other industries, and for adidas-Salomon we are placing a high priority on executional exellence. Our efforts to shorten and customize the global supply chain, to ensure best-practice social and environmental standards and ongoing commitment to customer service are just a few examples of our progress in this area.

FOCUS ON FINANCIAL HEALTH /// Our Group knows that while top- and bottom-line growth is critical to our goal to be the global leader in the sporting goods industry, performance also needs to be measured by other criteria. The indicators of financial health that are highest priorities for us include operating margin, working capital as a percentage of sales and debt reduction. We intend to make visible improvements to the operating margin for each of the next three years. Working capital as a percentage of sales should continue to decrease annually during the same period. And with respect to financial leverage, our goal is to reduce the Group's debt by at least € 100 million per year.

adidas

adidas SPORT PERFORMANCE /// This is the largest adidas division (82% of adidas sales) with products "engineered to perform" for athletes of all abilities. Technological innovation and a commitment to performance are the cornerstones of this division.

adidas SPORT HERITAGE /// This is the fastest growing adidas division. These products seek to extend the unique and authentic heritage of adidas to the lifestyle market. Revenues from the Sport Heritage division currently comprise 18% of brand adidas sales.

adidas SPORT STYLE /// This division, which first releases products in 2003, targets the growing set of cosmopolitan consumers who are looking for exclusive, style-leading products that have relevant and differentiating characteristics.

Our Product Portfolio ///

ONE OF THE KEY STRENGTHS OF OUR GROUP LIES IN THE RANGE OF OUR BRANDS. EACH BRAND, WITH ITS OWN DISTINCT IDENTITY, IS CLEARLY FOCUSED TO MEET THE NEEDS OF A SPECIFIC SECTOR WITHIN THE SPORTING GOODS MARKET. THIS DIFFERENTIATION IS CRUCIAL AND HELPS US MAXIMIZE OUR IMPACT WITH CONSUMERS.

SALOMON

SALOMON ///
Salomon is the Freedom Action Sports brand. Number one in the world for winter sports, with leading positions in alpine, nordic and snowboard products, Salomon is actively expanding its presence in summer and alternative sports as well as soft goods. All products are highly innovative and performance-oriented.

MAVIC ///
Mavic is a leading producer of high-end bicycle rims, wheels and other cycling components.

BONFIRE ///
Bonfire is a fast-growing supplier of snowboard-specific and snowboard lifestyle apparel, with a focus on innovative and progressive design.

ARC'TERYX ///
Arc'Teryx is the leading North American specialist in outdoor apparel, climbing equipment and high-end protective shells.

CLICHÉ ///
Cliché is Europe's leading skateboard brand. Cliché supplies skateboard equipment, footwear and apparel.

TAYLORMADE-adidas GOLF

TAYLORMADE ///
TaylorMade offers a full range of golf hardware and accessories.
It is a leader in the industry and the number one supplier of metalwoods.

adidas GOLF ///
adidas Golf is a leading supplier of high-quality golf footwear and apparel.

MAXFLI ///
Maxfli designs and develops premium golf balls and golf accessories.

DEVELOPING PRODUCTS FOR CONSUMERS

→ WE UNDERSTAND AND ARE CONTINUOUSLY RESPONDING TO THE FACT THAT WE SERVE DIFFERENT CONSUMER GROUPS WHO BUY OUR PRODUCTS FOR VARYING REASONS. FOR SOME, IT'S ABOUT ACHIEVING SPORTING EXCELLENCE. FOR OTHERS, IT'S ABOUT A WAY OF LIFE. FOR STILL OTHERS, IT'S PURELY AND SIMPLY A FASHION STATEMENT. IN FACT, WE HAVE IDENTIFIED AND ARE WORKING TO SATISFY FIVE DISTINCT GROUPS OF CONSUMERS. WE BELIEVE THAT EACH OF THESE GROUPS HAS DIFFERENT PRODUCT NEEDS, BUYING PATTERNS, MARKETING DEMANDS AND IN PARTICULAR A DIFFERENT PASSION THEY BRING WITH THEM TO SPORT.



a3® /// TWIN STRIKE
IT CUSHIONS - GUIDES - DRIVES
NOT ONLY IN THE HEEL, BUT ALSO IN THE FOREFOOT
UPPER /// OPEN MESH NYLON FOR OPTIMAL BREATHABILITY AND QUICK DRYING
MIDSOLE /// HEEL/FOREFOOT a3® OPTIMIZES ENERGY TRANSFER THROUGHOUT FOOTSTRIKE
INLAY /// MOLDED EVA INSOLE SUPPORTS ANATOMICAL COMFORT
UPPER /// REFLECTIVITY FOR SAFETY IN LOW LIGHT CONDITIONS
OUTSOLE /// adiWEAR® OUTSOLE FOR MAXIMUM DURABILITY IN HIGH WEAR AREAS. FLEX GROOVES FOR OPTIMAL FOREFOOT FLEXIBILITY

adidas Sport Performance /// RUNNING FASTER, LONGER. HITTING HARDER, FURTHER. JUMPING HIGHER, QUICKER. OUR PASSION TO BE THE BEST MEANS THAT WE ARE CONTINUOUSLY SEEKING TO MAXIMIZE ATHLETIC PERFORMANCE IN EVERY AREA OF SPORT. NO OTHER SPORTS BRAND IN THE WORLD IS MORE DEDICATED TO PROVIDING ATHLETES WITH THE PRODUCTS THEY NEED TO PERFORM AT THEIR PEAK. OUR UNPARALLELED HISTORY, KNOWLEDGE AND EXPERIENCE HAS GIVEN US A TRUE UNDERSTANDING OF WHAT "PERFORMANCE PRODUCTS" REALLY ARE. PRODUCTS WHICH CAN BE USED BY SERIOUS, REGULAR AND OCCASIONAL ATHLETES WHO BUY BECAUSE THEY ARE DIRECTLY INVOLVED IN OR STRONGLY INSPIRED BY SPORT PERFORMANCE.



TENNIS /// adidas IS THE WORLD LEADER IN PERFORMANCE TENNIS FOOTWEAR AND APPAREL.



FOOTBALL /// PERHAPS THE SPORT MOST STRONGLY IDENTIFIED WITH THE adidas BRAND, FOOTBALL ENJOYS A LONG TRADITION AT adidas AND THIS IS REFLECTED IN OUR NUMBER ONE POSITION GLOBALLY.



RUNNING ///
adidas IS NUMBER TWO IN THE WORLD'S BIGGEST SPORTS CATEGORY, WITH ONE OF THE STRONGEST PRODUCT PIPELINES IN THE INDUSTRY. THIS CATEGORY IS EXPECTED TO GROW AT DOUBLE-DIGIT RATES IN 2003.



TRAINING ///
adidas' LARGEST APPAREL CATEGORY, WE SPECIALIZE IN APPAREL THAT ENHANCES SPORT PERFORMANCE. HERE, WE ENJOY A NUMBER TWO POSITION GLOBALLY.



BASKETBALL ///
BASKETBALL HAS BEEN adidas' FASTEST GROWING CATEGORY OVER THE LAST FEW YEARS AND WE ARE NUMBER TWO IN THIS KEY AREA.

adidas Sport Performance /// THE HOME OF adidas CUTTING-EDGE TECHNOLOGIES SUCH AS CLIMACOOL®, a3®, THE PREDATOR® FOOTBALL SERIES AND THE SUPERNOVA RUNNING SHOE FAMILY. PRODUCTS ARE DESIGNED TO ENHANCE AN ATHLETE'S PERFORMANCE AT ALL LEVELS OF COMPETITION. THROUGH ENSURING THAT OUR PRODUCTS ARE "ENGINEERED TO PERFORM", WE MEET AND SATISFY THE SPECIFIC NEEDS OF ALL ATHLETES.


adidas

CLIMACOOL® 2 RUNNING APPAREL


CLIMACOOL® 2 /// RUNNING SHOE
CLIMACOOL® PROVIDES 360° COOLING FOR THE ENTIRE FOOT
AVAILABLE IN OVER 20 COLORS
IN RUNNING, TENNIS, BASKETBALL AND TRAINING PRODUCTS
OPEN MESH NYLON FOR MAXIMUM BREATHABILITY AND QUICK DRYING
adiPRENE® CUSHIONING PROVIDES PROTECTION FROM HARMFUL IMPACT FORCES
adiPRENE®+ MAINTAINS FOREFOOT PROPULSION & EFFICIENCY
INLAY: PERFORATED CLIMACOOL® SOCK LINER FOR INCREASED AIRFLOW
3-D TORSION FOR MAXIMUM MIDFOOT SUPPORT
CLIMACOOL® CHASSIS FOR OPTIMAL VENTILATION AND MIDFOOT SUPPORT
DYNAMIC VENTILATION KEEPS FOOT 20% COOLER AND DRIER

adidas Sport Heritage /// WEARING SPORTS SHOES AND APPAREL ISN'T JUST CONFINED TO THE PITCH, THE TRACK OR THE COURT. SPORTSWEAR HAS BECOME A MAJOR ELEMENT OF THE GEAR THAT YOUNG PEOPLE WEAR ON THE STREET. IN THE SPORT HERITAGE DIVISION, WE COMBINE THE AUTHENTIC VISION AND PASSION THAT ADI DASSLER BROUGHT TO SPORT MORE THAN 75 YEARS AGO WITH THE SPORTING LIFESTYLE OF TODAY'S WORLD. THE RESULT IS THE PERFECT FUSION OF SPORT AUTHENTICITY AND GLOBAL STREET STYLE. WE TARGET TREND-SETTERS AND YOUTH AROUND THE WORLD WHO LOVE AND PURCHASE PRODUCTS INSPIRED BY OUR GENUINE AND UNIQUE SPORT HERITAGE.



FOOTWEAR /// THE BIGGEST CATEGORY IN SPORT HERITAGE, FAMOUS FOR GREAT PRODUCTS SUCH AS THE SUPERSTAR, SAMOA, COUNTRY RIPPLE AND GALAXY.



APPAREL /// THE FASTEST GROWING CATEGORY OF THE DIVISION. THIS BUSINESS IS SUPPORTED BY TARGETED DISTRIBUTION IN FASHION, DENIM AND TREND SHOPS.

ACCESSORIES /// A NEW AND LUCRATIVE PART OF THE BUSINESS, WHICH OFFERS ACCESSORY ITEMS FROM A MUCH SOUGHT-AFTER BRAND LABEL.

adidas Sport Heritage /// PRODUCTS IN THIS AREA COMBINE EXPERT CRAFTSMANSHIP WITH SUPERIOR MATERIALS. OUR THREE PRODUCT TYPES ARE → RE-INTRODUCED: RE-MAKES OF OLD WINNERS, BROUGHT BACK IN LIMITED QUANTITIES, → RE-INTERPRETED: BASED ON THE ORIGINAL AUTHENTIC SPORTS PRODUCT, BUT WITH UPDATED COLORS, MATERIALS AND DETAILS, AND → RE-DESIGNED: INSPIRED BY ORIGINAL adidas PRODUCTS IN STYLE, EXPERIENCE AND CRAFTSMANSHIP, AND UPDATED FOR TODAY'S CONTEXT. THESE PRODUCTS ARE "ONCE INNOVATIVE, NOW CLASSIC, ALWAYS AUTHENTIC".

adidas



REKORD SUEDE /// TRAINING SHOE

MONZA GRAND PRIX /// RALLY DRIVING SHOE

MID FORUM /// BASKETBALL SHOE


adidas
adidas
adidas

CAT TRACKSUIT /// A FITTED SPORTS OVERALL FEATURING CLASSIC 3-STRIPES BRANDING

58 SHOE SACK /// ONE OF THE FIRST BAGS EVER TO BE PRODUCED BY adidas

adidas Sport Style /// SPORTS FASHION IS SOMETHING EXCITING, UNIQUE AND INSPIRATIONAL. IT IS WHERE SPORTS PASSION MEETS FASHION AND IS BECOMING AN INCREASINGLY IMPORTANT PART OF THE SPORTING GOODS MARKET. THE DEMAND COMES FROM THE PREMIUM FASHION-CONSCIOUS CONSUMER WHO IS MORE LIKELY TO BE OVER 25 THAN UNDER. THESE PRODUCTS, ALL NEW TO THE MARKET IN 2003, ARE PART OF OUR UNIQUE PARTNERSHIP WITH STAR DESIGNER YOHJI YAMAMOTO. THEY TARGET COSMOPOLITAN CONSUMERS WHO ARE LOOKING FOR EXCLUSIVE, STYLE-LEADING PRODUCTS THAT HAVE RELEVANT AND DIFFERENTIATING CHARACTERISTICS.

adidas



HOODED JACKET /// TANK PINSTRIPE PANT

KNIT CARDIGAN /// HOT PANT

JACKET /// RIB TANK /// PINSTRIPE PANT

HOODED DRESS

JACKET /// LONGSLEEVE POLO /// CARGO PANT

LONGSLEEVE DRESS PLAIN

HOODED SWEAT /// WOVEN PANT

KNIT JACKET /// MESH TEE /// SKIRT

BIG TEE /// KNIT PANT

DRAWCORD JACKET /// WOVEN PANT



ZIP POLO /// PANT



SHORT DRESS



adidas Sport Style /// adidas Y-3 IS THE FUTURE IN SPORTSWEAR. INFLUENTIAL DESIGN AND NEW TECHNOLOGY COMBINED WITH THE HIGHEST QUALITY STANDARDS CLEARLY DISTINGUISH Y-3 FROM ANY OTHER SPORTSWEAR LINE. IT COMBINES FASHION ELEGANCE AND SPORTS FUNCTIONALTY IN CHIC SPORTSWEAR FOR EVERYDAY LIFE IN A WAY THAT NEVER EXISTED BEFORE.






Y-3
Y-3



Y-3 SHOPPER /// HANDBAG
Y-3 IMAGE PRODUCT /// LEG WARMER
Y-3 SPRINT /// RUNNING SHOE
Y-3 FIELD /// FOOTBALL-INSPIRED SHOE

Salomon /// AT SALOMON, IT'S ALL ABOUT FREEDOM ACTION SPORTS. THESE ARE INDIVIDUAL, NO-RULES SPORTS. IT'S THE OFF-ROAD EXPERIENCE. ABOUT GLIDING TO NEW ADVENTURES. ABOUT SUCCEEDING IN A NICHE. WHATEVER THE ENVIRONMENT – SNOW, TRAILS, ROCKS, STREET OR WATER – SALOMON OFFERS PRODUCTS TO CONSUMERS LOOKING FOR UNRESTRICTED SENSATION, STYLE AND ADVENTURE. THESE ATHLETES ARE UNIQUE AND THEY ARE LOOKING FOR BRANDS OUTSIDE THE MAINSTREAM. THAT'S WHY SUCCEEDING WITH THESE CONSUMERS REQUIRES A MULTI-BRAND APPROACH. TEAMING UP WITH MAVIC, BONFIRE, ARC'TERYX AND CLICHÉ, SALOMON IS BREAKING NEW GROUND AND SETTING NEW STANDARDS.

SALOMON



BIKING /// MAVIC IS THE WORLD'S LEADING BRAND IN BIKE COMPONENTS FOR BOTH RACING AND MOUNTAIN BIKING.



SKATING /// SALOMON IS THE THIRD LARGEST SUPPLIER OF INLINE SKATES IN THE WORLD. SKATEBOARDING IS ALSO A NEW AND UP-AND-COMING PORTION OF THIS BUSINESS.



WINTER SPORTS /// AS THE NUMBER ONE WINTER SPORTS BRAND, SALOMON ENJOYS LEADING POSITIONS IN ALL ALPINE AND NORDIC SKIING CATEGORIES.



HIKING/OUTDOOR /// WHETHER IT'S SALOMON FOOTWEAR AND APPAREL OR THE EXCITING OUTDOOR TECHNICAL APPAREL FROM ARC'TERYX, SALOMON IS GROWING QUICKLY IN THIS IMPORTANT BUT HEAVILY FRAGMENTED CATEGORY.



SNOWBOARDING /// [illegible]

Salomon /// SALOMON'S TOP PRIORITY IS PRODUCT INNOVATION. AND AS A RESULT, IT HAS A PIPELINE OF PRODUCTS THAT NO OTHER SUPPLIER OF WINTER SPORTING GOODS CAN MATCH. IN SUMMER PRODUCTS, TOO, THIS IS A CRITICAL FACTOR IN THE FAST SALES GROWTH OF THESE PRODUCTS.

CROSSMAX™ 10.0 /// SKI BOOT
ADVANCED CHASSIS OPTIMIZES ENERGY TRANSMISSION
THERMO-MOLDABLE LINER
CROSSMAX™ 10 PILOT /// SKI AND BINDING SYSTEM
REVOLUTIONARY BINDING TECHNOLOGY
SKI-X CARVING SKI


SALOMON
CROSSMAX 10
SALOMON
SALOMON



SALOMON FSK /// IN 2003, WE WILL INTRODUCE OUR SECOND SEASON OF NEW FREESKATING PRODUCTS. THEY REPRESENT THE PERFECT FUSION OF SPEED AND VERSATILITY FOR THE CREATIVE URBAN SKATER.

TaylorMade-adidas Golf /// HITTING THE PERFECT DRIVE. HOLING THE IMPOSSIBLE PUTT. CONCENTRATION AND PRECISION. THE GOLFER IS AN ATHLETE DIFFERENT FROM ANY OTHER. OUR PRODUCTS ARE TARGETED AT PROVIDING GOLFERS OF ALL LEVELS WITH PREMIUM TECHNOLOGY THAT ALLOWS THEM TO OPTIMIZE THEIR GAME.


TaylorMade
SERGIO
GARCIA

METALWOODS /// TAYLORMADE IS THE WORLD'S LEADING METALWOOD BRAND. WE PRODUCE, MARKET AND SELL MORE METALWOODS THAN ANY OTHER GOLF COMPANY.

FOOTWEAR AND APPAREL /// adidas GOLF BRINGS THE STRENGTH OF THE adidas NAME TO THESE LUCRATIVE GOLF CATEGORIES. ALTHOUGH THE GROUP'S GLOBAL MARKET SHARE IS CURRENTLY SMALL, THIS IS THE AREA WHERE WE PROJECT THE HIGHEST GROWTH RATES IN THE COMING YEARS.



GOLF BALLS /// THANKS TO OUR ACQUISITION OF MAXFLI, WE NOW COMMAND AN 8% MARKET SHARE IN GOLF'S SECOND LARGEST CATEGORY.



TaylorMade-adidas Golf /// THE AVERAGE GOLF EQUIPMENT INNOVATION HOLDS ITS OWN IN THE MARKET FOR ONLY 24 MONTHS BEFORE IT IS OVERTAKEN BY THE NEXT INNOVATION. AT TAYLORMADE, OUR STRENGTH AND A MAJOR REASON BEHIND OUR RAPID GROWTH DURING THE LAST FEW YEARS IS OUR UNIQUE ABILITY TO CREATE AND MARKET EXCITING NEW PRODUCTS MORE QUICKLY AND CONSISTENTLY THAN ANY OF OUR COMPETITORS.

TaylorMade


R500 DRIVER
R510 DRIVER
R580


QUINTUPLICATE ZONE (ZERO OFF-CENTER NEGATIVE EFFECT)
TWC - TUNABLE WEIGHT CARTRIDGE
PULL-FACE CLUBHEAD
INVERTED CONE TECHNOLOGY
OPTIMUM CLUBHEAD SPEED, IMPACT ALIGNMENT AND LAUNCH ANGLE
HIGH BALL VELOCITY
R540 DRIVER
R580 DRIVER
HIGHEST COR FROM TAYLORMADE .860

adidas /// AT adidas, OUR ORGANIZATION IS MATCHED TO THE NEEDS OF THREE GROUPS OF SPORT-ORIENTED CONSUMERS: → OUR SPORT PERFORMANCE DIVISION IS AIMED AT ATHLETES AT ALL PERFORMANCE LEVELS, → SPORT HERITAGE TARGETS TREND-SETTERS SEEKING SPORT-INSPIRED STREETWEAR WITH AN AUTHENTIC ORIGIN, → AND SPORT STYLE FOCUSES ON YOUNG COSMOPOLITAN CONSUMERS LOOKING FOR EXCLUSIVE, FASHION-ORIENTED SPORTSWEAR PRODUCTS. THIS THREE-DIVISIONAL APPROACH HELPS US TO BEST DEVELOP AND MARKET INNOVATIVE PRODUCTS, MEETING THE NEEDS OF TODAY'S DIVERSE CONSUMERS.

adidas SPORT PERFORMANCE /// adidas Sport Performance focuses on offering functional and exciting products in all our sports categories. Our top five priorities are running, football, basketball, tennis and training. We have number one or two positions globally in all of these categories.

MAJOR INITIATIVES IN RUNNING /// Running is the world's largest footwear category and an area where adidas has always been strong. We strive to be the leader in design, innovation, performance and, ultimately, in volume. Our product pipeline is based on two *strong product families: ClimaCool® and a³®*. ClimaCool® is our 360° ventilated footwear and apparel, where we plan to sell more than two million pairs of footwear and two million pieces of apparel in 2003. a³®, our revolutionary energy management footwear technology, is being expanded into new variations to come closer to meeting the needs of individual athletes. We will support these innovations and the rest of our strong running offering with high-impact marketing around the world including marathons in Boston, London, Berlin, Paris, Milan and Amsterdam. Other important running initiatives include tailored solutions for our key accounts and athletic specialty retail partners, and our industry-leading, made-to-measure "mi adidas" customized footwear program.

BASKETBALL SUCCESS CONTINUES /// Basketball is the fastest growing category in the USA and is key to future growth prospects in the region. In the last two years, we have nearly doubled the size of our basketball business. In addition to utilizing our ClimaCool® and a³® technologies, powerful basketball symbols such as Tracy McGrady and Tim Duncan are helping to propel product interest and sales. In November, *we will release our* T-MAC 3 as the next follow-up to our hugely successful Tracy McGrady-inspired basketball shoes.



adidas /// PREDATOR® MANIA
FOOTBALL BOOT

FOCUS ON FOOTBALL /// The 2002 FIFA World Cup™ reconfirmed our leadership in football. Our Predator® Mania football boot is recognized as the highest-caliber football product in the world. Our sponsorship of such teams as Bayern Munich, Real Madrid, AC Milan, Ajax Amsterdam or players such as David Beckham and Zinedine Zidane shows our skill in selecting key partners. We will be the dominant brand at the most prominent football events of the next several years: the UEFA Champions League™, the 2003 FIFA Women's World Cup™ in China and the European Championships in Portugal in 2004. And, we are already preparing for the next World Cup in Germany in 2006.

TENNIS LEADERSHIP DRIVEN BY PRODUCT EXCELLENCE /// adidas is the world leader in performance tennis footwear and apparel. Creating performance products that set the industry standard is adidas' trademark in the category. Supporting adidas' leading market position is a strong portfolio of young players including Marat Safin and Anna Kournikova, as well as our sponsorship of important events such as the Grand Slam tournament Roland Garros.

adidas COLOURS TO BRING EXCITEMENT TO SPORT PERFORMANCE APPAREL /// Training apparel is a market segment that has been under pressure in the last few years as fashion suppliers, vertical retailers, licensed athletic apparel and generic products have all become important competitive elements in the market. Previously, this market had been dominated only by sporting goods companies. adidas Colours, our new strongly-branded apparel line, will be introduced to retail on a bi-monthly basis in 2003. It will be supported by our largest print and outdoor advertising campaign ever.

adidas SPORT HERITAGE SALES TO SURPASS € 1 BILLION IN 2003 /// The adidas Sport Heritage division targets sports lifestyle consumers who seek trend-setting streetwear with authentic origins. This division started in 2000 with € 450 million in sales, and has been the fastest growing area of the adidas business over the last two years. Sport Heritage concept stores in exciting locations such as New York, Berlin and Tokyo are helping us to position these products directly with key sports lifestyle consumers. In 2003, we are targeting sales of € 1 billion with product focusing on our brand's unique heritage in sports such as football, Olympic sports, tennis and basketball.

adidas SPORT STYLE HITS THE MARKET IN 2003 /// The adidas Sport Style division is bringing a new line of products to the market in 2003. Our Y-3 collection, developed with designer Yohji Yamamoto, is helping us extend our product appeal to young cosmopolitan consumers who are looking for exclusive, style-leading active sportswear products. Yamamoto's strong presence in this area allows us to expand the power of the adidas brand. In the first season, distribution is limited to 150 fashion-oriented accounts in Europe and North America. We expect to grow this division at double-digit rates in 2004 and beyond.

Salomon /// **AT SALOMON, WE HAVE OUR ORIGINS IN WINTER SPORTS AND ARE THE CLEAR MARKET LEADER IN THIS SECTOR IN TERMS OF SALES, PRODUCT INNOVATIONS AND RACING RESULTS. DOMINATING THE 2002 OLYMPIC GAMES IN SALT LAKE CITY, WE ARE THE NUMBER ONE SUPPLIER OF SKI BOOTS, BINDINGS AND CROSS-COUNTRY PRODUCTS. WE ALSO HOLD LEADING POSITIONS IN SKIS AND SNOWBOARDS. WE ARE NOW ALSO TAKING STRONG POSITIONS IN OUTDOOR FOOTWEAR AND APPAREL, INLINE SKATES, SKATEBOARDS AND SURFING PRODUCTS.**

SALOMON: GROWING THE SOFT GOODS BUSINESS AS A STRATEGIC PRIORITY /// While Salomon remains committed to delivering high-performance hardware, our future growth will also be driven by expanding our product profile in footwear, apparel and accessories. In 2001, we launched our first Salomon apparel collection, combining cutting-edge technical functions, such as "motion fit" and body temperature management with contemporary styling. In 2002, we again earned the prestigious ISPO award for outdoor footwear with the XA-Pro adventure running shoe.

MAVIC: HIGH-TECH BIKING PRODUCTS /// Mavic sets the standard as the leading brand for high-end rims and wheels for mountain and road racing bikes. In 2002, we again introduced major innovations in the product range. In 2003 and beyond, Mavic and adidas Cycling will combine efforts to bring the strongest possible offering of both soft goods and hardware to the market.

BONFIRE: THE ULTIMATE IN SNOWBOARD APPAREL /// As a leader in snowboard-specific features and innovations, Bonfire's outerwear and streetwear lines represent a major leap forward in fabric coating technologies. Bonfire products are extremely waterproof and highly breathable, with features designed specifically for snowboarding. At Bonfire, our ongoing focus is to create technical apparel for the wearer that is at home on the mountain and on the street.

ARC'TERYX: THE REFERENCE IN TECHNICAL OUTDOOR APPAREL /// Arc'Teryx, an outdoor apparel and climbing equipment specialist, was acquired by adidas-Salomon in 2002. Arc'Teryx is the hottest brand in North America's outdoor technical apparel market with a strong track record of product innovation, including harnesses, performance backpacks or most recently technical outerwear and layering systems. Arc'Teryx sales and profits grew significantly in 2002. And looking ahead, we will extend Arc'Teryx's success by continuously developing unique and innovative apparel products for the most demanding outdoor sports enthusiasts.

CLICHÉ: SETTING TRENDS IN SKATEBOARDING /// Skateboarding is having a huge impact on youth today. In 2001, Salomon acquired Cliché, the leading European skateboard company. In 2002, we doubled Cliché sales and the brand received excellent exposure in all key US and European skateboard publications. In 2003, Cliché will launch its first collection of skateboard-specific footwear.


SALOMON

SALOMON /// VERSE 8 PILOT° SKI

TaylorMade-adidas Golf /// EXCELLENCE IN GOLF REQUIRES A DEEP KNOWLEDGE OF PLAYERS' NEEDS, A WIDE PRODUCT OFFERING AND COMMITMENT TO INNOVATE. AND THIS UNIQUE COMBINATION DESCRIBES EXACTLY HOW TAYLORMADE-adidas GOLF APPROACHES THE MARKET. IN 2002, WE BECAME THE WORLD'S LEADING METALWOOD SUPPLIER. WITH STRONG POSITIONS IN GOLF BALLS, IRONS, WEDGES, PUTTERS, BAGS, FOOTWEAR AND APPAREL, TAYLORMADE-adidas GOLF IS TRULY AN ALL-AROUND SUPPLIER OF GOLF PRODUCTS. OUR COMMITMENT TO CONTINUOUSLY INNOVATING OUR PRODUCTS IN TANDEM WITH ATHLETES IS THE DRIVER OF THEIR STRONG SUPPORT FOR TAYLORMADE-adidas GOLF PRODUCTS.



TAYLORMADE /// RAC OS IRON

EXPANDING FROM THE METALWOOD BASE /// TaylorMade is the world's largest supplier of metalwoods. With cutting-edge innovations such as the new R500 drivers, TaylorMade products are leading the industry. To extend this success into other golf categories, TaylorMade began to direct more of its product development and marketing resources toward irons and wedges, the next major segment of the golf equipment market. New irons launched at the end of 2002 are based upon the company's proprietary "RAC" technology. RAC (Relative Amplitude Coefficient) which significantly improves the "feel" of the TaylorMade irons and wedges and has been incorporated into all of the brand's premium irons for 2003. As a result, double-digit growth is projected from this category in 2003.

ROSSA PUTTERS ARE NEW /// In 2002, TaylorMade introduced "Rossa", a premium line of putters. Used in 10 professional golf tour wins worldwide, including the British Open, the Rossa line of putters has quickly developed a reputation for the performance and quality demanded by elite players. Rossa provides TaylorMade with a critical premium position on world golf tours and among the top amateurs in the game.

CONTINUED STRENGTH AT adidas GOLF /// adidas Golf footwear and apparel drive the soft goods offering within TaylorMade-adidas Golf and this is an area that has been growing rapidly for the last several years. We believe there is still significant opportunity for us to extend the adidas brand in golf products. Strong endorsement partners including Sergio Garcia and Retief Goosen support these products vigorously. Performance rain gear will be an important new product offering for the brand in 2003.

MAXFLI: A NEW MEMBER OF THE TAYLORMADE-adidas GOLF FAMILY /// In 2002, TaylorMade-adidas Golf began managing the marketing and distribution of the Maxfli and Slazenger Golf brands under a license arrangement with Dunlop Slazenger Group, providing TaylorMade-adidas Golf with a leading position in the golf ball category. At the end of the year, we decided to end operations in the Slazenger business and to purchase the Maxfli brand. The Maxfli Noodle and the Maxfli Performance Series helped drive the Maxfli brand to become the fastest growing ball brand in the USA in 2002, with market share increasing 71% in value terms. In 2003, we will continue to build on this promising start by fully integrating the brand into TaylorMade-adidas Golf and expanding our distribution of Maxfli products in Europe.



adidas-Salomon /// IN 2002, adidas-Salomon DELIVERED EXCELLENT TOP- AND BOTTOM-LINE RESULTS. NET SALES INCREASED 7% FROM € 6.1 BILLION IN 2001 TO € 6.5 BILLION IN 2002. THE GROUP'S GROSS MARGIN GREW 0.7 PERCENTAGE POINTS TO 43.2% OF SALES. THIS WAS ACHIEVED DESPITE DIFFICULT RETAIL CONDITIONS IN ALL MAJOR MARKETS. THE GROUP'S OPERATING EXPENSES AS A PERCENTAGE OF NET SALES GREW 1.1 PERCENTAGE POINTS TO 35.9%. AS A RESULT, OPERATING PROFIT GREW TO € 477 MILLION (2001: € 475 MILLION). adidas-Salomon's INCOME BEFORE TAXES WAS € 390 MILLION, UP 4% VERSUS € 376 MILLION IN 2001. LOWER MINORITIES ALSO CONTRIBUTED TO THE GROUP'S NET INCOME, WHICH GREW 10% FROM € 208 MILLION IN 2001 TO € 229 MILLION IN 2002. THIS REPRESENTS BASIC EARNINGS PER SHARE OF € 5.04 VERSUS € 4.60 IN THE PRIOR YEAR. THESE RESULTS ARE AT THE TOP END OF THE EARNINGS RANGE TARGETED BY MANAGEMENT AT THE BEGINNING OF THE YEAR. FOR 2003, THE GROUP ANTICIPATES REVENUE GROWTH OF AROUND 5%, A VISIBLE OPERATING MARGIN IMPROVEMENT AND EARNINGS GROWTH OF BETWEEN 10 AND 15%.

ECONOMIC AND SECTOR DEVELOPMENT

STOCK MARKET LOSSES AND FEAR OF WAR IN IRAQ CHARACTERIZE US ECONOMY /// 2002 was a year with largely negative macroeconomic signals from all major markets. In the USA, the economy experienced gross domestic product (GDP) improvements at the beginning of 2002. However, substantial stock market losses, fears with respect to the anniversary of the September 11 attacks and uncertainties surrounding possible military action in Iraq significantly slowed down growth in the second half of the year. As a result, GDP grew only 2% and consumer confidence, which declined in eight of the 12 months, was at its lowest level in nine years at the end of December 2002.

STAGNANT ECONOMIES YIELD LOW CONSUMER SPENDING IN EUROPE /// European economies showed little growth in 2002 with a GDP increase of less than 1% compared to the prior year. The drivers of this development include the deterioration of consumer sentiment due to the introduction of the euro and corresponding price increases at the beginning of the year, rising unemployment as well as a decline in global price competitiveness owing to the appreciation of the euro. Germany has been particularly weak, with GDP growth of only 0.2%, reflecting the worst economic development since 1993.

NEGATIVE GDP DEVELOPMENT IN ASIA AND LATIN AMERICA /// In Japan, GDP growth was negative in 2002. Increases in exports and solid growth in private consumption were more than offset by decreases in both public and private investment. Furthermore, wholesale prices declined and deflation persisted during the entire year. In Argentina, the economy suffered a severe financial and banking crisis in 2002. As a result, GDP declined strongly compared to the prior year and many other economies in the region were impacted by spill-over effects.

SPORTING GOODS SECTOR UNDER PRESSURE IN NORTH AMERICA DURING THE SECOND HALF OF THE YEAR /// After a successful first half of the year among sporting goods retailers, low consumer confidence and the difficult economic conditions led to disappointing back-to-school sales which exacerbated an already strongly promotional environment in North America. In addition, the US West Coast dock dispute put further pressure on suppliers and retailers who had to redirect shipments to ensure fall deliveries. As a result, several athletic specialty retailers as well as smaller sporting goods manufacturers were forced to issue sales and profit warnings. Nevertheless, most of the major suppliers were able to increase both their sales and earnings.

MIXED CONDITIONS AT SPORTING GOODS RETAIL IN EUROPE /// In Europe, the picture for the sporting goods market was mixed, developing similarly to the national economies. While market conditions continued to be tough throughout Central Europe with particular weakness in Germany, where the retail sector experienced the worst trading conditions in more than 40 years, athletic retail showed some improvements in the UK, France and Spain.

WORLD CUP SPURS GROWTH IN ASIAN SPORTING GOODS SECTOR /// In Japan and South Korea, the retail environment experienced World Cup-driven improvements which continued throughout the year. In addition, expansion of retail doors in China continued during 2002 mainly as a result of increased consumer spending.

adidas-Salomon SALES REACH RECORD LEVEL OF € 6.5 BILLION /// Consolidated net sales for the Group grew 7% from € 6.1 billion in 2001 to reach € 6.5 billion in 2002. Excluding first-time sales from Arc'Teryx, Maxfli and Slazenger Golf, Group sales grew 5% from € 6.1 billion in 2001 to € 6.4 billion in 2002. This is the highest level in the Group's history and the eighth year of continued growth since going public in 1995 and exceeds the Group's 3 to 5% sales growth target range for 2002. On a currency-neutral basis, Group sales increased 11%.

BRAND GROWTH LED BY TAYLORMADE-adidas GOLF, WHERE SALES CLIMB 30% /// From a brand perspective, TaylorMade-adidas Golf again posted the most substantial gains, with sales up 30% (+37% currency-neutral) from € 545 million in 2001 to € 707 million in 2002. This reflects the strength of new product introductions, in particular the R500 Series drivers, as well as the first-time inclusion of Maxfli and Slazenger Golf revenues. adidas sales grew 6% (+10% currency-neutral) from € 4.8 billion to € 5.1 billion. Drivers of this growth were new Sport Performance footwear technologies ClimaCool® and a3®, basketball category sales which grew nearly 50% year-over-year as well as continued double-digit growth in the Sport Heritage division. Salomon sales declined 4% (-1% currency-neutral) from € 714 million to € 684 million mainly as a result of poor winter conditions and weak inline skate sales.

NORTH AMERICAN SALES RISE TO € 2.0 BILLION /// In North America, sales for the Group grew 8% to € 2.0 billion in 2002 versus € 1.8 billion in the prior year. On a currency-neutral basis, this represents a 14% increase. Sales at TaylorMade-adidas Golf increased most significantly, up 32% (+39% currency-neutral). In addition to the very strong reception of the R500 Series drivers in the second half of the year, sales were helped by the first-time inclusion of the Maxfli and Slazenger Golf brands. At brand adidas, sales grew 4% (+10% currency-neutral) from € 1.3 billion in 2001 to € 1.4 billion in 2002. This confirms the turnaround of adidas America, where sales growth was positive for the first time in four years. Salomon sales declined 4% from € 208 million in 2001 to € 199 million in 2002. This decline, however, was a result of the negative currency development. Currency-neutral sales grew 2%, reflecting the strength of Mavic products in the region as well as new Arc'Teryx sales.



adidas /// CLIMACOOL® 2 ADVENTURE SHOE

NET SALES € in millions

1998	**5,065**
1999	**5,354**
2000	**5,835**
2001	**6,112**
2002	**6,523**

NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	4	4	20	(9)	**6**
Salomon	3	(4)	(25)	(14)	**(4)**
TaylorMade-adidas Golf	34	32	24	-	**30**
Total	**4**	**8**	**16**	**(9)**	**7**

[1] Versus the prior year

CURRENCY-NEUTRAL NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	4	10	26	31	**10**
Salomon	3	2	(18)	45	**(1)**
TaylorMade-adidas Golf	35	39	32	-	**37**
Total	**5**	**14**	**23**	**31**	**11**

[1] Versus the prior year

ASIAN SALES REACH € 1.2 BILLION /// Asia was again the fastest growing region for the Group. Sales increased 16% to reach € 1.2 billion in 2002 (2001: € 1.0 billion). On a currency-neutral basis, this increase was 23%. adidas sales grew 20% from € 726 million in 2001 to € 867 million in 2002, driven by vigorous growth of adidas in Japan, which benefited from the positive response to the 2002 FIFA World Cup™. adidas sales in South Korea, China, Hong Kong, Taiwan and Malaysia also continued to grow solidly. TaylorMade-adidas Golf again grew strongly (+24%) with substantial sales increases coming from South Korea. Salomon sales declined 25% in Asia, as a result of continued poor winter business and the over-stocked outdoor footwear market in Japan. In other Asian markets, the Salomon brand grew at double-digit rates, albeit from a small base.

SALES IN EUROPE GROW 4% /// Sales for adidas-Salomon in Europe grew 4% from € 3.1 billion to € 3.2 billion. On a currency-neutral basis, this increase was 5%. All brands delivered positive growth. Sales at brand adidas grew 4% from € 2.6 billion in 2001 to € 2.7 billion in 2002, primarily as a result of solid performance in Italy, UK, Spain and France, driven by our strong footwear range. Emerging market sales also continued to grow substantially, supported in particular by sales growth in Russia and the Middle East. TaylorMade-adidas Golf was also one of the main drivers of growth in Europe, with sales up 34% from € 83 million in 2001 to € 111 million in 2002 following the excellent reception of the new R500 Series drivers. Salomon also grew, with European sales up 3%, driven largely by increases in the ski boot and nordic categories in an otherwise challenging winter market. In addition, Mavic sales grew at double-digit rates.

LATIN AMERICA SALES GROW STRONGLY ON A CURRENCY-NEUTRAL BASIS /// In Latin America, where revenues are generated predominately by brand adidas, sales declined 9% in 2002 to € 163 million (2001: € 178 million). However, this was due to the negative currency developments in the region. On a currency-neutral basis, sales actually grew 31% as a result of higher sales in Argentina, Brazil, Chile and Mexico. Salomon and TaylorMade-adidas Golf, while only minor components in overall sales, continued to grow rapidly on a currency-neutral basis.

FOOTWEAR SALES UP 8% /// Net sales of footwear within the adidas-Salomon Group grew 8% to reach € 2.9 billion in 2002 (2001: € 2.7 billion). The strongest growth came from the adidas Sport Performance basketball and football categories as well as the Sport Heritage division, where sales increased by 36%, 15% and 22% respectively. Our new footwear technologies – ClimaCool® and a3® – also helped the running category grow 7% versus the prior year. Footwear now generates 44% of total Group sales, reaffirming its position as adidas-Salomon's most important product category.

NET SALES BY REGION



Latin America 3%
Asia 10%
North America 30%
69% Europe

NET SALES BY PRODUCT CATEGORY



Hardware 21%
Apparel 35%
44% Footwear



SALOMON ///
NORDIC CARBON PRO SKATE

adidas-Salomon FOOTWEAR NET SALES € in millions

1998	2,047
1999	2,222
2000	2,515
2001	2,650
2002	2,851

adidas-Salomon APPAREL NET SALES € in millions

1998	2,201
1999	2,190
2000	2,175
2001	2,212
2002	2,288

adidas-Salomon HARDWARE NET SALES € in millions

1998	817
1999	962
2000	1,164
2001	1,250
2002	1,385

APPAREL SALES IMPROVE 3% /// Apparel sales increased 3% from € 2.2 billion in 2001 to € 2.3 billion in 2002. This represents 35% of total Group sales. Apparel growth drivers were the adidas Sport Performance football and basketball categories, where sales grew 35% and 101% respectively. This reflects the strength of the adidas 2002 FIFA World Cup™ activities as well as an extended product range in the basketball category. First-time inclusion of Sport Heritage apparel for adidas and the Arc'Teryx brand within Salomon also contributed positively.

ANOTHER YEAR OF DOUBLE-DIGIT GROWTH FOR HARDWARE SALES /// Hardware sales, which primarily come from the TaylorMade and Salomon brands, again recorded the strongest growth among product categories, up 11% to € 1.4 billion versus € 1.3 billion in the prior year. Growth in this area came primarily from TaylorMade-adidas Golf as a result of the strong introduction of the R500 Series drivers as well as the first-time inclusion of Maxfli and Slazenger Golf sales. In addition, adidas hardware – which comprises bags, balls and protective equipment – grew strongly following the outstanding consumer response to the 2002 FIFA World Cup™ hardware offering. These developments underscore adidas-Salomon's position as the number one global supplier of sports hardware products, as measured by total net sales. Hardware sales represent 21% of total Group sales.

LICENSEE REVENUES DECREASE /// Net licensee sales decreased by 10% from € 642 million in 2001 to € 577 million in 2002. This was mainly due to the expiration of an adidas licensee agreement in Argentina. The resulting reduction in licensee income, however, was offset by an increase in consolidated net sales.

COST OF SALES GROWS SLOWER THAN SALES /// At adidas-Salomon, the cost of sales is the amount we pay to third parties or, in particular at Salomon and TaylorMade, for material, labor and tooling costs as well as manufacturing overheads. It also includes customs duties, freight and other expenses (e.g. insurance, other taxes) associated with delivering our products from our manufacturers or our factories to our sales organizations. In 2002, cost of sales was € 3.7 billion, up 5% from the € 3.5 billion level of 2001. This increase was less than Group sales growth. adidas-Salomon cost of sales per product was reduced in 2002, in particular in terms of labor costs as well as manufacturing and administrative overheads, reflecting the first tangible benefits from our lean manufacturing programs.

GROSS MARGIN in %

1998	41.9
1999	43.9
2000	43.3
2001	42.6
2002	43.2

| | Target range 41 to 43%

GROSS PROFIT € in millions

1998	2,124
1999	2,352
2000	2,528
2001	2,601
2002	2,819

GROUP GROSS MARGIN GROWS /// The adidas-Salomon gross margin grew 0.7 percentage points from 42.6% in 2001 to 43.2% in 2002. This was above the 41 to 43% target range communicated by Management in early 2002. As a result, Group gross profit rose 8% from € 2.6 billion in 2001 to € 2.8 billion in 2002.

GROSS MARGIN GAINS DRIVEN BY BRAND adidas /// The improvement in the Group's gross margin was the result of a 1.0 percentage point gain at brand adidas from 38.2% in 2001 to 39.2% in 2002. Drivers of this increase were the expansion of adidas own-retail activities, a lower level of clearance sales, higher clearance margins and, most importantly, an improving product mix. The improving euro/US dollar exchange rate also impacted these figures. However, of the total 1.0 percentage point gain, we estimate the currency impact to be less than 0.2 percentage points. Offsetting this improvement were gross margin declines at Salomon and TaylorMade-adidas Golf. At Salomon, gross margin was down 3.1 percentage points from 43.8% in 2001 to 40.8% in 2002, highlighting the continued weakness of the winter and inline skate markets. The TaylorMade-adidas Golf gross margin also declined as a result of the heavily discounted golf market offering in North America in the first half, as well as the first-time inclusion of the lower-margin golf ball business from Maxfli and Slazenger Golf.

EUROPE AND ASIA DRIVE GROSS MARGIN GROWTH /// On a regional basis, gross margin improvement was driven by Europe and Asia, reflecting strong gains within brand adidas as described above. In Europe, the gross margin grew 2.0 percentage points from 37.5% in 2001 to 39.5% in 2002. In Asia, the gross margin increased 0.5 percentage points from 47.5% in 2001 to 48.0% in 2002. In North America, the gross margin declined 0.6 percentage points from 37.3% to 36.8%. Strong improvements at brand adidas as a result of lower clearance sales at better margins and increased own-retail activities could not fully compensate for declines at TaylorMade-adidas Golf and Salomon. In Latin America, the gross margin declined 0.9 percentage points from 40.8% to 39.9%, impacted by negative currency developments.

OPERATING EXPENSES AS A PERCENTAGE OF SALES INCREASE IN LINE WITH MANAGEMENT EXPECTATIONS /// Operating expenses, including selling, general and administrative expenses (SG&A) and depreciation and amortization (excluding goodwill), grew 10% from € 2.1 billion in 2001 to € 2.3 billion in 2002. As a percentage of net sales this equates to 35.9% which is 1.1 percentage points higher than the 2001 level of 34.8%. The increase was expected and reflects the incremental expenses related to key strategic initiatives for brand adidas, including additional marketing expenses for the 2002 FIFA World Cup™, the expansion of own-retail activities and start-up costs associated with the purchase of the remaining shares of adidas Italy. Total incremental costs were lower than the initially projected € 100 million. As a result, operating expenses for brand adidas increased 11% from € 1.5 billion in 2001 to € 1.7 billion in 2002. At TaylorMade-adidas Golf, operating expenses grew 24% from € 218 million in 2001 to € 271 million in 2002. At Salomon, operating expenses declined 4% from € 251 million in 2001 to € 240 million in 2002, following major efforts to implement leaner structures in both marketing and R&D activities.

MARKETING WORKING BUDGET REFLECTS WORLD CUP EXPENDITURES /// The Group's marketing working budget, which is now evenly divided between advertising and promotional expenses, was € 824 million and represented 12.6% of net sales in 2002. This is a 12% increase versus the 2001 level of € 734 million (12.0% of sales).The main driver of this growth was additional costs related to the 2002 FIFA World Cup™ activities. These expenditures were taken with a long-term view to further strengthen the competitive strategic position of the Group's core brand. At Salomon, marketing working budget expenditures were nearly stable versus the prior year, despite increased expenditures associated with the addition of Arc'Teryx and the Winter Olympics in Salt Lake City. Marketing working budget as a percentage of sales decreased at TaylorMade-adidas Golf despite the new R500 Series launch, increased spending to strengthen TaylorMade's professional tour dominance and new marketing expenditures associated with the Maxfli brand.

EMPLOYEE NUMBER INCREASES IN STRATEGICALLY IMPORTANT AREAS /// At December 31, 2002, adidas-Salomon employed 14,716 people. This represents an increase of 6% versus the previous year's level of 13,941. In 2002, the largest number of new employees came from the own-retail sector and the integration of Arc'Teryx into the Group. The majority of our employees now work in sales, logistics and own-retail functions. Personnel expenses (including production) increased 9% from € 695 million in 2001 to € 758 million in 2002. Costs which are directly attributable to production are included within the cost of sales. In 2003, we project that the continued expansion of our own-retail activities will again be the major driver of increased personnel requirements. Detailed information regarding adidas-Salomon employees, human resources policy and performance incentives is included in this report (see Employees).

OPERATING EXPENSES in % of net sales

1998	33.7
1999	34.9
2000	35.8
2001	34.8
2002	35.9

MARKETING WORKING BUDGET in % of net sales

1998	12.9
1999	13.5
2000	13.7
2001	12.0
2002	12.6

OPERATING PROFIT € in millions

1998	416
1999	482
2000	437
2001	475
2002	477

NUMBER OF EMPLOYEES[1]

1998	12,036
1999	12,829
2000	13,362
2001	13,941
2002	14,716

[1] At year-end

EMPLOYEES BY FUNCTION[1]

Sales	19%
Logistics	19%
Own Retail	16%
Marketing	13%
Central Functions & Administration	13%
Production	12%
Research & Development	6%
IT	3%

[1] At year-end

OPERATING EXPENSES INCLUDE ONE-TIME GAINS AND LOSSES /// Operating expenses were impacted by one-time gains of € 23 million, which include the release of a legal provision in the amount of € 15 million and income in the amount of € 8 million related to the sale of land. Offsetting these gains, however, were one-time expenses for restructuring programs and legal provisions in the Group which were also reported in 2002.

OPERATING PROFIT IMPROVES DESPITE SPENDING ON KEY INITIATIVES /// Operating profit for the Group increased from € 475 million to € 477 million in 2002. Solid top-line growth and gross margin improvements more than compensated for the operating expense increases mentioned above. On a brand basis, the adidas operating profit decreased by 3% from € 352 million in 2001 to € 343 million in 2002. The Salomon operating profit declined by 38% from € 63 million in 2001 to € 39 million in 2002. The brand suffered from poor winter sports conditions in several key markets, which were partially offset by continued strong performance at Mavic and growing soft goods sales. TaylorMade-adidas Golf had another excellent year with operating profit growing 19% from € 63 million in 2001 to € 74 million in 2002, driven by healthy revenue gains in Asia, the success of metalwoods and new product introductions. The Group's operating profit comparison was also slightly impacted by the results of central hedging activities that improved versus the prior year. Detailed information on the sales and operational performance of the individual brands is presented in this report (see note 27).

OPERATING PROFIT GROWS IN ALL REGIONS /// In 2002, the Group's positive operating profit development was underpinned by improvement in all regions (see note 27). In Europe, operating profit grew 6% from € 444 million in 2001 to € 471 million in 2002. This was generated by operating profit improvements at all brands. In North America, significant operating profit gains at brand adidas more than compensated for declines at Salomon and TaylorMade-adidas Golf. As a result, the region's operating profit grew from € 161 million in 2001 to € 162 million in 2002. In Asia, operating profit grew 11% from € 170 million in 2001 to € 189 million in 2002, reflecting strong improvements at adidas and TaylorMade-adidas Golf. In Latin America, operating profit grew 50% from € 16 million in 2001 to € 24 million in 2002 as a result of strict cost control at adidas in Latin America.

ROYALTY AND COMMISSION INCOME UP 9% /// Royalty and commission income increased by 9% from € 42 million in 2001 to € 46 million in 2002. This was largely due to a higher level of sales under licenses for products such as cosmetics and eyewear, in addition to higher royalty rates for these products.



adidas /// FINALE 2003, MATCH BALL OF THE UEFA CHAMPIONS LEAGUE™

GROWTH IN AMORTIZATION OF GOODWILL DRIVEN BY ACQUISITIONS /// Goodwill amortization increased by 12% from € 40 million in 2001 to € 45 million in 2002. The purchase of the remaining shares of adidas Italy and the acquisition of Arc'Teryx were the main drivers of this increase. The largest component of the Group's goodwill amortization, however, continues to be the € 30 million related to the acquisition of the Salomon group in 1997, which is being amortized over 20 years.

FINANCIAL RESULT HELPED BY LOWER INTEREST EXPENSES /// Financial expenses declined 14% from € 102 million in 2001 to € 87 million in 2002. The decline was mainly attributable to lower interest expenses as a result of lower net borrowings and average interest rates, which were partially offset by higher non-cost-of-sales related exchange rate effects.

NO EXTRAORDINARY INCOME RECORDED IN 2002 /// In 2002, no extraordinary income was recorded at adidas-Salomon. This compares with € 2 million in 2001.

INCOME BEFORE TAXES INCREASES BY 4% /// Supported by the favorable movement in the financial result, income before taxes increased by 4% from € 376 million in 2001 to € 390 million in 2002. As a percentage of net sales, income before taxes declined by 0.2 percentage points from 6.2% in 2001 to 6.0% in 2002, reflecting a healthy profitability level despite incremental spending for the strategic initiatives mentioned under operating expenses.

ROYALTY AND COMMISSION INCOME € in millions

1998	45
1999	35
2000	43
2001	42
2002	46

INCOME BEFORE TAXES € in millions

1998	319
1999	398
2000	347
2001	376
2002	390

EARNINGS PER SHARE €

1998	4.52
1999	5.02
2000	4.01
2001	4.60
2002	5.04

DOUBLE-DIGIT NET INCOME GROWTH FOR SECOND YEAR IN A ROW /// Net income for the Group increased 10% from € 208 million in 2001 to € 229 million in 2002. This result was at the top end of the Group's targeted earnings range. Solid sales and gross margin improvements as well as a better financial result were more than able to compensate for additional expenses related to the strategic initiatives mentioned above. Lower minorities and a more favorable tax rate also contributed to the net income gain. Minorities declined by 35% from € 21 million in 2001 to € 14 million in 2002 as a result of the Group's acquisition of the remaining shares of adidas Italy. The tax rate improved by 1.1 percentage points from 39.0% to 37.9%, mainly due to a more balanced earnings mix and reduced tax rates in several foreign jurisdictions.

€ 5.04 EARNINGS PER SHARE /// In 2002, basic earnings per share were € 5.04 versus € 4.60 in 2001. This is a 10% year-over-year increase and at the top end of the 5 to 10% target range communicated by Management since the beginning of 2002. The Group's total number of shares outstanding increased by 73,300 shares in 2002 to 45,422,500, as a result of the first exercise period of Tranche II of the Management Stock Option Plan (MSOP) of adidas-Salomon AG. Diluted earnings per share were also € 5.04 in 2002. In 2001 diluted earnings per share did not exist (see note 26).

NO MATERIAL TRANSACTIONS SINCE THE END OF THE FISCAL YEAR /// From the end of 2002 to the time at which the audit of the Group's results was completed, no material transactions at the Group or brand level had occurred.

RESEARCH AND DEVELOPMENT

adidas-Salomon COMMITMENT TO RESEARCH AND DEVELOPMENT /// adidas-Salomon believes that innovation and design leadership are critical to the sustained success of the Group. As a result, we invest considerable resources into continuously developing technological innovations and contemporizing our design philosophy to best unite the needs of our consumers and our brand values. The design and development process is driven by in-house teams of designers, product developers and experts for biomechanics, materials technology, product and process engineering and similar disciplines. adidas-Salomon currently employs 886 people in research and development activities. This represents a reduction of 1% from the prior year's level of 899.

adidas RESEARCH SPLIT BETWEEN TWO LOCATIONS /// For brand adidas, the majority of our research and development activities are located in Herzogenaurach, Germany, and Portland/Oregon, USA. Product design and product development for the Sport Heritage products and the Sport Performance categories running, football, tennis and training takes place at the development center in Herzogenaurach, while design and development activities for the Sport Performance category basketball are assigned to Portland. This allows the brand to best utilize the skills and resources of the headquarters team and those of our team in the largest market. Sport Style products are designed and developed in Herzogenaurach and Tokyo.

SALOMON AND TAYLORMADE-adidas GOLF RESEARCH CLOSE TO MARKET /// For Salomon and TaylorMade-adidas Golf the research and development of products is located at each brand's respective headquarters. Salomon's research and development as well as its marketing and design activities are mainly concentrated at the Salomon Design Center in Annecy, France. To remain close to its consumers, Salomon has additional product-specific design centers in Montebelluna, Italy, for ski and snowboard boots, in Vancouver, Canada, for apparel (Arc'Teryx) and in Perth, Australia, for new Salomon surfing products. Research and development activities for TaylorMade-adidas Golf are centered in Carlsbad/California, USA.

THREE REVOLUTIONARY TECHNOLOGIES DRIVE 2002 RESEARCH AND DEVELOPMENT EXPENSES /// In 2002, adidas-Salomon launched three ground-breaking technologies: ClimaCool® footwear, a3® footwear and the R500 Series golf drivers. ClimaCool®, available in both adidas footwear and apparel, is a 360° ventilation and moisture management system which keeps the body measurably cooler and drier. a3® is an energy management system developed for adidas footwear. The system cushions, guides and drives the foot through each stride, providing optimized energy transfer. The TaylorMade R500 Series drivers utilize an expanded COR zone for greater ball velocity and accuracy. Each of these technologies is patented and trademark-protected.

RESEARCH AND DEVELOPMENT EXPENDITURE VIRTUALLY UNCHANGED IN 2002 /// In 2002, expenditures for research and development decreased by less than 1% to € 85 million, compared to € 86 million in 2001. In addition, market research and analysis was incurred as part of the Group's operating expenses.

FINANCE AND INVESTMENT

TOTAL ASSETS INCREASE /// In 2002, total assets grew by 2% to € 4.3 billion versus € 4.2 billion in the prior year. This increase reflects the January acquisition of the remaining 50% stake in adidas Italy, the July purchase of a 10% participation in the Bayern Munich football club, and the December purchase of the golf brand Maxfli.

SUCCESSFUL WORKING CAPITAL MANAGEMENT /// As a result of the focused working capital reduction initiatives undertaken throughout 2002, inventories at adidas-Salomon were reduced by 7% from € 1.3 billion in 2001 to € 1.2 billion in 2002. On a currency-neutral basis, inventories increased 1%, which is significantly lower than year-end backlog growth. Improvements were recorded at all brands within the Group. The decrease in inventory levels at brand adidas was achieved despite the double-digit growth in order books for the brand at year-end. Following successful clearance efforts, particularly in the inline skate and soft goods categories, Salomon made strong progress in stock reduction, offsetting the addition of Arc'Teryx inventory. Similarly, inventory reductions at TaylorMade-adidas Golf were largely able to compensate for the first-time inclusion of Maxfli stock.

INVENTORY STRUCTURE IMPROVES FURTHER /// At year-end 2002, adidas current inventories, which represent products from the current season, comprised 76% of the brand's overall stock level. This was an improvement of 4 percentage points versus the prior year and reflects the progress made in global inventory management, including careful order planning and focused clearance programs. In addition, clearance margins were improved, partly as a result of an increase in adidas own-retail activities.

RECEIVABLES GROWTH COMPARES FAVORABLY TO SALES DEVELOPMENT /// Receivables at adidas-Salomon increased by 3% to € 1.3 billion in 2002 versus € 1.3 billion in the prior year. On a currency-neutral basis, receivables increased by 14%. This rate is below the Group's fourth quarter currency-neutral sales growth and reflects strict discipline in the Group's trade terms management. The portion of adidas receivables not-yet-due improved further by 3 percentage points from 75% to 78%. The year-over-year receivables comparison for brand adidas was flat, with reductions in Europe and Asia compensated by increases in the highly competitive North American region. As a result of lower winter sports sales, year-end receivable balances at Salomon were reduced. At TaylorMade-adidas Golf, strong sales growth in the last few months of 2002 due to the R500 Series introduction resulted in a significant year-over-year increase in receivables.

FIXED ASSETS INCREASE /// Fixed assets (including financial assets) increased by 13% from € 1.1 billion in 2001 to € 1.2 billion in 2002. This increase reflects strategic investments including the purchase of the remaining shares in adidas Italy and the acquisitions of Arc'Teryx and Maxfli as well as our 10% participation in the Bayern Munich football club. The expansion of adidas own-retail activities and the completion of our headquarter facilities in North America also caused fixed assets to increase.

OTHER ASSETS INFLUENCED BY PARTICIPATION IN BAYERN MUNICH /// Other current assets were unchanged at € 267 million in 2002. Non-current assets grew 35% from € 108 million in 2001 to € 145 million in 2002. The increase in non-current assets is mainly due to the purchase of a participation in FC Bayern München AG for the amount of € 77 million.



TAYLORMADE /// ROSSA PUTTER

OTHER LIABILITIES INCREASE DUE TO FAIR VALUATION OF FINANCIAL INSTRUMENTS /// Other current liabilities increased 35% from € 110 million in 2001 to € 149 million in 2002. Other non-current liabilities grew 45% from € 13 million in 2001 to € 19 million. Both these increases were caused primarily by a decrease in the fair value of the Group's financial instruments (see note 21).

EQUITY RATIO IMPROVES FURTHER DESPITE NEGATIVE CURRENCY IMPACT /// The Group's equity base was further strengthened in 2002 despite negative currency effects. Equity rose 7% from € 1.0 billion in 2001 to € 1.1 billion in 2002. The majority of the net income was retained within the Group and used to strengthen the equity base. Negative effects came from the translation of foreign subsidiaries' equity into euro at year-end due to the decline in the US dollar and other foreign currencies versus the euro. As a matter of corporate policy, adidas-Salomon hedges for the translation of the local balance sheets only under certain circumstances. In such cases, if certain criteria are met, we may use changes in functional currencies of foreign subsidiaries, changes in the currency denomination of their monetary assets, or hedging with forward contracts or options for this purpose. In addition, the hedging reserve resulting from the fair valuation of financial instruments used for product sourcing negatively impacted the year-end equity balance (see note 21). The equity ratio rose by 1.1 percentage points from 24.3% in 2001 to 25.4% in 2002. Financial leverage, the ratio of net borrowings to equity, improved 27 percentage points to 139% versus 165% in the prior year. This is a result of the Group's strong operational cash flow, used to reduce net borrowings.

EQUITY RATIO in % of total assets

1998	14.4
1999	19.0
2000	20.3
2001	24.3
2002	25.4

NET BORROWINGS € in millions

1998	1,655
1999	1,591
2000	1,791
2001	1,679
2002	1,498

INTEREST RATE DEVELOPMENT[1]



5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
1998
2002

[1] Weighted average interest rate of gross borrowings

CASH FLOW AND INVESTMENTS /// The Group's cash provided by operating activities is used for investing activities, for the reduction of debt and for the payment of dividends. Cash outflows for investing activities were € 325 million in 2002, an increase of 84% versus the 2001 level of € 177 million and included the purchase of tangible, intangible and financial assets. Spending for property, plant and equipment such as investments in adidas own-retail activities and in the headquarter facilities in North America decreased by 29% from € 160 million in 2001 to € 114 million in 2002. Cash outflows for intangible assets were € 151 million versus € 42 million in 2001 and included the acquisition of the remaining shares of adidas Italy and the purchase of the Maxfli golf brand in December 2002. The net cash used for acquiring subsidiaries in an amount of € 20 million is related to the acquisition of the Canadian outdoor specialist Arc'Teryx, and the purchase of Salomon Danmark ApS, a former distribution partner for Salomon products in Denmark. These companies have now been fully integrated into adidas-Salomon. The Group's financial assets increased with the purchase of a 10% stake in the Bayern Munich football club for € 77 million in July 2002.

NET BORROWINGS REDUCED BY € 181 MILLION /// Net borrowings at December 31, 2002 were € 1.5 billion, down 11% or € 181 million versus € 1.7 billion in the prior year. This represents the Group's lowest debt level in five years. Positive currency effects influenced Group borrowing levels, contributing roughly half of the improvement. Excluding these effects, net borrowings were reduced in line with Management targets despite the Group's strategic participation in Bayern Munich as well as the purchase of Arc'Teryx, the buyout of the remaining shares of adidas Italy and the acquisition of Salomon Danmark ApS.

FINANCING STRATEGY AND NET BORROWINGS /// The length and diversification of Group credit lines and instruments were further improved in 2002, despite market trends towards reduced lending commitments and the avoidance of maturity extensions for existing commitments. Utilization of available credit facilities for the Group was 45% at the end of 2002 versus 52% at the end of 2001. This improvement highlights the Group's reduced overall borrowings as well as a slight increase in outstanding credit lines and instruments. Other signals of our improved financing structure include the extension of maturities for the vast majority of adidas-Salomon medium-term credit lines from 2005 to 2006. Longer-dated private placements with the Group were also in high demand amongst both domestic and international investors. The volume of longer-term private placements increased strongly, representing € 560 million of funding in 2002. The maturities of outstanding private placements extend now up to 2012. In addition, the Group's on-balance-sheet asset-backed securities (ABS) program proved to be a consistent source of funding with nearly equal utilization rates throughout the year, and the Group's commercial paper programs continued to deliver a significant amount of attractively priced funding.

FAVORABLE INTEREST RATE DEVELOPMENT /// In 2002, adidas-Salomon maintained the existing interest rate options as protection against rising interest rates. Within this shelter, we were able to participate in the continuous interest rate reduction throughout the year by contracting the vast majority of our financing for very short-term periods. The weighted average interest rate on the Group's borrowings fell from 4.5% in 2001 to 3.2% in 2002.

TOTAL CREDIT FACILITIES € in millions

Short-term lines	1,486
Medium-term committed lines	1,427
Private placements	560

REMAINING TIME TO MATURITY OF AVAILABLE FACILITIES € in millions

< 1 year	1,486
1 to 3 years	517
3 to 5 years	1,209
> 5 years	261

BORROWING INSTRUMENTS € in millions

Unused credit lines	1,899
Bank borrowings	633
Commercial paper	234
ABS	147
Private placements	560

CURRENCY SPLIT OF GROSS BORROWINGS € in millions

Unused credit lines	1,899
All others	85
JPY	88
USD	473
EUR	928

adidas /// IN 2002, adidas BRAND SALES GREW 6% TO REACH € 5.1 BILLION VERSUS € 4.8 BILLION IN THE PRIOR YEAR. ON A CURRENCY-NEUTRAL BASIS, THIS INCREASE WAS 10% - THE BRAND'S STRONGEST GROWTH IN FOUR YEARS - WITH IMPROVEMENTS COMING FROM ALL REGIONS. adidas GROSS MARGIN IMPROVED 1.0 PERCENTAGE POINTS FROM 38.2% IN 2001 TO 39.2% IN 2002. THIS POSITIVE DEVELOPMENT REPRESENTS THE EXPANSION OF HIGH-MARGIN OWN-RETAIL ACTIVITIES, LOWER CLEARANCE ACTIVITIES AND SELECTIVE PRICING INITIATIVES. OPERATING EXPENSES INCREASED DURING THE YEAR, TO SUPPORT THREE KEY STRATEGIC INITIATIVES: THE 2002 FIFA WORLD CUP™, THE EXPANSION OF OWN RETAIL AND START-UP COSTS ASSOCIATED WITH THE PURCHASE OF THE REMAINING SHARES OF adidas ITALY. AS A RESULT, adidas OPERATING PROFIT DECLINED 3% FROM € 352 MILLION IN 2001 TO € 343 MILLION IN 2002. FOR 2003, MID-SINGLE-DIGIT SALES GROWTH WILL CONTINUE, WITH IMPROVEMENTS EXPECTED IN ALL REGIONS, LED BY NORTH AMERICA AND ASIA WHERE DOUBLE-DIGIT GROWTH ON A CURRENCY-NEUTRAL BASIS IS ANTICIPATED.



adidas /// a^{3} TWIN STRIKE RUNNING SHOE

adidas SALES TOP € 5 BILLION FOR THE FIRST TIME /// In 2002, adidas net sales increased 6% to € 5.1 billion compared to € 4.8 billion in the prior year. No new companies were consolidated into brand adidas sales in 2002, so all growth is organic. On a currency-neutral basis, this increase was 10%. Growth came from all regions, with particular strength coming from Asia and North America, where sales grew 20% (+26% currency-neutral) and 4% (+10% currency-neutral) respectively. From a divisional perspective, sales grew in both the Sport Performance (+3%) and Sport Heritage (+23%) divisions. Own-retail activities also contributed meaningfully to top-line growth.

SPORT PERFORMANCE GROWTH DRIVEN BY BASKETBALL, FOOTBALL AND RUNNING /// Sales in the Sport Performance division (previously named the adidas Forever Sport division) grew 3% in 2002 from € 4.1 billion in 2001 to € 4.2 billion in 2002. This is the largest division within the Group and now contributes 82% of brand adidas revenues. The strongest growing product category in the division was basketball, where sales increased 46% in 2002 as a result of strong product introductions including the T-MAC, T-MAC 2 and All Day All Night. In addition, the Group's leading market position in football was further strengthened with excellent products, which were highlighted at the 2002 FIFA World Cup™.

SPORT HERITAGE SALES GROW 23% /// At € 904 million, sales from the Sport Heritage division (previously named adidas Originals) were again the largest component of brand adidas growth, increasing more than 23% versus € 736 million in 2001. As a result, Sport Heritage now makes up 18% of brand adidas sales. Footwear sales in the Sport Heritage division grew 22% from € 686 million in 2001 to € 837 million in 2002. Apparel and accessories, which were first introduced as a full collection in 2002, contributed € 68 million to adidas sales.

SALES UP IN BOTH FOOTWEAR AND APPAREL /// Looking at sales from a product perspective, adidas footwear sales grew 9% (+14% currency-neutral) from € 2.5 billion in 2001 to € 2.7 billion in 2002. Sales grew 22% in the Sport Heritage division, which serves as a strong indicator of brand perception. In addition, both football and basketball grew at strong double-digit rates, reflecting the acceptance of our marketing initiatives in these categories. In apparel, sales grew 2% (+5% currency-neutral) from € 2.1 billion in 2001 to € 2.2 billion in 2002. The Sport Performance categories basketball and football led this growth with increases of 101% and 35% respectively. adidas hardware sales – which include balls, bags, socks and protective gear – increased 17% from € 185 million in 2001 to € 217 million in 2002, as a result of the strong response to 2002 FIFA World Cup™ product introductions.

adidas OWN RETAIL AN IMPORTANT DRIVER IN TOP-LINE GROWTH /// An increasingly important part of brand adidas revenues is own-retail activities. Own retail within adidas consists of four major components: concept stores, concession corners in developing markets, factory outlets and Internet sales. In 2002, adidas operated 162 concept stores (2001: 120). These stores market Sport Performance and/or Sport Heritage products directly to the consumer. adidas concession corners, which number 269 (2001: 288), provide sales infrastructure in the developing markets, in particular in Asia. Factory outlets, which are utilized to optimize clearance activities for brand adidas, are located in North America and Europe and currently number 174 (2001: 157). Internet sales are available at www.adidas.com. adidas own-retail activities made up 8% of brand sales in 2002, up from 7% in the prior year. This represents an increase of 16% from € 354 million in 2001 to € 410 million in 2002. This was driven both by comparable sales growth and new store openings. These sales are not intended to exceed 10% of adidas sales in the medium term.

GROSS MARGIN IMPROVEMENT REFLECTS BETTER PRODUCT MIX AND LOWER CLEARANCE /// The adidas gross margin improved by 1.0 percentage points from 38.2% in 2001 to 39.2% in 2002. Drivers of this improvement were increased own-retail activities as described above, lower clearance sales and an improving product mix. Despite the heavily promotional retail environment in the USA, adidas gross margin increased in all regions except Latin America.

OPERATING EXPENSES INCREASE AS A RESULT OF KEY INITIATIVES /// In 2002, adidas operating expenses were up 11% from € 1.5 billion in 2001 to € 1.7 billion in 2002. As a percentage of net sales, this represents an increase of 1.6 percentage points from 30.9% in 2001 to 32.5% in 2002. Marketing expenses associated with the 2002 FIFA World Cup™, the expansion of adidas own-retail activities and start-up costs related to the purchase of the remaining shares of adidas Italy were the drivers of this increase. As a result of these developments, adidas operating profit decreased 3% to € 343 million versus € 352 million in the prior year.

HIGHEST adidas YEAR-END BACKLOG GROWTH RATE IN FOUR YEARS /// adidas backlogs at the end of 2002 increased 6% versus the prior year. On a currency-neutral basis, this increase was 14%. This represents the highest growth rate of our year-end backlogs in four years. This strong development was led by footwear, where backlogs grew 12% (+22% currency-neutral). Apparel backlogs decreased in euro terms by 1%. On a currency-neutral basis, however, this represents an increase of 5%.

adidas AT A GLANCE € in millions

	2002	2001	Change
Net sales	**5,105**	4,825	6%
Gross margin	**39.2%**	38.2%	1.0pp
Operating profit	**343**	352	(3%)
Order backlogs[1]			6%
Currency-neutral order backlogs[1]			14%

[1] At year-end

adidas SPORT PERFORMANCE NET SALES BY PRODUCT



Hardware 5%
45% Footwear
Apparel 50%

adidas SPORT HERITAGE NET SALES BY PRODUCT



92% Footwear
Accessories 2%
Apparel 6%

adidas OWN-RETAIL STORES



Concept Stores 27%
44% Concession Corners
Factory Outlets 29%

adidas NET SALES BY REGION



Asia 17%
53% Europe
Latin America 3%
North America 27%

adidas DEVELOPMENT IN EUROPE

adidas BRAND SALES GROW 4% IN EUROPE /// Sales for brand adidas in Europe increased 4% from € 2.6 billion in 2001 to € 2.7 billion in 2002. On a currency-neutral basis, sales grew 4%. The strongest gains came from Italy, where sales grew nearly 20%, on the heels of a new business model, following the Group's purchase of the remaining shares of adidas Italy. Solid gains were also recorded in the UK, Spain and France. In Central Europe, in particular Germany, sales declined in 2002 although performance improved in the second half of the year. In the Emerging Markets, which comprise our activities in Eastern Europe and Africa, revenues continued to grow at double-digit rates, with particularly strong gains in Russia. Increased key account activity and adidas own-retail activities also drove positive top-line growth.

FOOTWEAR SALES IN EUROPE UP 7% /// On a product category basis, adidas sales in Europe increased most significantly in footwear, up 7% from € 1.2 billion in 2001 to € 1.3 billion in 2002. On a currency-neutral basis, this increase was 8%. Growth drivers were the Sport Heritage division, where sales rose 17% year-over-year, and the Sport Performance categories football and running, which grew 22% and 8% respectively. This growth correlates strongly to the Group's strong marketing activities around the 2002 FIFA World Cup™ and the introduction of the ClimaCool® and a3® running technologies. Sales of tennis and training footwear declined as a result of lower tennis participation in countries such as Germany, Spain and Italy and due to a general shift from training to running footwear purchases among consumers.



adidas COLOURS /// HALTERTOP

adidas APPAREL SALES IN EUROPE NEAR STABLE THANKS TO STRONG WORLD CUP INITIATIVES /// European apparel sales were stable at € 1.3 billion in 2002. On a currency-neutral basis, this was a decrease of 1%. Football apparel delivered strong growth, with sales increasing 27% year-over-year reflecting Europe's World Cup fever. Double-digit sales gains were also recorded in the basketball category, albeit from a very small base. Sport Heritage apparel also got off to a strong start in Europe, the category's most important region. These improvements, however, were offset by a decline in Sport Performance training apparel, which although down 7% versus the prior year was significantly better than the overall market development in the category.

OWN-RETAIL ACTIVITIES AND LOWER CLEARANCE SALES HELP adidas GROSS MARGIN IN EUROPE /// The adidas gross margin in Europe was 40.0%, up 2.0 percentage points versus 2001 when the gross margin was 38.0%. The main drivers of this improvement are lower clearance sales, higher price points and increased own-retail activities in Europe. In addition, the improving product mix also helped margin development in the region.

HIGHEST YEAR-END BACKLOG GROWTH SINCE 1997 /// At the end of 2002, orders in Europe were up 10%. On a currency-neutral basis, this improvement was 12%. This is the highest year-end backlog growth for the region since 1997. Footwear is the main driver of this improvement, with backlogs up 20% (+23% currency-neutral). Apparel orders grew 1% (+3% currency-neutral). The difference between euro and currency-neutral figures reflects particularly strong growth in the UK and other countries not included in the European Union Euro Zone. Backlogs are growing at solid rates in all major markets. As a result, adidas expects mid-single-digit sales growth in Europe for 2003.

adidas IN EUROPE € in millions

	2002	2001	Change
Net sales	**2,694**	2,600	4%
Gross margin	**40.0%**	38.0%	2.0pp
Operating profit	**393**	381	3%

DEVELOPMENT OF adidas ORDER BACKLOG IN EUROPE[1]


14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
Q1 2001
Q4 2002
Total in €
Total currency neutral

[1] At end of quarter, change year-over-year

adidas DEVELOPMENT IN NORTH AMERICA

DOUBLE-DIGIT CURRENCY-NEUTRAL SALES GROWTH IN NORTH AMERICA /// adidas sales in North America grew 4% from € 1.3 billion in 2001 to € 1.4 billion in 2002. Restated on a currency-neutral basis, sales increased by 10%. In 2002, adidas was again confronted with a difficult retail market in North America. Nevertheless, the basketball category grew strongly, led by the number one selling T-MAC (February) and T-MAC 2 (November and December). These were the brand's first and second top selling shoes in the USA in over six years (according to the SportsScan data provider), highlighting the growing support for the brand and the category within North America. Additionally, the brand's two new footwear technologies – ClimaCool® and a3® – also drove strong performance in the running category. Own-retail sales grew solidly in the region, in particular at concept stores and on the Internet. Clearance activities were down substantially in 2002, reflecting significantly improved inventory management in the region.

BASKETBALL FOOTWEAR SALES IN NORTH AMERICA GROW 45% /// By product category, adidas footwear sales increased 8% from € 818 million in 2001 to € 884 million in 2002 (+14% currency-neutral). Sales grew most strongly in the Sport Heritage division, where revenues increased 19% year-over-year. Strong sales were also recorded in the Sport Performance basketball and running categories, which grew 45% (+56% currency-neutral) and 10% (+18% currency-neutral) respectively. On a currency-neutral basis, only training and kids sales declined versus the prior year, where the product offering has yet to prove its competitive positioning in the broader market.

CURRENCY-NEUTRAL adidas APPAREL SALES IN NORTH AMERICA GROW FOR THE FIRST TIME SINCE 1998 /// adidas apparel sales in North America declined 2% from € 489 million in 2001 to € 480 million in 2002. Currency-neutral, apparel sales grew 3%. The Sport Performance basketball category led sales growth with revenues up 118% year-over-year (+128% currency-neutral), reflecting excellent response to the new apparel line. Tennis also grew strongly, with apparel sales growing 24% versus the prior year. The Sport Heritage division also delivered solid double-digit growth, albeit from a very low base. On a currency-neutral basis, only training sales declined versus the prior year. This reflects the impact of the strong licensed apparel market in the USA and the extremely promotional environment for kids products.

IMPROVING PRODUCT MIX AND LOWER CLEARANCE SALES DRIVE GROSS MARGIN IMPROVEMENTS IN NORTH AMERICA /// The gross margin in North America improved 1.1 percentage points to 35.9% in 2002 versus 34.8% in 2001. Lower clearance sales at higher margins, improving margins at own retail and a better product mix were all important contributors to this development.

DOUBLE-DIGIT CURRENCY-NEUTRAL SALES GROWTH EXPECTED IN NORTH AMERICA IN 2003 /// Sales in 2003 will again grow at double-digit rates. Footwear will continue to be the primary growth driver, with particularly strong gains in the athletic specialty channel. Both basketball and running will be solid growth categories for adidas in North America. *Year-end backlogs for the region were down 3% in euro* terms, but up 15% on a currency-neutral basis, highlighting the strong devaluation of the US dollar over the last year. This represents the fifth consecutive quarter of positive currency-neutral backlog growth in the region. On a product basis, footwear orders were down 2% in euro terms (+16% currency-neutral). Apparel backlogs were down 6% but actually grew 12% on a currency-neutral basis. As a result of this backlog development, we are confident that we will continue to grow at double-digit rates on a currency-neutral basis in North America.

adidas NORTH AMERICA € in millions

	2002	2001	Change
Net sales	**1,378**	1,322	4%
Gross margin	**35.9%**	34.8%	1.1pp
Operating profit	**138**	113	22%

DEVELOPMENT OF adidas ORDER BACKLOG IN NORTH AMERICA[1]



25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
Q1 2001
Q4 2002
Total in €
Total currency neutral

[1] At end of quarter, change year-over-year



adidas /// THE T-MAC 2
BASKETBALL SHOE

adidas DEVELOPMENT IN ASIA

SALES MOMENTUM CONTINUES FOR adidas IN ASIA /// From a regional perspective, the adidas brand grew most vigorously in Asia in 2002. Brand sales were up 20% to € 867 million from € 726 million in 2001. On a currency-neutral basis, this growth was 26%. Brand sales in the region have tripled in the last four years. The largest component of this increase was again sales improvement at adidas Japan which not only gained substantial momentum from our sponsorship of 2002 FIFA World Cup™ hosts Japan, but also delivered over 20% organic growth. In addition to these gains, South Korea, Hong Kong, Taiwan and, in particular, China all delivered solid improvements. Smaller markets such as New Zealand, India and Malaysia also showed impressive growth rates, enabling adidas to strengthen its leading position in these markets.

adidas SALES IN ASIA GROW IN BOTH FOOTWEAR AND APPAREL /// The main growth driver of adidas sales in Asia was footwear, which grew 19% from € 371 million in 2001 to € 442 million in 2002. Strongest performance was delivered by the Sport Heritage division, where sales were up 40% year-over-year, reflecting the high demand for such products in Japan and Hong Kong. Solid growth also came in the Sport Performance football category, where World Cup excitement helped push footwear sales up 23% versus the prior year. In apparel, sales grew 20% from € 316 million in 2001 to € 380 million in 2002 following the success of our World Cup products. Sales in the football apparel category grew an impressive 101% year-over-year. The only decline recorded in footwear or apparel in the region was in the very small tennis apparel category, as a result of lower participation rates in Japan.

GROSS MARGIN FOR adidas IN ASIA GROWS STRONGLY /// The gross margin for adidas in Asia improved by 1.0 percentage points from 44.5% in 2001 to 45.5% in 2002. This is the highest regional gross margin, with improvements coming from most major markets.

adidas IN ASIA SET TO DELIVER CURRENCY-NEUTRAL GROWTH AGAIN IN 2003 /// In 2003, we are expecting continued strong growth from adidas in Asia. With two major sporting events – the Men's World Cup in rugby and the Women's World Cup in football – we expect to generate continued high visibility for the brand in our major regional markets. This will allow adidas to strengthen its performance image, following the solid success of the 2002 FIFA World Cup™. The Sport Performance running and basketball categories are expected to generate the most vigorous growth in the region. In addition, double-digit increases in the Sport Heritage division are also anticipated in Asia. Order backlog development supports this vision, with orders up 11% in euro terms or 22% on a currency-neutral basis. Footwear is again expected to be the driver of growth for the region, with backlogs up 28% in euros or 40% on a currency-neutral basis. Apparel backlogs, which were down 2% in euros, grew at 7% on a currency-neutral basis.

adidas ASIA € in millions

	2002	2001	Change
Net sales	**867**	726	20%
Gross margin	**45.5%**	44.5%	1.0pp
Operating profit	**107**	93	15%

DEVELOPMENT OF adidas ORDER BACKLOG IN ASIA[1]



35%
30%
25%
20%
15%
10%
5%
0%
–5%
Q1 2001
Q4 2002
Total in €
Total currency neutral

[1] At end of quarter, change year-over-year

adidas DEVELOPMENT IN LATIN AMERICA

CURRENCY-NEUTRAL adidas SALES IN LATIN AMERICA GROW 31% /// Latin America sales declined 9% from € 174 million in 2001 to € 158 million in 2002. This decline, however, was driven solely by negative currency effects. On a currency-neutral basis, sales grew 31% with strong increases in Brazil and Mexico.

UNDERLYING FOOTWEAR AND APPAREL SALES GROW IN LATIN AMERICA /// adidas footwear sales in Latin America declined by 11% from € 122 million in 2001 to € 109 million in 2002. On a currency-neutral basis, this represents an improvement of 26% and was driven mainly by the region's largest footwear category: running. In this category, sales declined 19% (+20% currency-neutral). Sport Heritage products also sold strongly in the region, with sales up 32% (+70% currency-neutral) signaling strong brand momentum in the region. Apparel sales declined by 6% from € 42 million to € 40 million. Currency-neutral, this represents an improvement of 41% year-over-year. The two major drivers of this improvement were growing sales in the football and training categories, where sales grew 1% (+40% currency-neutral) and declined 1% (+40% currency-neutral) respectively versus the prior year. On a currency-neutral basis, no category in the region declined versus the prior year.

adidas GROSS MARGIN IN LATIN AMERICA DECLINES /// The gross margin decreased by 0.8 percentage points in Latin America, from 40.6% in 2001 to 39.7% in 2002. This again was the result of depressed currencies.

adidas LATIN AMERICA € in millions

	2002	2001	Change
Net sales	**158**	174	(9%)
Gross margin	**39.7%**	40.6%	(0.8pp)
Operating profit	**23**	15	53%

OUTLOOK FOR adidas IN LATIN AMERICA CONTINUES TO BE CAUTIOUSLY OPTIMISTIC /// Although order taking in Latin America is less formalized than in other regions of the world, initial discussions with customers suggest that currency-neutral sales are expected to grow in Latin America during 2003. Currency effects, however, continue to be significant, which makes euro-based targets difficult to quantify. The primary drivers of this growth will be improved brand positioning in major markets as well as increased adidas own-retail programs. The Group also expects to continue to improve local sourcing efforts in the region, which will drive margin improvements and reduce risks related to currency fluctuations.



adidas ORIGINALS "DRIVING PACKAGE" /// SAN REMO

Salomon /// 2002 MARKED AN IMPORTANT YEAR FOR SALOMON BRAND AWARENESS WITH LEADING SPONSORSHIP POSITIONS AT BOTH THE WINTER OLYMPICS IN SALT LAKE CITY AND THE ALPINE SKI WORLD CUP. SALOMON FIGURES, WHICH ALSO COMPRISE THE MAVIC, BONFIRE AND CLICHÉ BRANDS, INCLUDE ARC'TERYX FOR THE FIRST TIME IN 2002. DIFFICULT WINTER AND INLINE SKATE MARKETS GLOBALLY PUSHED 2002 SALES FOR THIS FAMILY OF BRANDS DOWN 4% TO € 684 MILLION VERSUS € 714 MILLION IN THE PRIOR YEAR. ON A CURRENCY-NEUTRAL BASIS, THIS DECLINE WAS ONLY 1%. SALOMON'S GROSS MARGIN DECREASED BY 3.1 PERCENTAGE POINTS AS A RESULT OF A LOWER PERCENTAGE OF TOTAL SALES BEING GENERATED BY HIGH-MARGIN WINTER PRODUCTS AND HIGHER CLEARANCE ACTIVITIES IN BOTH OUTDOOR FOOTWEAR AND INLINE SKATES. HOWEVER, OPERATING EXPENSES AS A PERCENTAGE OF SALES COULD BE MAINTAINED AT 35.1% THANKS TO STRONG RATIONALIZATION EFFORTS AT SALOMON. AS A CONSEQUENCE, OPERATING PROFIT DECLINED 38% FROM € 63 MILLION IN 2001 TO € 39 MILLION IN 2002. THE CONTINUED DEVELOPMENT OF FOOTWEAR AND APPAREL ACTIVITIES IS EXPECTED TO HELP SALOMON GROW SALES AND PROFITS IN 2003 DESPITE UNFAVORABLE CURRENCY EFFECTS AND THE WEAK GLOBAL WINTER SPORTS MARKET.

SALOMON AT A GLANCE € in millions

	2002	2001	Change
Net sales	**684**	714	(4%)
Gross margin	**40.8%**	43.8%	(3.1pp)
Operating profit	**39**	63	(38%)

SALOMON NET SALES BY PRODUCT CATEGORY



Nordic[1] 6%
Apparel and Gear 10%
Cycling[4] 11%
Snowboarding[3] 8%
Skating[2] 7%
45% Alpine[1]
13% Outdoor Footwear

[1] Includes skis, boots, bindings and other related products
[2] Includes inline skates and skateboards
[3] Includes boards, boots and bindings
[4] Includes wheels, rims and other related cycling products

SALOMON NET SALES BY REGION



Latin America 1%
Asia 12%
North America 29%
58% Europe

ARC'TERYX CONTRIBUTES TO THE TOP LINE /// Net sales for the Salomon brands decreased by 4% from € 714 million in 2001 to € 684 million in 2002. On a currency-neutral basis, this decline was only 1%. Excluding the first-time inclusion of € 26 million from Arc'Teryx, Salomon sales declined 8% (–5% currency-neutral) from € 714 million in 2001 to € 658 million in 2002.

NEGATIVE SALES DEVELOPMENT DRIVEN BY POOR INLINE SKATE AND WINTER MARKETS /// Sales of winter products, which currently make up 69% of Salomon sales (2001: 69%) declined 5% (–2% currency-neutral) as a result of difficult market conditions. Excess inventories at retail following a difficult 2001/2002 winter market, combined with little snow in Europe at the beginning of the 2002/2003 season, hindered Salomon winter sales. Summer products, which comprise 31% of Salomon sales (2001: 31%), also declined in 2002 as anticipated, as a result of the extremely poor global inline skate market and continued difficulties of the brand in Japan. At Mavic, bike component sales grew 28%, faster than any other part of the Salomon business.

SOFT GOODS SALES RISE 11% /// Hardware sales for Salomon in 2002 were € 526 million or 77% of total sales (2001: 80%). This represents a decline of 8% versus the previous year's € 571 million level. Key products in this area include alpine skis, bindings and boots as well as cycling products, inline skates and snowboard products. Soft goods, which consist of Salomon, Bonfire, Cliché and Arc'Teryx footwear, apparel and accessories, generated € 159 million or 23% of Salomon sales in 2002 (2001: 20%), up 11% from € 143 million in 2001. Strong sales at Arc'Teryx and the continued introduction of Salomon's own apparel line led to 58% revenue growth for apparel in 2002. In the medium term, soft goods sales are expected to grow to 50% of total Salomon sales.

SALES GROWTH IN ALL REGIONS EXCEPT ASIA /// Despite an overall decline in sales, currency-neutral sales grew in three of the four Salomon regions in 2002. In Europe, Salomon's largest market, sales were up 3% from € 383 million in 2001 to € 395 million in 2002, with growth in bike components, soft goods and winter sports more than balancing the decline in inline skates. In North America, sales declined 4% from € 208 million in 2001 to € 199 million in 2002. On a currency-neutral basis, this represents an increase of 2% and is primarily related to higher soft goods sales in the region. In Asia, sales declined 25% (–18% currency-neutral) from € 112 million in 2001 to € 84 million in 2002, reflecting the severely depressed winter sports and outdoor footwear markets in Japan. In Latin America, sales declined 14% from € 4 million to € 3 million, which equates to a 45% increase on a currency-neutral basis.

GROSS PROFIT DECLINE REFLECTS POOR MARKET CONDITIONS /// The gross profit declined 11% from € 313 million in 2001 to € 279 million in 2002. This is due to lower margins at Salomon as a result of the lower percentage of winter goods and Japanese sales in total revenues and higher clearance sales in the inline skate categories. In addition, gross profit was affected by the first-time inclusion of Arc'Teryx sales, which carry a lower average margin than other Salomon products. As a result, Salomon margin was 40.8%, down 3.1 percentage points from the previous year's level of 43.8%.

OPERATING EXPENSES DECREASE /// Operating expenses at Salomon decreased 4% from € 251 million in 2001 to € 240 million in 2002. This improvement was driven by lower marketing and R & D overheads throughout the brand, in particular as a result of the closure of the Salomon Design Center in Boulder/Colorado, USA. As a result of the brand's lower sales, operating expenses as a percentage of net sales was constant with the prior year at 35.1%. The operating profit for Salomon declined 38% from € 63 million in 2001 to € 39 million in 2002.

SALES GROWTH TO RETURN IN 2003 /// Because of the strong seasonality of Salomon's business and the often short-term nature of orders within the winter sports industry, we do not provide backlog information for the Salomon family of brands. However, net sales of Salomon brand products are expected to increase in 2003, as a result of higher Salomon soft goods sales. Arc'Teryx will continue to drive strong apparel growth for Salomon. In addition, surfing products will be launched for the first time in 2003. These high-tech products are being developed in Perth, Australia and are expected to boost brand awareness but deliver only low revenues in 2003. On the other hand, the winter sports and inline skate categories are expected to remain under pressure. We expect that, in addition to these challenging market conditions, currency pressures will continue to impact gross margins. Although the vast majority of Salomon products are manufactured in Europe, over 40% are sold in other regions, which have all experienced currency devaluation versus the euro in recent months. As a result, cost of sales is expected to increase significantly in 2003, which will directly impact the Salomon gross margin. To combat these challenges, further cost controls have been put in place at Salomon.



SALOMON
CROSSMAX
SALOMON

SALOMON /// CROSSMAX™ SKI

TaylorMade-adidas Golf /// IN 2002, TAYLORMADE-adidas GOLF SALES GREW 30%, WITH DOUBLE-DIGIT INCREASES IN ALL REGIONS. THIS WAS THE HIGHEST RATE OF IMPROVEMENT WITHIN THE GROUP AND OCCURRED DESPITE MACROECONOMIC PRESSURES ON THE INDUSTRY, WHICH LED TO DECLINES FOR MANY MAJOR COMPETITORS. THE STRONG ACCEPTANCE OF THE R500 SERIES DRIVERS, WHICH WERE LAUNCHED MID-YEAR, WAS THE PRIMARY REASON FOR THIS SALES GROWTH. ADDITIONALLY, FIRST-TIME INCLUSION OF SALES FROM MAXFLI AND SLAZENGER GOLF CONTRIBUTED € 97 MILLION TO TOP-LINE REVENUES. GROSS PROFIT AT TAYLORMADE-adidas GOLF INCREASED 23% FROM € 281 MILLION IN 2001 TO € 345 MILLION IN 2002. OPERATING PROFIT GREW 19% FROM € 63 MILLION IN 2001 TO € 74 MILLION. IN 2003, SALES AND OPERATING PROFIT IMPROVEMENTS ARE EXPECTED TO CONTINUE.

TAYLORMADE-adidas GOLF AT A GLANCE € in millions

	2002	2001	Change
Net sales	**707**	545	30%
Gross margin	**48.8%**	51.5%	(2.7pp)
Operating profit	**74**	63	19%

TAYLORMADE-adidas GOLF NET SALES BY PRODUCT



Other Hardware[1] 6%
Putters 3%
Golf Balls 10%
Apparel 8%
Footwear 6%
49% Metalwoods
18% Irons

[1] Includes golf bags, gloves and other accessories

TAYLORMADE-adidas GOLF NET SALES BY REGION



Asia 30%
16% Europe
North America 54%

STRONG ORGANIC GROWTH AT TAYLORMADE-adidas GOLF AS WELL AS EXCELLENT MAXFLI AND SLAZENGER GOLF SALES /// Net sales at TaylorMade-adidas Golf grew 30% from € 545 million in 2001 to € 707 million in 2002. On a currency-neutral basis, sales grew 37%. The first-time inclusion of Maxfli and Slazenger Golf sales impacted sales figures, particularly in North America where the brands are primarily marketed. Excluding Maxfli and Slazenger Golf sales, TaylorMade-adidas Golf sales grew 12% from € 545 million in 2001 to € 610 million in 2002. On a currency-neutral basis, this increase was 18% and is the highest sales growth among Group brands.

METALWOODS SALES GROW 24% /// In particular, TaylorMade metalwoods sales were up 24% from € 280 million in 2001 to € 348 million in 2002. This is the industry's largest and most important category. As a result of this growth, TaylorMade-adidas Golf is now the world leader in annual metalwoods sales. The R500 Series, a new line of metalwoods which help to optimize the swing characteristics of individual golfers, was the primary contributor of growth in the category. In 2002, the TaylorMade R500 Series drivers were the leading drivers on the US, European and Japanese professional golf tours. Sales in the category were also helped by continued strong sales of the 300 Series metalwoods. Metalwoods comprise nearly 50% of TaylorMade-adidas Golf sales.

STRONG PUTTER AND GOLF APPAREL DEVELOPMENT /// Putter sales at TaylorMade-adidas Golf were strong in 2002, following the very successful introduction of the new Rossa putter line. As a result, putter sales grew 60% from € 11 million to € 18 million. Golf apparel, marketed under the adidas Golf and TaylorMade brands, also grew 10% from € 39 million to € 43 million as a result of continued expansion of distribution throughout the golf market. Declines in other categories were driven by lower sales in North America, as a result of the highly promotional golf market and flat participation rates.



adidas GOLF /// TOUR PERFORMANCE STRIPE GOLF SHOE

HIGHEST SALES GROWTH IN NORTH AMERICA REFLECTS STRONG UNION WITH MAXFLI /// On a regional basis, the largest revenue growth in 2002 came from North America, where currency-neutral sales grew 39%. In euros, this increase was 32% growing from € 289 million in 2001 to € 382 million in 2002. These gains were largely driven by the first-time inclusion of sales from Maxfli and Slazenger Golf, which are positioned most strongly in North America. As a result of this strong addition, the Group decided to purchase the Maxfli brand at the end of 2002. Organic sales from TaylorMade-adidas Golf grew 3% (+9% currency-neutral), largely as a result of the strong uptake of the R500 Series drivers following their introduction in the second half of the year.

DOUBLE-DIGIT SALES GROWTH CONTINUES IN EUROPE AND ASIA /// In addition to its strong showing in North America, TaylorMade-adidas Golf grew solidly in Europe and Asia. In Europe, sales grew 34% (+35% currency-neutral) from € 83 million in 2001 to € 111 million in 2002. This reflects the positive response to the R500 Series drivers and the expanding putters category, which made major advances this year with the introduction of the Rossa putter. In Asia, sales grew 24% (+32% currency-neutral) from € 172 million to € 214 million reflecting particularly strong performance in South Korea.

GROSS PROFIT AT RECORD LEVEL /// TaylorMade-adidas Golf gross profit increased 23% to surpass € 300 million for the first time ever. 2002 gross profit was € 345 million versus € 281 million in the prior year. The gross margin was 48.8%, down 2.7 percentage points versus the record level of 51.5% in 2001. This decline reflects lower margins in North America, which resulted from the very promotional golf market. In addition, the new golf ball business introduced with Maxfli and Slazenger Golf carries a lower margin than the overall TaylorMade-adidas Golf business.

OPERATING PROFIT GROWS 19% /// Operating profit for TaylorMade-adidas Golf increased 19% from € 63 million in 2001 to € 74 million in 2002. This occurred despite additional expenses associated with the launch of the R500 Series drivers and marketing activities to support the Maxfli and Slazenger Golf brands.

SALES AND PROFITABILITY GROWTH EXPECTED AGAIN IN 2003 /// In late 2002, adidas-Salomon purchased the Maxfli golf brand but chose not to exercise an option for the Slazenger Golf brand. Elimination of the Slazenger business from 2003 TaylorMade-adidas Golf sales will reduce revenues by approximately € 25 million and have a short-term dampening effect on growth prospects for the this family of golf brands. In spite of the elimination of Slazenger, we are confident that sales for the other brands in the golf division will continue to develop positively. Although backlogs are measured very differently in golf, making them a less reliable indicator than in other sports categories, the Group remains confident that sales will develop positively. adidas Golf and the TaylorMade irons category, in particular, are expected to grow strongly. Operating profits will also rise as a result of improved gross margins coupled with lower operating expenses as a percentage of net sales.

Risk Management /// AS A RESULT OF OUR INTERNATIONAL GROWTH AND PROFIT TARGETS, adidas-Salomon IS CONTINUOUSLY CONFRONTED WITH A VARIETY OF GLOBAL AND LOCAL BUSINESS RISK FACTORS. THESE RISKS CAN BE INTERNAL OR EXTERNAL, AND IF NOT APPROPRIATELY MANAGED MAY AT TIMES NEGATIVELY INFLUENCE THE GROUP'S GOALS, STRATEGIES, BRAND IMAGE, OR FINANCIAL PERFORMANCE AND HEALTH. TO ADDRESS THESE RISKS, adidas-Salomon HAS CREATED AND UTILIZES A COMPREHENSIVE RISK MANAGEMENT SYSTEM. THE MAJOR ELEMENTS OF OUR RISK MANAGEMENT INCLUDE THE IDENTIFICATION, ANALYSIS, REPORTING AND COMMUNICATION OF RISKS.

RISK MANAGEMENT PHILOSOPHY /// Risks are a part of business, and our focus is to balance risk awareness with the need to identify, create and fully exploit opportunities. adidas-Salomon approaches risk management by:

→ Fully integrating it into day-to-day business functions at all organizational levels.
→ Configuring our organization to allow for early identification, evaluation, effective communication and management of risk. This requires suitable action for risk avoidance, reduction, transfer or acceptance, and continuous monitoring.
→ Preparing and implementing an appropriate reporting structure and contingency plans to reduce the potential risk impact to an acceptable level.
→ Requiring participation in risk management from managers and employees at all levels of the Group. In particular, the Executive and Supervisory Boards support the development of a pro-active, forward-looking risk management culture within all brands and regions of the Group.



adidas COLOURS /// PARKA

RISK IDENTIFICATION AND ANALYSIS /// The international sporting goods industry is highly competitive and success depends on the correct assessment of future trends and challenges. Management continuously gathers and analyzes business intelligence, including a qualitative assessment of the future business environment, in order to best identify strategies to avoid or lower risk. The major risks inherent either to the Group specifically or to the sector in which we operate are as follows:

CONSUMER SPENDING /// The sporting goods industry is sensitive to changes in the economic environment. Recession, inflation and political instability often result in considerable changes in consumer sentiment and buying behavior. This can result in lower sales and/or profits, however we believe that the sporting goods industry tends to be less subject to these influences than other consumer goods sectors. In addition, we believe that our geographical sales are balanced in such a way as to compensate for consumer spending shortfalls in individual countries from having a critical impact on the stability of our Group's business.

CONSUMER PREFERENCES AND BRAND IMAGE /// The image of our brands and overall consumer preferences can affect how well our products are accepted. Changes in consumer sentiment with respect to brand identity, competitors' products and market trends have a potential impact on sales and margins. To manage this risk, we conduct market and trend research regarding design, quality, image and price point issues. We continuously work on the development of technology and design innovations to ensure that our products are up-to-date and that they meet consumer needs and expectations.

MARKETING COSTS /// Strengthening and expanding a strong brand identity requires considerable expenditure in terms of marketing and other forms of communication. Because the impact of marketing campaigns cannot be fully predicted in advance, product launches are subject to considerable financial risk. Working with top-tier marketing and advertising agencies to create messages and thoroughly evaluating major campaigns allows us to minimize the risk of disappointing results.

PRODUCTION AND SUPPLY /// The vast majority of adidas-Salomon products are produced by independent factories in accordance with our technical and design specifications. Inferior quality and/or delivery delays can impact Group revenue and reputation. To mitigate this risk, adidas-Salomon employs more than 100 quality control officers who monitor factory performance. Detailed product cost analyses are performed both before purchase and over time to ensure competitive pricing and identify opportunities for further margin improvements. Regular benchmarking of all suppliers identifies optimal product allocation, cost, quality and delivery performance. To avoid over-dependence on individual suppliers, we maintain relationships with numerous and geographically diverse manufacturers, all of whom adhere to our best practice standards.

CURRENCY /// adidas-Salomon largely outsources production to the Far East (Southeast Asia and China) where sales are transacted in US dollars. As a result, 70 to 80% of the sourcing volume over the last three years was incurred in US dollars. The percentage of sales revenues in US dollars and other non-euro currencies is significantly lower, with about half of the Group's sales denominated in European currencies. Changes in exchange rates, especially the relation between the US dollar and the euro, therefore have the potential to markedly affect revenues. To reduce exposure in these areas, natural hedges are applied wherever possible. The transactional currency risk is concentrated at our sourcing entities, which invoice Group companies primarily in their local currencies. As protection, the Group hedges currency risk for a period up to a maximum of three selling seasons, using a combination of forward contracts and options. Until early 2002, we concentrated our hedging on forward contracts, with a smaller share of options-based hedges. At a very early stage in the decline of the US dollar, we shifted our concentration to options-based hedging instruments, which provide downside protection while, at the same time, leaving enough room for participation in further favorable exchange rate developments.

FINANCING NEEDS /// Due to high debt levels that are largely related to the acquisition of the Salomon group in 1997, interest rate changes can have a significant impact on adidas-Salomon's financial position and earnings. For example, we estimate that a 1% increase or decrease in average interest rates could affect after-tax earnings by € 11 million over a 12-month period. To minimize this risk, the vast majority of our borrowings are protected with interest caps against a major rise in interest rates. Under this protection, the risk is closely monitored and managed with appropriately structured financing, further interest rate hedging or other derivative products (see note 21). Financing and currency risk are largely managed centrally at Group level.

SOCIAL AND ENVIRONMENTAL FACTORS /// We have continuing responsibilities to our workers and the physical environment. Malpractice in these areas can have a significant impact on the reputation and operational efficiency of our Group and its suppliers. Our Social and Environmental Affairs (SEA) team monitors the factories of adidas-Salomon suppliers to ensure compliance with social, environmental, health and safety standards, creating and implementing action plans to ensure improvements where necessary.
The most sustainable way to enforce compliance with our Standards of Engagement is by providing constant training, communication and consultation for our suppliers' management and their workers. For this reason, the SEA team has increased its focus on training our business partners in developing systems for self-governance, in addition to monitoring them.



adidas /// CALIBRATE RUNNING SHOE

LEGAL MATTERS /// As a global corporation, adidas-Salomon operates under a wide variety of legal and regulatory frameworks. Finding solutions for various legal matters in numerous countries entails risk for the Group, especially in the formulation of contracts, the resolution of corporate legal issues and the taking of legal action. To manage these tasks, internal and external specialists are assigned to these matters. Based on all outstanding litigation, we believe that the ultimate liabilities resulting from any claims will not materially affect the consolidated financial position of the Group.

INTELLECTUAL PROPERTY PROTECTION AND PIRACY /// For adidas-Salomon, the protection of product innovations, patents, technologies and designs is crucial. Products such as footwear and apparel are frequently manufactured and distributed by third parties in violation of adidas-Salomon trademark rights. To reduce the risks inherent in violation of industrial property rights, which may lead to lost sales and brand image impairment, we have created significant internal resources to battle brand infringement. These teams work closely with international institutions (such as customs authorities) in countries where these violations occur.

PRODUCT LIABILITY /// As a supplier of consumer products, adidas-Salomon can face legal action if and when defective products are sold. Apart from the financial consequences of product liability cases, for which we have adequate insurance cover, these cases may damage market perception of our products, resulting in image impairment. Through intensive quality control we seek to minimize these risks.

INFORMATION TECHNOLOGY /// adidas-Salomon utilizes a complex network of communications and applications in its business activities. Therefore natural disaster, criminal mischief or IT mismanagement could result in a severe disruption of our business. We have employed various methods to mitigate these risks and prevent or minimize such disruptions. These actions include but are not limited to hardware and software experts, firewall and encryption technologies, and contingency business continuity planning.

PROPERTY /// adidas-Salomon products are manufactured, shipped and stored all over the world. Physical damage to premises, production units and warehouses can lead to business interruption. These risks are mitigated by a variety of loss prevention measures which include working with reliable suppliers and logistics providers who guarantee high safety standards. adidas-Salomon also maintains sufficient insurance cover to prevent financial loss in the event of such damage.

RISK REPORTING /// adidas-Salomon regularly reviews specific risks within these areas. The Group's risk reporting practice includes a systematic reporting framework, ensuring that timely, accurate and relevant information is available for the respective decision makers. This process begins with an assessment of the risk probability and the classification of those risks according to the likelihood of their occurrence and possible consequences.

The Group carefully considers the financial impact of risks on the forecasted earnings of each respective brand and regional business unit for the current financial year as well as for the longer term. This process is supported by an integrated controlling organization throughout all levels of the Group.



adidas COLOURS /// 3-STRIPES KNIT SHORT

RISK COMMUNICATION /// In addition to risk identification, we believe that fast and effective communication of risks across all appropriate functions and levels is necessary to ensure the required cooperation and decision-making support to optimally manage exposure. This occurs not only in regular reports and business reviews but also in everyday communication. When appropriate, this information is also communicated externally.

SAFEGUARDING THE ONGOING BUSINESS /// Despite obvious business risks, adidas-Salomon is operationally and financially strong, with sizable assets and liquidity. We are constantly working to reduce and transfer risk as much as appropriate. For example, in 2002 we founded a captive insurance company (adidas International Re Ltd.) in Dublin, which will commence its business activities in 2003, helping to improve risk management and better utilize the Group's financial resources.

With respect to the current business outlook, no immediate risks have been identified which could jeopardize the Group's ongoing business health and viability. The Group's equity capitalization and earning power form a solid basis for our future business development. We have taken appropriate precautions against typical business risks that could negatively affect our financial standing and profitability situation.

Outlook /// **2003 IS GOING TO BE ANOTHER IMPORTANT YEAR FOR adidas-Salomon. DESPITE TOUGH MARKET CONDITIONS GLOBALLY, WE ARE CONFIDENT THAT CONCENTRATION ON THE GROUP'S STRATEGIC PRIORITIES WILL HELP US DELIVER STRONG TOP- AND BOTTOM-LINE PERFORMANCE IN 2003. THIS INCLUDES INCREASING OUR FOCUS ON THE CONSUMER, LEADING IN DESIGN AND PRODUCT INNOVATION, GROWING LEADING POSITIONS IN ALL MAJOR MARKETS AND CATEGORIES AS WELL AS INCREASING FOCUS ON THE EXECUTIONAL EXCELLENCE AND FINANCIAL HEALTH OF THE GROUP. WITH STRONG BRAND MOMENTUM, NEW TECHNOLOGIES AND MARKETING INITIATIVES, WE EXPECT TO GROW adidas-Salomon REVENUES BY AROUND 5% AND DELIVER EARNINGS GROWTH OF BETWEEN 10 AND 15%.**

INTERNATIONAL MARKETS REMAIN UNDER PRESSURE /// Given the difficult environment at the beginning of the year, major improvements in the overall global economic performance are unlikely for 2003. The ongoing tension in the Middle East and its uncertain outcome puts the recovery of global markets at risk. As a result, the current consensus among leading economists is that economic growth will proceed at a low level in 2003. For the USA, a slight improvement seems to be possible from the second half going forward, driven by further tax reductions and continued low interest rates. Nevertheless, GDP is expected to grow at a level lower than in 2002. In Europe, with GDP growth of around 1.5% in 2003 most economists project a small improvement compared to the prior year. At the same time, the prospects for Germany are not as promising, partly due to its high dependence on world trade and the exchange rate. The growth prospects for Asia and in particular for South East Asia and India will be tightly linked to global security issues and the possible war in Iraq. However, GDP growth in Japan continues to be uncertain. In Latin America, the macroeconomic instability is expected to continue throughout 2003.

SPORTING GOODS SECTOR OUTLOOK MIXED /// The outlook for the sporting goods sector in 2003 remains mixed. Despite the negative macroeconomic developments in the USA, it is anticipated that low interest rates and low unemployment will act as anti-cyclical cushions for consumer spending. As a result, the general retail environment is expected to improve in the second half of the year. However, uncertainty remains because of the ongoing situation in the Middle East. The market for winter products will be as difficult as it was in the prior year due to the persistent poor snow conditions in Europe and Asia early in the season. While the golf market should offer sustainable growth opportunities in Asia and Europe, the US golf business will be challenging going forward given the recent declines in the number of golf rounds played and the extremely promotional environment at retail.

DOUBLE-DIGIT INCREASES IN THE USA AND ASIA DRIVE adidas-Salomon SALES GROWTH /// In 2003, we strive to sustain healthy top-line expansion. This means that Group sales are projected to grow around 5% in 2003 with currency-neutral growth coming from all regions. In particular, double-digit sales increases in North America and Asia will be major contributors. The strong momentum of our brands in America will continue and we expect to again deliver double-digit growth in footwear and to significantly accelerate growth in apparel as well. In Asia, growth is likely to be characterized by continued strong adidas brand momentum in Japan, following the very successful 2002 FIFA World Cup™ activities. Greater China will be another important source of growth in the region. In Europe, adidas-Salomon is targeting moderate overall gains, supported by substantial improvements in key markets such as Italy and the UK as well as further growth with key accounts. In Latin America, moderate sales increases are expected, although growth in the region is uncertain because of regional effects tied to financial crises in several key markets.

FOOTWEAR INNOVATIONS CONTINUE TO GENERATE STRONG GROWTH FOR adidas SPORT PERFORMANCE /// Within the adidas Sport Performance division, our two new footwear technologies are undergoing major modernization and commercialization in 2003. As a result, the strong brand momentum and reputation for product innovation will continue in 2003. ClimaCool®, our 360° ventilated shoe which reduces foot moisture and heat, will be supported by a global marketing campaign in four key sports categories: running, basketball, tennis and training. It will also be expanded into apparel. As a result, we are projecting sales of at least two million pairs of ClimaCool® shoes and two million pieces of ClimaCool® apparel. a3®, the second technological innovation from adidas, cushions the foot but additionally guides the foot to optimal footstrike and encourages energy management during sport. This exciting footwear, which is being introduced in three variations – heel, forefoot and twinstrike (combines heel and forefoot technology) – will again be highlighted as part of our marathon series sponsorship in the spring and summer.

BASKETBALL CATEGORY TO LEAD adidas SPORT PERFORMANCE GROWTH /// Sales development in the adidas Sport Performance division will again be driven by strong performance in the basketball, running and football categories. In basketball, where sales are expected to grow most strongly, the T-MAC and a strong product offering in the mid-price point category are expected to help the category grow most strongly. Running, led by the expansion of our two revolutionary new footwear technologies – ClimaCool® and a3® – is also expected to grow at double-digit rates. In football, the Women's World Cup in China will continue to generate excitement for football and adidas products. Positive sales growth but at lower rates is also expected in the training and tennis categories.

DOUBLE-DIGIT GROWTH CONTINUES AT adidas SPORT HERITAGE /// The Sport Heritage division, which was up by 23% in 2002, will continue to grow at double-digit levels in 2003. As a result, we anticipate sales of at least € 1 billion. The apparel and accessories category introduced in 2002 will continue to outpace footwear growth and is expected to generate € 100 million (up from € 68 million in 2002). Growth will also be supported by own-retail activities, with the opening of five new Sport Heritage stores in 2003.

adidas SPORT STYLE SALES BEGIN /// Sales in the adidas Sport Style division will begin in the first quarter of 2003. Footwear, apparel and accessories products will be sold exclusively at 150 retail partners in major metropolitan areas. Both 2003 sales and expenses for this division will be in the low double-digit million euro range. adidas Sport Style is projected to be profitable by 2004 and will not comprise more than 5% of overall brand adidas sales in the long term.


adidas

adidas ORIGINALS ///
MILANO BAG

SALOMON GROWTH TO RETURN IN 2003 /// 2003 will be another important year for the repositioning of Salomon towards a more seasonally-balanced group of brands. In particular, we will put much stronger emphasis on footwear and apparel products, which we believe should play an important role in Salomon's future profitability. On a regional level, the strongest growth will come from North America as a result of the improving outdoor footwear sales and the continued strength of Arc'Teryx. Product category increases are again likely to be highest for apparel, where Salomon's multi-brand strategy and in particular Arc'Teryx will allow Salomon to expand its outdoor technical apparel at double-digit rates. Inline skate sales are expected to decline in light of the global softening of this market.

OPERATING PROFIT GROWTH TO CONTINUE AT TAYLOR-MADE-adidas GOLF DUE TO STABLE SALES DEVELOPMENT /// At TaylorMade-adidas Golf, 2003 is expected to be a year of business stabilization following the rapid growth of the last three years. Successful integration of the Maxfli brand is critical to this effort. adidas Golf footwear and apparel categories are likely to generate the highest growth rates, capitalizing on the strength of the adidas brand in our golf business. Other products to watch include the R500 Series and TaylorMade's new line of RAC irons.

GROSS MARGIN TARGET NARROWED TO BETWEEN 42 AND 43% /// The adidas-Salomon Group plans to deliver gross margins in a range of 42 to 43% during 2003. This represents a tighter range than we have given for the last two years and reflects our confidence in the Group's ability to continue to improve its product mix and increase its proportion of adidas own-retail sales. Gross margin in Europe will also be helped by the improving euro/US dollar exchange rate, although it is likely that a portion of this improvement will be compensated for by gross margin declines associated with lower Japanese yen/US dollar and pound sterling/US dollar exchange rates and concessions that may need to be given to European retailers as sourcing prices decline. As a result of these developments, adidas-Salomon is now targeting near stable gross margins in 2003.

OPERATING MARGIN IMPROVEMENT EXPECTED /// Operating expenses as a percentage of net sales are expected to decline in 2003. In 2003 and beyond, strict cost control will continue to be a top priority throughout all divisions of the Group as part of our ongoing efforts to achieve further efficiency improvements. Cost-saving initiatives will gradually reflect selective structural organization changes. One example of this is the "Winning in Europe" project that is expected to significantly streamline the adidas Europe organization over the next three years. As a result, operating margin is expected to improve in 2003.

NET INCOME TO INCREASE 10 TO 15% /// As a result of all the positive developments mentioned above, we expect an acceleration of the Group's earnings growth in 2003. We are targeting 10 to 15% net income growth. The primary drivers of this increase will be top-line improvements, a constant gross margin and an improving operating margin.

CAPITAL EXPENDITURE WILL BE STABLE /// In 2003, capital expenditure for the Group is expected to be between € 150 million and € 200 million and should remain relatively constant for the next few years. Major projects for the year include the expanded adidas own-retail activities and global supply chain improvements, in particular IT hardware and software.

EFFECTIVE CASH FLOW MANAGEMENT REMAINS A MANAGEMENT PRIORITY /// The further optimization of working capital levels and continued careful scrutiny of capital investments will remain a top Management priority in 2003. We are committed to reducing working capital as a percentage of net sales in 2003 and beyond. It is adidas-Salomon's goal to further decrease net borrowings by at least € 100 million per year for the Group going forward.

2003 AND BEYOND /// 2003 will clearly be another important year for adidas-Salomon. The Group has exciting innovations and events to showcase its products in 2003. In the medium term, adidas-Salomon strives to extend its market-leading position in Europe, expand its share of the US footwear market to 20% and continue to deliver significant sales increases in Asia. Further cost control is also expected to support continued earnings growth. Improving our management of working capital and reducing debt remain important Group priorities. And in 2004, adidas-Salomon will again introduce a major technological footwear innovation to the market, which will help continue positive top-line development.



adidas /// POLISHED BASKETBALL SHOE

Corporate Governance Overview /// THE LAST YEAR REPRESENTED A MAJOR MILESTONE FOR adidas-Salomon IN OUR EFFORTS TO ENSURE RESPONSIBLE AND VALUE-ORIENTED CORPORATE MANAGEMENT. CONTINUING OUR ENDEAVORS TO GUARANTEE A HIGH STANDARD OF TRANSPARENCY WITH REGARD TO THE GOVERNANCE OF adidas-Salomon, WE DEVELOPED THE adidas-Salomon CORPORATE GOVERNANCE PRINCIPLES. THESE PRINCIPLES DOCUMENT OUR COMMITMENT TO STRENGTHENING THE RIGHTS OF SHAREHOLDERS, TO UPHOLDING TRUE AND FAIR TRANSPARENCY AND REPORTING STANDARDS AS WELL AS MAKING THE COMPOSITION, RESPONSIBILITIES AND FUNCTIONING OF THE EXECUTIVE AND SUPERVISORY BOARDS CLEAR EXTERNALLY.

A TRADITION OF STRONG CORPORATE GOVERNANCE PHILOSOPHY /// Good corporate governance has always been an integral part of the adidas-Salomon business philosophy. Over the years, we have consistently made major efforts in communicating and increasing transparency about our Group. For example, the Social and Environmental Report, that we have regularly published since 2000, reflects our commitment not only to improve issues related to the environment and working conditions but also to ensure transparency in these areas. In 2002, we further increased our focus on responsible and value-oriented corporate management. We established a Corporate Governance working group, comprised of members of the Executive and Supervisory Boards. This working group developed adidas-Salomon's Corporate Governance Principles, based on the German Corporate Governance Code as well as on the recommendations of other internationally recognized codes of best practice. In December 2002, the Executive and Supervisory Boards issued the adidas-Salomon Declaration of Compliance with the German Corporate Governance Code. The adidas-Salomon Corporate Governance Principles were approved by the Executive and Supervisory Boards in January 2003. A full text version of these documents is available on our corporate website at www.adidas-Salomon.com.

SHAREHOLDERS' RIGHTS /// Our shareholders exercise their rights at the Annual General Meeting according to the "one share – one vote – one dividend" principle. They ratify the actions of the Executive and Supervisory Boards as well as the appropriation of retained earnings. In addition, the Annual General Meeting approves changes in the adidas-Salomon Articles of Association.

To encourage maximal Annual General Meeting interest, we webcast our Annual General Meetings via the Internet. In 2002, we were also among the few German companies to offer a video transmission in German and English of the Annual General Meeting in its entirety, including the discussion between our shareholders and Management. Moreover, a representative can be reached during the Annual General Meeting to exercise shareholders' voting rights in accordance with their instructions.

SUPERVISORY BOARD /// The adidas-Salomon Supervisory Board is composed of 12 members who are diverse in their professional background and nationalities. Six members are elected by the shareholders at the Annual General Meeting and six members are elected by the employees pursuant to the German Co-Determination Act (MitBestG). The term of office of the current Supervisory Board members will expire at the end of the Annual General Meeting in May 2004.

The role of the Supervisory Board is to advise and supervise the Executive Board in the management of the Group. The Supervisory Board is involved in all decisions of fundamental importance to the Group. It appoints and dismisses the members of the Executive Board. The members of the Supervisory Board receive a fixed remuneration that is approved by the Annual General Meeting and incorporated into the Articles of Association. We report the cumulative remuneration of the Supervisory Board in the notes to the consolidated financial statements (see note 31) and on our corporate website.

SUPERVISORY BOARD COMMITTEES /// In order to increase the efficiency of its work and better handle complex issues, the Supervisory Board of adidas-Salomon AG has established three committees:

→ The General Committee deals with Executive Board personnel matters.
→ The Mediation Committee submits proposals to the Supervisory Board regarding the appointment and the dismissal of Executive Board members in cases where the majority of two-thirds of the Supervisory Board necessary for an appointment or a dismissal is not achieved.
→ The Audit and Accounts Committee, set up in 2003, handles issues of accounting and risk management, the necessary independence required of the auditors, the issuing of the audit mandate to the auditors, the determination of auditing focal points and the fee agreement. The auditors shall disclose to the Audit and Accounts Committee without delay any issues that could potentially affect their impartiality or require their eventual disqualification.

For specific information on the activities of these committees in 2002, please see the Supervisory Board report.



adidas ORIGINALS "TENNIS COLLECTION" /// TENNIS COACH JACKET

EXECUTIVE BOARD /// The adidas-Salomon Executive Board is comprised of seven members who reflect the diversity and the international nature of the Group. The Executive Board develops the adidas-Salomon strategy and ensures its implementation. It guarantees appropriate risk management and risk control within the Group (see Risk Management). The Executive Board also explains deviations in the actual business development versus original plans and targets. The remuneration of the members of the Executive Board is made up of a fixed salary and a variable component. The variable component is linked to individual and Group performance. In addition, members of the Executive Board receive stock options not to exceed 10% altogether of the total issued under the Group's Management Stock Option Plan (MSOP) (see note 30). This plan provides additional compensation when absolute and/or relative performance targets for the development of the adidas-Salomon share price occur. We report the cumulative remuneration of the Executive Board in the notes to the consolidated financial statements and on the corporate website, subdivided according to fixed, performance-related and long-term incentive components (see note 31).

COOPERATION BETWEEN THE BOARDS /// An important component of good corporate governance is open dialog and constant cooperation between the Executive and Supervisory Boards. By tradition, our Executive and Supervisory Boards have had a constructive and efficient working relationship in the best interests of the Group. Rules of Procedure for both Boards underpin, among other things, this collaboration.

AVOIDING CONFLICT OF INTEREST /// The Executive and Supervisory Board members are required to act in the best interests of the Group and shall not pursue personal interests in their decisions. Each member of the Executive Board is required to disclose any potential conflicts of interest to the Supervisory Board without delay and to inform the other members of the Executive Board accordingly. Should the occasion arise, the Supervisory Board will report these conflicts and how they have been dealt with to the Annual General Meeting. Any consultancy or service agreements concluded between a member of the Supervisory Board and adidas-Salomon AG requires the approval of the Supervisory Board. The amounts paid under such agreements will be disclosed cumulatively in the annual report. All transactions between the Group companies and Executive Board members as well as between Executive Board members and persons or companies with whom they have a close association must comply with customary standards for arm's length business practice and require the approval of the Supervisory Board.

CONFIDENTIALITY AND INSIDER TRADING RULES /// Members of the adidas-Salomon Boards are bound to observe secrecy on confidential data of the Group. Executive and Supervisory Board members are required to observe German law on securities trading. This means that they are not allowed to disclose insider information or utilize it to acquire or dispose of adidas-Salomon shares for their own account or for any other person. Furthermore, they shall not use such information to recommend the acquisition or disposal of shares to other parties.

D&O POLICY IN PLACE FOR adidas-Salomon BOARD MEMBERS /// Members of the Executive and Supervisory Boards are required to comply with principles of proper corporate management. If they culpably violate the due care and diligence of prudent and conscientious Executive or Supervisory Board members, they may be liable to adidas-Salomon for damages. However, to cover risks to the Group that could arise as a result of such violations, adidas-Salomon has contracted a Directors' and Officers' Liability Policy (D&O Policy).

IMPROVING TRANSPARENCY /// At adidas-Salomon, we are committed to fostering an open dialog with the financial community and ensuring fair and equal treatment of our shareholders. To offer more uniformity and hence more transparency and comparability with our major competitors, we prepare our consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). We also attach great importance to making all material information available to all interested parties at the same time. We keep the financial community informed about major adidas-Salomon events through a financial calendar in the annual report and on our corporate website. An event reminder service is also available on the Internet, which alerts Internet users automatically regarding major adidas-Salomon upcoming events. We publish all key financial information in English and German and make it accessible on the Group's website. In addition to detailed information about the Group and our corporate governance, such as the adidas-Salomon Corporate Governance Principles and the Articles of Association, the website also offers reports, press releases, webcasts, presentations and transcripts of Annual General Meetings, analyst conferences and Investor Day events.



SALOMON /// XA-SERIES OUTDOOR FOOTWEAR

DISCLOSURE OF DIRECTORS' DEALINGS AND CHANGES TO SHAREHOLDER STRUCTURE /// Pursuant to §15 a of the German Securities Trading Act (WpHG), our Executive and Supervisory Boards are bound to disclose without delay the purchase and sale of adidas-Salomon shares should this surpass € 25,000 in 30 trading days. This information is made available in the corporate governance section of our corporate website. adidas-Salomon has not received any notification of such transactions to date. Pursuant to § 21 section 1 WpHG, adidas-Salomon has to inform the financial community regarding major changes in the shareholder structure, as soon as an investor acquires, exceeds or falls below 5%, 10%, 25%, 50% or 75% of the voting rights in the Group. This occurs on the corporate website and in a national journal for statutory stock market notices in Germany upon notification from the respective shareholder.

COMPLIANCE WITH THE GERMAN CORPORATE GOVERNANCE CODE /// adidas-Salomon welcomes the German Corporate Governance Code that was implemented in February 2002, with the aim to make Germany's corporate governance rules transparent for both domestic and international investors and thus strengthen confidence in the management of German corporations. Our Group complies with the German Corporate Governance Code recommendations and suggestions with the following exceptions:

- → adidas-Salomon's D&O liability insurance does not include a deductible for Executive and Supervisory Board members (Corporate Governance Code, § 3.3.8).
- → Our Articles of Association do not specify an age limit for the members of the Executive and Supervisory Boards (§ 5.1.2 / 5.4.1).

→ In order to ensure the necessary independence of the work of the Supervisory Board members, the Articles of Association do not provide performance-related compensation nor a special compensation for committee work. adidas-Salomon publishes the compensation for advisory or agency services stating the total amount of such compensation as well as the total number of Supervisory Board members who have rendered corresponding advisory or agency services (§ 5.4.5).

→ Until 2002, the tasks listed under § 5.3.2 of the Corporate Governance Code were performed by the entire Supervisory Board. The Supervisory Board will set up an Audit and Accounts Committee that assumes these responsibilities in 2003 (§ 5.3.2).

→ The German Corporate Governance Code recommends reporting the shareholdings of individual Executive and Supervisory Board members if these directly or indirectly exceed 1% of the shares issued by a company. It also recommends reporting the holdings of the Executive and Supervisory Boards if the entire holdings of all members of the Executive and Supervisory Boards exceed 1% of the shares issued by a company. adidas-Salomon reports such shareholdings as soon as they exceed 5% (§ 6.6).

→ In 2002, prior to submitting a proposal for the election of the auditor, the Supervisory Board did not obtain a statement from the auditor saying whether, and where applicable, which professional, financial and other relationships existed between the auditor and its executive bodies on the one hand and the Group and the members of its executive bodies on the other hand. The Supervisory Board will, however, request such statements starting in 2003 (§ 7.2.1).

OUTLOOK /// Establishing relevant corporate governance principles is an ongoing process, which improves with time and in response to new laws and standards. At adidas-Salomon, we are committed to continuously developing and improving our Corporate Governance Principles. Our Corporate Governance Officer regularly monitors the conformity of adidas-Salomon with compliance rules and reports to the Executive and Supervisory Boards. All relevant corporate governance information is available on our corporate website.

Supervisory Board Report ///

DEAR SHAREHOLDERS /// In the year under review, the Supervisory Board dealt in detail with the business, financial position and strategic orientation of the adidas-Salomon Group. It regularly advised the Executive Board in matters concerning the running of the business and oversaw the management of adidas-Salomon AG. The Executive Board kept the Supervisory Board regularly informed about the position of the Group, corporate policy and matters relating to major business transactions. The Supervisory Board performed its tasks laid down by law and the Articles of Association and was directly involved in all decisions of fundamental importance. The Chairman of the Supervisory Board also maintained regular contact with the Executive Board between the Supervisory Board meetings and was kept informed about the current business situation.

In five joint meetings with the Executive Board, the Supervisory Board reviewed in detail the business and financial development of the adidas-Salomon Group as well as the individual operational units and the major Group companies. The external auditor attended the annual financial statements meeting of the Supervisory Board and the meetings where the quarterly financial statements were presented. The meeting attendance rate of the Supervisory Board members in the year under review was 98%. No Supervisory Board member participated in less than half of the meetings. The Supervisory Board approved urgent transactions by way of two resolutions by circular vote.

MAIN TOPICS COVERED BY THE SUPERVISORY BOARD /// At the beginning of the year, the Supervisory Board approved the budget and investment plan for the adidas-Salomon Group. In March, the Executive Board presented to the Supervisory Board the main focus of the future marketing strategy and the strategic orientation of the Group. In May, the Supervisory Board gave its approval to issuance of the fourth tranche of the stock option plan (MSOP) for management executives of adidas-Salomon AG and its affiliated companies. The development of sales and earnings for the Group and the individual operational units was the subject of regular consultations. In August, the Executive Board informed the Supervisory Board in detail about business development and the future business strategy in the USA. The new Sport Style division developed with Yohji Yamamoto was the subject of review by the Supervisory Board in November. Furthermore, the Supervisory Board approved the planned acquisition of the Maxfli brand (golf balls and golf accessories) from Dunlop Slazenger Group Ltd.

The Executive Board and the Supervisory Board welcome the German Corporate Governance Code. They have discussed the Code in depth. In the year under review, the Executive Board and the Supervisory Board established a working group to develop Corporate Governance Principles for adidas-Salomon AG. In December, the Executive Board and Supervisory Board issued a joint Declaration of Compliance on the German Corporate Governance Code.

EXAMINATION OF THE 2002 FINANCIAL STATEMENTS AND CONSOLIDATED FINANCIAL STATEMENTS /// KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, has audited the financial statements of adidas-Salomon AG for the year under review prepared by the Executive Board in line with the provisions of the German Commercial Code (HGB) as well as the management report. The auditor issued an unqualified opinion thereon.

As in the previous year, consolidated financial statements were prepared in compliance with International Financial Reporting Standards (IFRS). Under the provisions of §292a HGB, these financial statements exempt adidas-Salomon AG from drawing up consolidated financial statements in accordance with German Commercial Law. The auditor issued an unqualified opinion on the consolidated financial statements and the management report.

The financial statements and the auditor's reports were presented to all the members of the Supervisory Board in good time. They were discussed in detail at the meeting of the Supervisory Board on March 10, 2003. The auditor was present at the annual financial statements meeting. He reported on the material results of the audit and was available for the provision of supplementary information.

Having examined the consolidated financial statements, the financial statements of adidas-Salomon AG, the management reports and the proposal put forward by the Executive Board regarding the appropriation of retained earnings, the Supervisory Board approved the results of the audit. At its meeting on March 10, 2003, the Supervisory Board approved the financial statements and the consolidated financial statements. The Supervisory Board also agreed with the proposal put forward by the Executive Board regarding the appropriation of retained earnings.

COMMITTEE ACTIVITIES /// In the year under review the Supervisory Board had two standing committees.

The General Committee dealt with personnel matters related to the Executive Board on seven occasions in 2002, in meetings and by way of resolutions by circular vote.

The Mediation Committee, formed in accordance with §27 section 3 of the German Co-Determination Act (MitBestG), submits proposals to the Supervisory Board regarding the appointment or dismissal of Executive Board members if the two-thirds Supervisory Board majority necessary for an appointment or dismissal is not achieved. This committee did not meet in 2002.

CHANGES ON THE EXECUTIVE BOARD /// At the Supervisory Board meeting held on August 6, 2002, the Supervisory Board appointed Mr. Ross McMullin as a member of the Executive Board of adidas-Salomon AG with effect from September 1, 2002.

OUTLOOK /// In 2002, the targets adidas-Salomon set for itself were achieved and even partly exceeded. The results that are stated in this annual report illustrate top operational and financial performance. It is clear that the conditions created in the prior year have led to strong success in 2002. The Supervisory Board believes that in the future the Group will continue to succeed in meeting its established targets.

At the beginning of the 2003 fiscal year, the Executive Board and the Supervisory Board approved the adidas-Salomon Corporate Governance Principles, which are largely in conformity with the German Corporate Governance Code. The Corporate Governance Working Group will further develop these principles on an ongoing basis with regard to possible changes to the Code. Furthermore, the Supervisory Board set up an "Audit and Accounts Committee" in 2003, whose duties will include dealing with matters relating to financial reporting and risk management, as well as the required independence of the auditor and the determination of the main points of focus for the audits.

We appreciate the tremendous work of the Executive Board, the Management Boards of the Group companies, the Works Council and all employees and thank them for their ongoing commitment.

The Supervisory Board

Henri Filho /// Chairman
March 2003

Supervisory Board /// OUR SUPERVISORY BOARD IS COMPRISED OF TWELVE MEMBERS. SIX OF THEM ARE ELECTED BY THE SHAREHOLDERS' MEETING AND SIX REPRESENT adidas-Salomon EMPLOYEES. THROUGH THEIR DIVERSE PROFESSIONAL BACKGROUNDS AND NATIONALITIES, THEY MIRROR THE INTERNATIONAL NATURE AND THE BROAD SCOPE OF OUR GROUP'S ACTIVITIES.


Y-3

adidas SPORT STYLE ///
Y-3 WHITE BOSTON BAG

HENRI FILHO ///
CHAIRMAN
Member of the General Committee
and the Mediation Committee
71, French
Management Consultant

Member of the Administrative Board, Salomon S.A., Metz-Tessy, France[1]
Vice-Chairman of the Supervisory Board, Vendôme-Rome-Management S.A., Levallois-Perret, France[1]
Chairman of the Supervisory Board, Auguste Thouard et Associés S.A., Levallois-Perret, France[1]

DR. HANS FRIDERICHS ///
DEPUTY CHAIRMAN
Member of the General Committee
and the Mediation Committee
71, German
Management Consultant

Chairman of the Supervisory Board, allit AG, Bad Kreuznach, Germany
Chairman of the Supervisory Board, Goldman Sachs Investment Management GmbH, Frankfurt am Main, Germany
Chairman of the Supervisory Board, C.H. Kupferberg & Cie KGaA, Mainz, Germany
Chairman of the Supervisory Board, Leica Camera AG, Solms, Germany
Deputy Chairman of the Supervisory Board, IIC The New German Länder Industrial Investment Council GmbH, Berlin, Germany[1]
Chairman of the Supervisory Board, Pott-Racke-Dujardin GmbH & Co. KG, Bingen, Germany[1]
Member of the Supervisory Board, Schneider Electric S.A., Paris, France[1]
Chairman of the Supervisory Board, SWATCH Group Deutschland GmbH, Eschborn, Germany[1]

FRITZ KAMMERER ///[2]
DEPUTY CHAIRMAN
Member of the General Committee
and the Mediation Committee
57, German
Chairman of the Central Works Council, adidas-Salomon AG

SABINE BAUER ///[2]
39, German
System Manager Footwear Quality, Global Operations, adidas-Salomon AG

GEROLD BRANDT ///
62, German
Financial Consultant

Chairman of the Advisory Council, Müller Elmau GmbH, Schloss Elmau, Upper Bavaria, Germany

DAVID BROMILOW ///
60, British
Executive Director, MediMedia International Ltd., Hong Kong

HERBERT MÜLLER /// [2]
Member of the Mediation Committee
58, German
Regional Manager, IG BCE Trade Union,
Region Nuremberg, Germany

Deputy Chairman of the Supervisory Board, Ceramtec AG,
Plochingen, Germany
Deputy Member of the Administrative Board, Allgemeine Ortskrankenkasse
Bayern, Munich, Germany

HANS RUPRECHT /// [2]
(since January 1, 2002)
48, German
Sales Director Customer Service,
Area Central, adidas-Salomon AG

CHARLES THOMAS SCOTT ///
53, British
Chairman of the Board of Directors,
Cordiant Communications Group plc., London, UK[3]

Chairman of the Board of Directors, Topnotch Health Clubs plc.,
Brentford, Middlesex, UK[1]
Chairman of the Board of Directors, Speciality Retail Group plc.,
Borehamwood, Hertfordshire, UK[1]
Non-Executive Director, Massive Ltd., London, UK[1]
Non-Executive Director, TBI plc., London, UK[1]
Non-Executive Director, William Hill Organisation Ltd., London, UK[1]
Director, Kircal Ltd., London, UK[1]
Non-Executive Director, Profile Media Group plc., London, UK[1]
Non-Executive Director, InTechnology plc., Harrogate, UK[1]

HEIDI THALER-VEH /// [2]
40, German
Member of the Central Works Council, adidas-Salomon AG

CHRISTIAN TOURRES ///
64, French
Former Member of the Executive Board, adidas-Salomon AG

KLAUS WEISS /// [2]
44, German
Trade Union Official, IG BCE Trade Union,
Headquarter Hanover, Germany

Member of the Supervisory Board, Wohnungsbaugesellschaft mbH Glück
Auf, Brambauer, Germany[1]

The term of office of the Supervisory Board members will expire at the end of the Annual General Meeting in 2004.

[1] Not relevant for determining the maximum number of supervisory board appointments under § 100 para. 2 no. 1 AktG (German Stock Corporation Act)
[2] Employee representative
[3] Position and mandate

Executive Board /// OUR EXECUTIVE BOARD IS COMPRISED OF SEVEN MEMBERS WHO REFLECT THE DIVERSITY AND INTERNATIONAL NATURE OF THE GROUP. EACH IS RESPONSIBLE FOR A MAJOR BUSINESS UNIT WITHIN THE GROUP.

HERBERT HAINER ///

Herbert Hainer was born in Dingolfing, Germany in 1954. Following his business studies, Herbert Hainer spent eight years with Procter & Gamble in various sales and marketing positions. He joined adidas Germany in 1987 and has held numerous management positions within the Group, including Managing Director Germany and Senior Vice President for Sales and Logistics in Europe, Africa and the Middle East. Herbert Hainer joined the Executive Board in 1997 and became CEO and Chairman of the Executive Board of adidas-Salomon in 2001. He is married, has two daughters and lives in Herzogenaurach.

Herbert Hainer is also:

→ Member of the Supervisory Board of Bayerische Versicherungsbank AG, Munich, Germany

GLENN BENNETT ///

Glenn Bennett was born in New Hampshire, USA in 1963. With a degree in computer science, he began his professional career with Reebok International Ltd. in 1983, where he worked ten years in various operations and product functions. In 1993, he joined adidas AG[1] as Head of Worldwide Development. He was appointed to the Executive Board in 1997 and is responsible for Global Operations activities. Glenn Bennett recently moved to the Group's Headquarters in Germany. He is married and lives in Nuremberg.

MANFRED IHLE ///

Manfred Ihle was born in Schwäbisch Hall, Germany in 1941. Following the completion of his law studies, he obtained a doctorate from the University of Bordeaux in France. Manfred Ihle started his career in 1971 with Treuarbeit AG, a German accounting firm. In 1974, he was admitted to the Bar. Manfred Ihle later worked as a Senior Partner at the Fiedler & Forster law firm and served as a Notary Public. He joined adidas AG[1] as a legal adviser in 1993. Manfred Ihle has been a member of the Executive Board since 1998 and is responsible for Legal and Environmental Affairs. He has one daughter and one son and lives in Herzogenaurach.

ROSS McMULLIN ///

Ross McMullin was born in Toronto, Canada in 1956. After completing a degree in commerce, he started his professional career in 1980 at Peat, Marwick, Mitchell, where he obtained the designation of Chartered Accountant. In 1983, he joined the Gillette Company where he stayed for 17 years, holding various positions including President of Oral-B in the United States, Braun in Canada and Gillette Group in Central Europe. He joined adidas-Salomon in July 2000 as President and CEO of adidas America. In 2002, he was appointed to the adidas-Salomon Executive Board and is responsible for the North American business. He is married, has two daughters and is located at the Group's North American headquarters in Portland, Oregon.



SALOMON /// TR 3 VITESSE INLINE SKATE

MICHEL PERRAUDIN ///

Michel Perraudin was born in Sion/Valais, Switzerland in 1947. With a degree in mathematics and an MBA, he started his professional career in 1976 as a management consultant with McKinsey & Company. In 1982, he became a McKinsey Partner and Principal. He joined adidas[1] as an Executive Board member in 1989. He is now responsible for Global Human Resources, Key Projects and Corporate Services. Michel Perraudin is married and lives in Nuremberg and Munich.

Michel Perraudin is also:

→ Member of the Advisory Committee, Gerling-Konzern Versicherungs-Beteiligungs AG, Cologne, Germany
→ Member of the Administrative Board, Boards & More AG, Zurich, Switzerland (until June 19, 2002)
→ Member of the Advisory Board, Pictet Leisure Fund, Geneva, Switzerland

ROBIN J. STALKER ///

Robin J. Stalker was born in Palmerston North, New Zealand in 1958. In 1982, following his degree in business studies, he began his professional career and qualified as a Chartered Accountant. He worked for Arthur Young in New Zealand and London and subsequently held financial and controlling positions in the entertainment industry, including United International Pictures and Warner Bros. International as well as working as an independent consultant. Robin Stalker joined adidas AG[1] as the Head of Corporate Services and Group Reporting in 1996. Since February 2000, he has been Chief Financial Officer of adidas-Salomon and was appointed to the Executive Board, responsible for Finance, in 2001. He is married and lives near Herzogenaurach.

ERICH STAMMINGER ///

Erich Stamminger was born in Rügland, Germany in 1957. After obtaining a degree in business studies, he started his career at GfK, a German consumer research institute. In 1983, Erich Stamminger joined adidas Germany. He served in numerous marketing positions before becoming Managing Director for Germany and then Europe and Asia/Pacific. Erich Stamminger has been a member of the Executive Board since 1997 and has been responsible for Global Marketing since January 2000. He is married and lives in Nuremberg.

[1] adidas-Salomon AG since December 1997

Global Operations /// OUR GLOBAL OPERATIONS UNIT IS RESPONSIBLE FOR MANAGING THE DEVELOPMENT, COMMERCIALIZATION AND MANUFACTURING OF OUR PRODUCTS, AND IS LEADING OUR EFFORTS IN SUPPLY CHAIN IMPROVEMENT. IN ADDITION TO OUR GLOBAL OPERATIONS TEAM, OUR SUPPLY CHAIN INCLUDES RETAILERS, SALES SUBSIDIARIES, INDEPENDENT MANUFACTURERS, RAW MATERIAL SUPPLIERS, TRANSPORT COMPANIES, FINANCIAL INSTITUTIONS, AND MANY OTHERS INVOLVED IN GETTING OUR PRODUCTS TO THE CONSUMER. THE adidas-Salomon SUPPLY CHAIN CAN BE DIVIDED INTO TWO DIFFERENT CYCLES: PRODUCT CREATION AND PROCUREMENT. THE PRODUCT CREATION CYCLE DESCRIBES OUR ACTIVITIES FROM THE INITIAL PRODUCT CONCEPT TO PRODUCT OFFERING AND COMPRISES THE DESIGN, DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCT. THIS PART OF THE PROCESS IS FOLLOWED BY THE PROCUREMENT CYCLE, WHICH INCLUDES ORDER MANAGEMENT, MANUFACTURING AND DISTRIBUTION. WHILE MOST OF THE INDUSTRY FOCUS IS ON SHORTENING THE PROCUREMENT CYCLE, WE ARE COMMITTED TO MAKING SIGNIFICANT PERMANENT IMPROVEMENTS IN BOTH THE CREATION AND PROCUREMENT AREAS TO PRODUCE OPTIMAL EFFECTS IN TERMS OF QUALITY, COSTS AND DELIVERY PERFORMANCE.

ALIGNING ACTIVITIES AND SHARING BEST PRACTICE /// In 2002, Global Operations reorganized its activities to better service the large portfolio of brands at adidas-Salomon. As a result, our consumer-oriented structure was extended to Global Operations in an effort to align its activities more closely with the Group's marketing and sales endeavors. This meant closely intertwining our supply chain operations with each of our divisions versus a traditional organizational structure aligned by product type (e.g. footwear, apparel and hardware). By working more closely with marketing and sales colleagues, we are now able to better and more quickly understand and react to unique customer and consumer preferences. At the same time, critical corporate functions such as sourcing, global supply chain and administration continue to be managed at the Group level. This allows us to capitalize on our Group leverage to enlist the best suppliers, factories and third-party logistics providers in the industry in getting products made and delivered to our customers. As a result of this reorganization, our product is now more reflective of our brand values, internal communications have improved dramatically and we are sharing best-practice methods throughout the Group.

WORKING TOGETHER WITH SUPPLIERS /// With the vast majority of our products being produced by independent manufacturers, our relationship to suppliers is critical to the Group's success (see Risk Management). Our supply chain utilizes three different types of suppliers. The first group consists of suppliers who have a direct contractual business relationship with us. By contrast, subcontractors are companies that have been subcontracted by our suppliers and do not have a direct business relationship with adidas-Salomon. The third group consists of local sourcing companies, which source and manufacture products for local markets, rather than Group-wide distribution. We provide all of our suppliers with detailed technical and design specifications for the production and delivery of our products. In addition, we enforce strict quality control and inspection procedures. Such procedures include the regular presence of our more than 100 quality control officers in these factories during the manufacturing process.

FOOTWEAR PRODUCTION BY REGION


95% Asia
Europe 4%
Americas 1%

APPAREL PRODUCTION BY REGION


Europe 23%
65% Asia
Americas 12%

FOOTWEAR PRODUCTION DOMINATED BY ASIA /// In 2002, approximately 95% of the adidas-Salomon footwear was produced in Asia. China, Indonesia and Vietnam were the largest sourcing countries, representing approximately 53%, 22% and 20% of total footwear production respectively. Production in other Asian countries was less than 1%, with Europe and the Americas contributing the remaining 4% and 1%. The largest footwear factory produced approximately 14% of the footwear purchased by adidas-Salomon in 2002.

APPAREL PRODUCTION AROUND THE GLOBE /// Apparel production is less concentrated geographically than footwear. Indonesia and China were the largest sourcing countries, representing 18% and 16% of total apparel production. The remaining 66% was produced by independent manufacturers in other Asian countries, Europe and the Americas with 31%, 23% and 12% respectively. No single apparel factory produced more than 10% of our total apparel purchases in 2002.

HARDWARE PRODUCED CLOSE TO MARKET /// With respect to hardware, adidas-Salomon focuses on producing close to major markets. Salomon hardware is largely manufactured by subcontractors in Romania. Additionally, Salomon, Mavic and Cliché also maintain own production sites in France, which concentrate on high-end products and new technological developments. The majority of TaylorMade's golf club components are produced in China and then assembled by TaylorMade in the major markets. All golf balls marketed by TaylorMade-adidas Golf are produced by the Dunlop Slazenger Group in the USA.

CONSOLIDATING THE SUPPLIER BASE TO CUT COSTS AND SPEED UP DELIVERY /// For 2003 and beyond, we strive to strengthen the relationships with our key supply partners by further consolidating our supplier base. This will give us more influence with these vendors, enabling us to better drive our quality initiatives as well as our cost saving and delivery performance efforts. Since 2000, we have reduced the number of our footwear suppliers by more than 35%. While we will continue this consolidation process in the future, concentration is now being placed on reducing the number of our apparel suppliers.

LEAD-TIME REDUCTION AS A GROUP PRIORITY /// At adidas-Salomon, supply chain management means optimizing the delicate balance between costs, quality and delivery performance, and this is a major priority for us. This is why our Global Operations activities are currently focused on two key areas: lead-time reduction and new supply chain models. Lead times in the footwear industry average 15 to 18 months, with 12 months elapsing for the product creation cycle and another three to six months for order placement, raw material preparation, manufacturing and delivering products to retail. Shortening the product creation process and accelerating procurement is enabling us to create products best tailored to meet current market needs and improve customer service in terms of both faster time to market and competitiveness. This will help us to reduce inefficiencies, improve quality and minimize costs. At the same time, enhanced lead times contribute to the Group's goal of tight inventory management.

LEAN MANUFACTURING PRINCIPLES LEAD TO MEASURABLE SUCCESS /// At the end of 2002, footwear lead times have already been reduced significantly. More than 80% of our footwear volume is being produced in 60 days, as opposed to 90 days in 2001 and as long as 120 days two years ago. This success is primarily attributable to the introduction of lean manufacturing principles, which have eliminated non-value-adding activities throughout the entire manufacturing process. In addition, we improved our labeling, packaging and special handling capabilities at various points throughout the supply chain. This has enabled us to bypass internal warehousing and speed up product to retail. While our efforts to further reduce footwear lead times will continue throughout 2003, a primary focus will be on reducing apparel manufacturing lead times by 25% in 2003.

CUSTOMIZING THE SUPPLY CHAIN /// The creation of customized supply chain solutions is as important as lead-time reduction. These activities enable us to effectively service the varying needs of our customers and capitalize on unique market and product opportunities. Over the past two years, we have successfully executed tailored programs for over 500,000 pairs of shoes across 15 different models including products such as the SL2 running shoe and the T-MAC basketball shoe. In 2003, we will also introduce customized supply chain solutions in apparel. Lead times have been reduced by as much as two-thirds, helping us capitalize on immediate market opportunities. In addition to bringing incremental top-line growth to our business, these programs are also significantly enhancing our service to key retailers. We believe this business model is scalable and can be used to drive ongoing growth. In the future, we will not only continue to offer retailers the existing solutions, but will put resources into developing these programs even further to meet more specific needs and create a sustainable competitive advantage.

Sustainability /// WE ARE DEDICATED TO FOLLOWING AND ENCOURAGING BUSINESS PRACTICES THAT ARE SOCIALLY AND ENVIRONMENTALLY RESPONSIBLE. THIS APPROACH APPLIES BOTH TO THE GROUP'S OWN ACTIVITIES AND TO ITS SUPPLY CHAIN. WE BELIEVE THAT THIS WILL ALLOW US TO ESTABLISH A SUSTAINABLE BUSINESS MODEL, WHILE ENHANCING THE VALUE OF OUR BRANDS.

SETTING STANDARDS /// adidas-Salomon's own code of conduct, the Standards of Engagement (SOE), is based on the conventions of the International Labour Organization (ILO) and the model code of conduct of the World Federation of the Sporting Goods Industry (WFSGI). The SOE details our requirements regarding labor, health, safety and environmental issues in our suppliers' factories and forms the foundation for our international factory-monitoring program.

ENSURING COMPLIANCE /// Our department for Social and Environmental Affairs (SEA) works to ensure that best practices are being followed. The SEA team is comprised of 30 experts with specialized knowledge of the labor laws and safety regulations in the countries where they work. SEA team members visit suppliers at factory and subcontractor level internationally and locally to monitor and determine compliance levels and identify common problems, with particular emphasis on facilities which have been identified as high-risk. Risk assessments cover a variety of factors, including product type, number of workers, record of compliance and commitment to standards. During 2002, 1,148 audits involving management and worker interviews in their native languages or with a local translator, document review and facility inspections were conducted at different levels in our supply chain. In the event of non-compliance with our SOE, factory management together with our SEA team develops action plans and sets deadlines for compliance and further improvements. If a factory persistently fails to meet SOE standards, business relations are terminated. This course of action is a last resort and occurred 14 times in 2002. However, whenever possible, adidas-Salomon prefers to stay in partnership and to work from the inside to help encourage factory improvements.

NUMBER OF AUDITS

2000	799
2001	839
2002	1,148

NUMBER OF INDEPENDENT FLA AUDITS AT adidas-Salomon CONTRACTED FACTORIES

	Audits
1st FLA Year (1st half) August–December 2001	17
1st FLA Year (2nd half) January–July 2002	25
1st FLA Year (total) August 2001–July 2002	**42**

VERIFYING RESULTS /// Through our membership in the Fair Labor Association (FLA), an independent monitoring organization headquartered in the US, adidas-Salomon externally verifies the Group's global compliance activities. The FLA completed its first year of factory monitoring in August 2002, by which time more than 220 external audits were verified by FLA monitors, including 42 external audits at adidas-Salomon contracted factories.

TRAINING AND EDUCATION /// We believe that the best way to enforce compliance with our SOE is by providing constant training, communication and consultation for our suppliers' management and their workers. In 2002, our level of compliance training was consistently maintained at the same high level as the previous year.

MANAGEMENT SYSTEMS /// We consider management systems important to our ability to anticipate and meet growing social, environmental, health and performance expectations. Because of this, we actively encourage our business partners to pursue the opportunity for certification with internationally recognized standards such as those of the International Standardization Organization ISO 9000 and 14001 for quality and environmental management and OHSAS 18000 (Occupational Health and Safety Assessment Series). At our production site in Scheinfeld, Germany, we established an environmental and quality management system that obtained a certificate in accordance with the Environmental Management and Audit Scheme of the European Union (EMAS II) and ISO 9000. The adidas Suzhou factory, part of our subsidiary in China, received ISO 14001 certification in 2002. There are three footwear suppliers' factories in Asia certified to OHSAS 18000 and ISO 14001. Additionally, several suppliers in the Americas gained ISO 9000 and ISO 14001 certification in 2002.

INCREASING INVOLVEMENT /// We actively and systematically cooperate with our numerous stakeholders, involving them in key social and environmental decisions so that we can best balance interests, build consensus and enhance the transparency of our business. December 2001 marked our first formal stakeholder meeting, held in Hong Kong with several non-governmental organizations (NGOs) in attendance. Expanding on this experience, we organized two stakeholder meetings in 2002: one in Europe and one in North America. We invited participants from other companies, trade associations, trade unions, social investment funds, sustainability institutes, universities, certification organizations, and various NGOs involved in human rights to participate. Each meeting was moderated and recorded by independent facilitators.

RECOGNITION /// adidas-Salomon is an industry leader on sustainability issues. In 2002, after thorough analysis by Dow Jones of the Group's social, environmental and financial performance, adidas-Salomon was included in the Dow Jones Sustainability Group Index (DJSGI) for the third consecutive year. The DJSGI is a global sustainability index, which tracks the performance of leading sustainability-driven companies. adidas-Salomon was additionally included in the FTSE4Good Europe Index, which selects companies on the basis of ongoing commitment to environmental sustainability, strong financial performance, a positive relationship with stakeholders and dedication to upholding and supporting human rights.

More information regarding sustainability topics can be found in our current Social and Environmental Report and on the Internet at www.adidas-Salomon.com/en/sustainability/.

FTSE4Good

a ///

FAIR LABOR ASSOCIATION

b ///

Member of Dow Jones Sustainability Indexes 03

c ///

a /// FTSE4GOOD EUROPE INDEX
b /// FAIR LABOR ASSOCIATION
c /// DOW JONES SUSTAINABILITY GROUP INDEX

Employees /// adidas-Salomon EMPLOYEES ARE THE GROUP'S MOST VALUABLE ASSET. AROUND THE WORLD, OUR SUCCESS IS DRIVEN BY OUR EMPLOYEES' DEDICATED WORK, ENTHUSIASM AND PASSION. WHILE OPERATIONAL AND FINANCIAL PERFORMANCE ARE IMPORTANT GOALS, SO IS THE SATISFACTION OF OUR EMPLOYEES, AND WE ARE PROUD THAT adidas-Salomon RANKED AS ONE OF THE BEST IN AN INDEPENDENT STUDY OF THE "MOST ATTRACTIVE EMPLOYERS" CONDUCTED BY CORPORATE CONSULTANTS HEWITT ASSOCIATES, UNDER THE BANNER "BEST EMPLOYERS, BEST RESULTS". AT DECEMBER 31, 2002, THE GROUP EMPLOYED 14,716 PEOPLE WHICH REPRESENTS AN INCREASE OF 6% VERSUS THE PREVIOUS YEAR, WITH THE LARGEST GROWTH COMING FROM THE OWN-RETAIL SECTOR AND THE INTEGRATION OF ARC'TERYX INTO THE GROUP.

NUMBER OF EMPLOYEES BY BRAND



Headquarters 14%
60% adidas
TaylorMade-adidas Golf 7%
Salomon 19%

NUMBER OF EMPLOYEES BY REGION



Latin America 5%
51% Europe
Asia 21%
North America 23%



adidas /// RESPONSE WOMEN'S WIND VEST

A DIVERSE MIX OF BACKGROUNDS /// We believe that having a varied cross-section of cultures, ages and backgrounds represented within adidas-Salomon strengthens our Group. 44% of total employees are women and 56% are men, with 20% women and 80% men having executive management positions. At our headquarters in Herzogenaurach, we have more than 300 international employees from over 40 countries. And to ensure the Group's closeness to the main target group, our employees are young: The average age is 33. This pattern holds true for the whole Group. The majority of our employees work at brand adidas. Production activities at Salomon, however, elevate their number of employees. Regionally, the employee split largely reflects the Group's proportion of sales. Despite our diverse backgrounds, what unites all adidas-Salomon employees is our passion for competition and a sporting lifestyle.

REWARDING PERFORMANCE /// To ensure our continued ability to attract, motivate and retain the best people, we undertake considerable efforts in devising appropriate compensation plans. The most important step in terms of compensation in 2002 was the implementation of a homogeneous compensation philosophy and structure across the Group. Internal evaluations and external benchmarking form the basis for the global harmonization of our compensation programs. Despite the relative youth of our employees, the average length of service is six years. This proves that our efforts are delivering results.

The Group's compensation system is composed of the following elements:

→ A "gross base salary": A fixed component based on the responsibilities, competencies and skills of the individual employee.

→ Our "pay for performance" bonus program: A performance-based component of salaries of eligible employees in all areas within the Group. More than 20% of all employees receive a variable salary component with an average of 20% of their remuneration directly linked to individual and Group performance.

→ Long-term incentive programs: These include our management stock option plan (MSOP) that links the compensation of approximately 450 key executives worldwide to the development of the adidas-Salomon share price. Options from this program were exercised for the first time in October 2002 (see notes 19 and 30).

→ Other benefits: These include in particular our 401-K pension plans in the USA and the PP2000 pension program for employees in Germany. In 2002, 900 eligible employees participated in the PP2000 program, which represents an increase of 30% compared to the prior year.

COMMITTED TO LONG-TERM CAREER DEVELOPMENT /// At adidas-Salomon, we believe that education and learning are critical to the long-term success of our Group. With personnel/management development programs, we strive to ensure that our employees continue to grow and learn. These programs include management training courses, as well as "future leader programs" such as "Campus Europe" that will commence in 2003 and provides management training to promising talents within Europe. We also attach great importance to the education of young employees. At our headquarters in Germany, for example, 38 apprentices and 15 trainees are currently enjoying solid, diverse and international "on the job" training in various departments and divisions of the adidas-Salomon Group.

Our programs are supported by internal and external providers for training as well as e-learning tools. In 2002, we implemented an Internet-based learning program giving our employees worldwide the possibility to independently improve their computer skills focused on their specific needs. These courses are very popular amongst our employees. As a result, we intend to extend this program to other areas, including language courses which hold high priority at adidas-Salomon.

BALANCING WORK AND HOME LIFE /// Different people have different needs – especially when it comes to balancing their work and private responsibilities. To meet the requirements of different personal and job-related needs, adidas-Salomon has developed a flexible working hours model "Flexitime – A Matter of Trust". In January 2002, adidas-Salomon attained the basic certificate for the "Occupation and Family Audit" awarded by the non-profit Hertie Foundation in Germany. We are continuing to work on a number of initiatives in this area including the implementation of our "Work-Life Balance System" programs in 2003 and beyond.

APPRECIATION AND OUTLOOK /// 2002 was an exciting year in which, despite tough markets, adidas-Salomon achieved tremendous results. The Management would like to thank all employees for their magnificent support, cooperation and commitment this year. In addition to the programs mentioned above, important Human Resources priorities in 2003 include formalizing succession planning within the Group and further rolling out our HR system solutions.

COMPENSATION DIAGRAM

	REMUNERATION	MEASUREMENT BASIS
Total Remuneration	BENEFITS (Flexible)	< Individual Gain / Need
	Long-Term Incentives (Variable)	< Long-Term Performance of the Individual
	VARIABLE PAY (Variable)	< Annual Performance
	BASE PAY (Fixed)	< Competencies & Skills
		< Position



/// FINANCIAL ANALYSIS

Executive Board Statement ///

The Executive Board of adidas-Salomon AG is responsible for the compilation, completeness and accuracy of the Group's annual consolidated financial statements, the description of the economic development and the management discussion and analysis as well as the other information presented in the annual report. The consolidated financial statements 2002 were prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB). The consolidated financial statements also comply with § 292a German Commercial Code (HGB), which exempts adidas-Salomon AG from the obligation of reporting consolidated financial statements under German GAAP. The management discussion and analysis additionally complies with the requirements of the German Commercial Code (HGB).

To ensure accuracy and reliability of the underlying information, the content of the consolidated financial statements is based on the information reported in accordance with Group-wide uniform guidelines which are consistent for all companies included in consolidation. The integrity of the reporting process and risk management systems is safeguarded by effective internal control systems established under the direction of the Executive Board which is in compliance with the German Act regarding the Control and Transparency of Company Divisions (KonTraG). As a consequence, a true and fair view of the Group's financial position, results of operations and cash flows and its reporting thereon is assured and the Executive Board is in a position to recognize potential investment risks and negative developments at an early stage and take appropriate countermeasures.

In accordance with a resolution adopted by the shareholders at the Annual General Meeting in 2002, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt, was appointed as independent auditor to audit adidas-Salomon's consolidated financial statements and management discussion and analysis contained in this annual report.

The Supervisory Board examines the consolidated financial statements, the management discussion and analysis as well as the audit report at its meeting on the annual consolidated financial statements. The results of these reviews are described in the supervisory board report.

Herzogenaurach, February 14, 2003

Herbert Hainer /// CEO and Chairman

Robin Stalker /// Chief Financial Officer

Independent Auditor's Report ///

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated income statement and the notes to the consolidated financial statements and the statements of changes in shareholders' equity as well as cash flows prepared by adidas-Salomon AG for the business year from January 1 to December 31, 2002. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the *responsibility of the Company's Management. Our responsibility is to express* an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit *includes assessing the accounting principles used and significant* estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the adidas-Salomon Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report prepared by the Company's Management for the business year from January 1 to December 31, 2002, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2002 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt am Main, February 14, 2003
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Böttcher /// German Public Auditor

Horn /// German Public Auditor

CONSOLIDATED BALANCE SHEET € in thousands

	(Note)	Dec. 31 **2002**	Dec. 31 2001	Change in %
Cash and cash equivalents	(5)	**75,956**	84,995	(10.6)
Accounts receivable	(6)	**1,292,667**	1,253,193	3.1
Inventories	(7)	**1,189,933**	1,273,062	(6.5)
Other current assets	(8)	**267,435**	266,929	0.2
Total current assets		**2,825,991**	2,878,179	(1.8)
Property, plant and equipment, net	(9)	**365,756**	377,865	(3.2)
Goodwill, net	(10)	**638,742**	580,069	10.1
Other intangible assets, net	(11)	**115,495**	91,131	26.7
Deferred tax assets	(25)	**169,692**	147,873	14.8
Other non-current assets	(12)	**145,135**	107,760	34.7
Total non-current assets		**1,434,820**	1,304,698	10.0
Total assets		**4,260,811**	4,182,877	1.9
Short-term borrowings	(13)	**0**	196,038	(100.0)
Accounts payable		**668,461**	629,701	6.2
Income taxes	(25)	**112,461**	111,020	1.3
Accrued liabilities and provisions	(14)	**450,748**	346,876	29.9
Other current liabilities	(15)	**148,959**	110,040	35.4
Total current liabilities		**1,380,629**	1,393,675	(0.9)
Long-term borrowings	(13)	**1,574,046**	1,569,773	0.3
Pensions and similar obligations	(16)	**98,959**	92,088	7.5
Deferred tax liabilities	(25)	**51,398**	41,552	23.7
Other non-current liabilities	(17)	**18,907**	13,019	45.2
Total non-current liabilities		**1,743,310**	1,716,432	1.6
Minority interests	(18)	**55,513**	58,157	(4.5)
Shareholders' equity	(19)	**1,081,359**	1,014,613	6.6
Total liabilities, minority interests and shareholders' equity		**4,260,811**	4,182,877	1.9

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT € in thousands

	(Note)	Year ending December 31 2002	2001	Change in %
Net sales		**6,523,419**	6,112,347	6.7
Cost of sales		**3,704,269**	3,511,164	5.5
Gross profit		**2,819,150**	2,601,183	8.4
Selling, general and administrative expenses	(22)	**2,245,383**	2,036,470	10.3
Depreciation and amortization (excl. goodwill)	(9,11,22)	**97,147**	89,962	8.0
Operating profit		**476,620**	474,751	0.4
Goodwill amortization	(10)	**45,396**	40,390	12.4
Royalty and commission income		**46,006**	42,085	9.3
Financial expenses, net	(24)	**87,116**	101,878	(14.5)
Extraordinary income		**0**	1,776	(100.0)
Income before taxes		**390,114**	376,344	3.7
Income taxes	(25)	**147,862**	146,945	0.6
Net income before minority interests		**242,252**	229,399	5.6
Minority interests	(18)	**(13,681)**	(20,906)	(34.6)
Net income		**228,571**	208,493	9.6
Basic earnings per share (in €)	(26)	**5.04**	4.60	9.6
Diluted earnings per share (in €)	(26)	**5.04**	–	–

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS € in thousands

	Year ending December 31 2002	2001
Operating activities:		
Income before taxes	**390,114**	376,344
Adjustments for:		
Depreciation and amortization (incl. goodwill)	**159,527**	148,037
Unrealized foreign exchange losses, net	**65,436**	15,277
Interest income	**(8,784)**	(12,061)
Interest expense	**81,568**	107,772
Gains on sales of property, plant and equipment, net	**(6,569)**	(4,063)
Operating profit before working capital changes	**681,292**	631,306
Increase in receivables and other current assets	**(176,339)**	(128,157)
Decrease in inventories	**1,942**	32,165
Increase in accounts payable and other current liabilities	**273,898**	71,161
Cash provided by operations	**780,793**	606,475
Interest paid	**(79,149)**	(110,400)
Income taxes paid	**(167,581)**	(112,015)
Net cash provided by operating activities	**534,063**	384,060
Investing activities:		
Purchase of goodwill and other intangible assets	**(150,647)**	(42,338)
Purchase of property, plant and equipment	**(114,133)**	(159,733)
Proceeds from sale of property, plant and equipment	**10,937**	23,293
Acquisition of subsidiaries net of cash acquired	**(19,623)**	(19,519)
Acquisition of a 10% participation in FC Bayern München AG	**(76,972)**	0
Decrease in investments and other long-term assets	**16,757**	9,300
Interest received	**8,784**	12,061
Net cash used in investing activities	**(324,897)**	(176,936)
Financing activities:		
Increase/(Decrease) in long-term borrowings	**144**	(47,667)
Dividends of adidas-Salomon AG	**(41,721)**	(41,721)
Dividends to minority shareholders	**(3,341)**	(51,349)
Share options exercised by employees	**4,534**	0
Decrease in short-term borrowings	**(166,369)**	(88,283)
Net cash used in financing activities	**(206,753)**	(229,020)
Effect of exchange rates on cash	**(11,452)**	2,185
Decrease in cash and cash equivalents	**(9,039)**	(19,711)
Cash and cash equivalents at beginning of year	**84,995**	104,706
Cash and cash equivalents at end of year	**75,956**	84,995

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY € in thousands

	Share capital	Capital surplus	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	Total
Balance at December 31, 2000	**116,094**	**7,557**	**(5,152)**		**696,825**	**815,324**
Cumulative effect of the adoption of IAS 39, net of tax				(765)		(765)
Restated balance at January 1, 2001	**116,094**	**7,557**	**(5,152)**	**(765)**	**696,825**	**814,559**
Net income					208,493	208,493
Dividend payment					(41,721)	(41,721)
Net gain on cash flow hedges, net of tax				21,744		21,744
Net loss on net investments in foreign subsidiaries, net of tax				(3,252)		(3,252)
Currency translation			14,790			14,790
Balance at December 31, 2001	**116,094**	**7,557**	**9,638**	**17,727**	**863,597**	**1,014,613**
Net income					228,571	228,571
Dividend payment					(41,721)	(41,721)
Share options exercised by employees	188	4,346				4,534
Net loss on cash flow hedges, net of tax				(59,730)		(59,730)
Net gain on net investments in foreign subsidiaries, net of tax				1,473		1,473
Currency translation			(66,381)			(66,381)
Balance at December 31, 2002	**116,282**	**11,903**	**(56,743)**	**(40,530)**	**1,050,447**	**1,081,359**

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENT OF MOVEMENTS OF FIXED ASSETS € in thousands

	Goodwill	Software, patents, trademarks and concessions	Advance payments	Total intangible assets	Land and buildings
ACQUISITION COST					
December 31, 2000	**746,077**	**142,209**	**9**	**888,295**	**218,563**
Currency effect	939	1,102	(1)	**2,040**	1,901
Additions	19,314	43,149	165	**62,628**	10,546
Changes in companies consolidated	–	–	–	**–**	159
Transfers	–	522	–	**522**	17,869
Disposals	(78)	(13,900)	(44)	**(14,022)**	(18,292)
December 31, 2001	**766,252**	**173,082**	**129**	**939,463**	**230,746**
Currency effect	(2,652)	(5,955)	–	**(8,607)**	(4,656)
Additions	104,485	54,701	160	**159,346**	8,524
Changes in companies consolidated	–	33	–	**33**	–
Transfers	–	7,407	(53)	**7,354**	78,653
Disposals	(80)	(5,610)	(118)	**(5,808)**	(23,028)
December 31, 2002	**868,005**	**223,658**	**118**	**1,091,781**	**290,239**
ACCUMULATED DEPRECIATION/AMORTIZATION					
December 31, 2000	**145,049**	**64,585**	**–**	**209,634**	**81,241**
Currency effect	822	410	–	**1,232**	662
Additions	40,390	27,770	–	**68,160**	13,380
Write-ups	–	–	–	**–**	–
Changes in companies consolidated	–	–	–	**–**	99
Transfers	–	2,691	–	**2,691**	286
Disposals	(78)	(13,376)	–	**(13,454)**	(9,878)
December 31, 2001	**186,183**	**82,080**	**–**	**268,263**	**85,790**
Currency effect	(2,316)	(3,052)	–	**(5,368)**	(2,263)
Additions	45,396	30,491	–	**75,887**	13,838
Write-ups	–	–	–	**–**	–
Changes in companies consolidated	–	29	–	**29**	–
Transfers	–	89	–	**89**	(59)
Disposals	–	(1,356)	–	**(1,356)**	(14,271)
December 31, 2002	**229,263**	**108,281**	**–**	**337,544**	**83,035**
NET CARRYING AMOUNT					
December 31, 2000	601,028	77,624	9	**678,661**	137,322
December 31, 2001	580,069	91,002	129	**671,200**	144,956
December 31, 2002	**638,742**	**115,377**	**118**	**754,237**	**207,204**

Technical equipment and machinery	Other equipment, furniture and fittings	Advance payments/ construction in progress	Total tangible assets	Shares in affiliated companies	Participations	Other financial assets	Total financial assets
112,277	**250,242**	**41,197**	**622,279**	**2,959**	**135**	**16,152**	**19,246**
2,271	4,101	1,770	**10,043**	3	1	793	**797**
18,467	51,855	78,869	**159,737**	731	30	3,473	**4,234**
330	2,419	-	**2,908**	(484)	-	-	**(484)**
8,771	5,880	(33,042)	**(522)**	-	-	-	**-**
(12,030)	(28,960)	(3,527)	**(62,809)**	-	-	(8,574)	**(8,574)**
130,086	**285,537**	**85,267**	**731,636**	**3,209**	**166**	**11,844**	**15,219**
(6,870)	(24,422)	(13,169)	**(49,117)**	(4)	1	(1,655)	**(1,658)**
11,593	47,032	48,397	**115,546**	58	76,972	995	**78,025**
1,469	457	-	**1,926**	(753)	-	-	**(753)**
6,208	12,235	(104,450)	**(7,354)**	-	-	-	**-**
(12,987)	(20,173)	(857)	**(57,045)**	-	-	(3,283)	**(3,283)**
129,499	**300,666**	**15,188**	**735,592**	**2,510**	**77,139**	**7,901**	**87,550**
72,616	**158,354**	**-**	**312,211**	**-**	**17**	**2,841**	**2,858**
1,544	2,721	-	**4,927**	-	1	153	**154**
21,084	45,367	-	**79,831**	-	10	36	**46**
-	-	-	**-**	-	-	-	**-**
251	1,710	-	**2,060**	-	-	-	**-**
1,104	(4,081)	-	**(2,691)**	-	-	-	**-**
(7,181)	(25,508)	-	**(42,567)**	-	-	(2,870)	**(2,870)**
89,418	**178,563**	**-**	**353,771**	**-**	**28**	**160**	**188**
(5,467)	(17,826)	-	**(25,556)**	-	1	(19)	**(18)**
20,750	49,060	-	**83,648**	-	-	1	**1**
-	(9)	-	**(9)**	-	-	-	**-**
497	237	-	**734**	-	-	-	**-**
(39)	9	-	**(89)**	-	-	-	**-**
(10,969)	(17,423)	-	**(42,663)**	-	-	(95)	**(95)**
94,190	**192,611**	**-**	**369,836**	**-**	**29**	**47**	**76**
39,661	91,888	41,197	**310,068**	2,959	118	13,311	**16,388**
40,668	106,974	85,267	**377,865**	3,209	138	11,684	**15,031**
35,309	**108,055**	**15,188**	**365,756**	**2,510**	**77,110**	**7,854**	**87,474**

adidas-Salomon AG, a listed German stock corporation, and its subsidiaries design, develop, produce and market a broad range of athletic and sports lifestyle products. The Group has divided its operating activities by major brands into three segments: adidas, Salomon and TaylorMade-adidas Golf.

adidas branded products include footwear, apparel and hardware, such as bags and balls. The products are designed and developed by adidas and are almost exclusively manufactured by subcontractors on behalf of adidas. erima products include teamsport apparel.

Salomon branded products include ski and snowboard equipment (skis, snowboards, boots and bindings), technical outdoor apparel as well as hiking boots and inline skates which are designed and manufactured mainly in France, Italy and Romania. Mavic products include rims and wheels for mountain bikes and road racing as well as gears. The Bonfire brand offers snowboard apparel and streetwear. Cliché is the brand for skateboard equipment, footwear and apparel. Arc'Teryx is specialized in technical outerwear, performance backpacks and climbing equipment.

TaylorMade develops and assembles or manufactures high-quality golf clubs and golf accessories. adidas Golf branded products include footwear and apparel. Maxfli is specialized in golf balls.

The Group's headquarters are located in Herzogenaurach, Germany.

1 /// GENERAL

The accompanying consolidated financial statements of adidas-Salomon AG (in the following also the "Company") and its subsidiaries (collectively the "adidas-Salomon Group", "adidas-Salomon" or the "Group") are prepared in accordance with accounting principles adopted by the International Accounting Standards Board (International Financial Reporting Standards – "IFRS" – formerly IAS). The Group applied all International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee ("SIC") effective as at December 31, 2002 and 2001, respectively.

The Group adopted IAS 39 (revised 2000) "Financial Instruments: Recognition and Measurement" in 2001. The financial effects of adopting this standard were reported in the 2001 consolidated financial statements. All other new or revised standards which were adopted effective January 1, 2001 had no material impact on the Group's financial position, results of operations or cash flows and its reporting thereon. In 2002, no new or revised standards were adopted.

German Statutory Reporting

The Company does not prepare consolidated financial statements under accounting principles generally accepted in Germany (German GAAP) pursuant to the exemption in § 292a of the German Commercial Code (HGB).

2 /// SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with the consolidation, accounting and valuation principles described below.

Principles of Consolidation

The consolidated financial statements include the accounts of adidas-Salomon AG and its significant direct and indirect subsidiaries, which are prepared under uniform accounting principles.

A company is a subsidiary if adidas-Salomon AG controls directly or indirectly the financial and operating policies of the respective enterprise.

The number of consolidated companies evolved as follows for the years ending December 31, 2002 and 2001 respectively:

NUMBER OF CONSOLIDATED COMPANIES

	2002	2001
January 1	**100**	95
Newly founded/consolidated companies	4	3
Purchased companies	2	2
December 31	**106**	100

Eight subsidiaries have not been included in the consolidated financial statements in 2002 (2001: nine subsidiaries), since they have no or little active business and are insignificant to the financial position, results of operations and cash flows. The shares in these companies are accounted at cost.

A schedule of the shareholdings of adidas-Salomon AG is shown in Attachment I to these notes. A collective listing of these shareholdings in accordance with § 285 No.11 and § 313 section 2 and 3 of the German Commercial Code will be filed with the Commercial Register at the Local Court in Fürth (Bavaria).

Consolidation of equity is made in compliance with the book value method by offsetting the initial investments in subsidiaries against the relevant equity portion at fair value held by the parent company as at acquisition date.

All significant intercompany transactions and balances, and any unrealized gains and losses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

Currency Translation

Assets and liabilities of the Group's non-euro functional currency subsidiaries are translated into euro at closing exchange rates at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the year. All cumulative differences from the translation of equity of foreign subsidiaries resulting from changes in exchange rates are included in a separate caption within shareholders' equity without affecting income.

In the individual financial statements of Group companies, monetary items denominated in a foreign currency are generally measured at closing exchange rates at the balance sheet date. The resulting currency gains and losses are recorded directly in income.

A summary of exchange rates to euro for major currencies in which the Group operates is as follows:

EXCHANGE RATES € 1 equals

	Average rate for the year ending December 31		Spot rate Dec. 31	
	2002	2001	**2002**	2001
USD	**0.9448**	0.8965	**1.0487**	0.8813
GBP	**0.6286**	0.6222	**0.6505**	0.6085
JPY	**118.11**	108.84	**124.39**	115.33
ARS	**2.9777**	0.8954	**3.5260**	1.4542

Effective January 1, 1999 the European Monetary Union commenced and the exchange rates between the participating currencies and the euro were irrevocably fixed. On January 1, 2002 the euro officially replaced the local currency in all European Monetary Union countries.

Derivative Financial Instruments

The Group uses derivative financial instruments, interest and currency options, as well as forward contracts, to hedge its exposure to foreign exchange and interest rate risks. In accordance with its treasury policy, the Group does not hold any derivative financial instruments for trading purposes.

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently measured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), a hedge of a forecasted transaction (cash flow hedge) or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are 100% effective, are recognized in equity. If there is no 100% effectiveness, the deviating amounts are recognized in net income. Amounts deferred in equity are transferred to the income statement in the same periods during which the hedged forecasted transaction affects the income statement. For derivative instruments designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in net income.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules of IAS 39. Changes in the fair values of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. If the hedging instrument is a derivative (e.g. a forward contract) or for example a foreign currency borrowing, any currency gains and losses in the derivative and all gains and losses arising on the translation of the borrowing are recognized in equity.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecasted transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The fair values of forward contracts and currency options are determined on the basis of the market conditions on the reporting dates. The fair values of interest rate options on the reporting date are assessed by the financial institutions through which these options had been arranged.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments with maturities of three months and less.

Receivables

Receivables are stated at nominal amounts less allowances for doubtful accounts. These allowances are determined on the basis of individual risk assessment and past experience of losses.

Inventories
Merchandise and finished goods are valued at the lower of cost or net realizable value. Costs are determined using a standard valuation method which approximates the first-in, first-out method or the average cost method. Costs of finished goods include cost of raw materials, direct labor and manufacturing overheads. The lower of cost or net realizable value allowances are computed consistently throughout the Group based on the age and expected future sales of the items on hand.

Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a declining balance or straight-line basis on useful lives as follows:

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT

	Years
Buildings	10–50
Leasehold improvements	5–20
Equipment, machinery and furniture and fittings	2–10

Expenditures for maintenance and repairs are expensed as incurred. Significant renewals and improvements are capitalized.

Investment Property Held for Sale
Investment property held for sale is measured initially at cost. For the subsequent measurement the Group applies the cost model.

Impairment
In the event that facts and circumstances indicate that the costs of long-lived assets are impaired, an evaluation of recoverability is performed. An exceptional write-down is made if the carrying amount exceeds the recoverable amount.

Finance Leases
If under a lease agreement substantially all risks and rewards associated with an asset are transferred to the Group, the asset less accumulated depreciation and the corresponding liability are recognized at the fair value of the asset or the lower net present value of the minimum lease payments.

Goodwill and Identifiable Intangible Assets
Acquired goodwill and intangible assets are valued at cost less accumulated amortization.

Goodwill is the excess of the purchase cost over the fair value of the identifiable assets and liabilities acquired. Goodwill arising from the acquisition of a foreign entity and any fair value adjustments to the carrying amounts of assets and liabilities of that foreign entity are treated as assets of the reporting entity and are translated at exchange rates prevailing at the date of the initial consolidation.

Amortization is calculated on a straight-line basis with the following useful lives:

USEFUL LIVES OF GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

	Years
Goodwill	5–20
Patents, trademarks and concessions	5–10
Software	3–5

Expenditures for internally generated intangible assets are generally expensed as incurred since they do not qualify for recognition.

Research and Development
Research costs are expensed as incurred. Development costs are also expensed as incurred and are not capitalized due to the short product life cycle of sporting goods.

The Group spent approximately € 85 million and € 86 million on product research and development for the years ending December 31, 2002 and 2001 respectively.

Investments
The Group classifies its investments into the following categories: trading, held-to-maturity and available-for-sale.

During the reporting period the Group did not hold any trading or held-to-maturity investments.

Investments intended to be held for an undefined period of time, which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale. These are included in other non-current assets and in cash and cash equivalents.

Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognized on the trade date. Costs of purchases include transaction costs. If the fair value of available-for-sale investments can be measured reliably, they are subsequently carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value of these investments are included in the income statement in the period in which they arise. Equity securities for which fair values cannot be measured reliably are recognized at cost less impairment.

Borrowings
Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the terms of the borrowings.

Other Liabilities
Other liabilities are recorded at their settlement amount.

Provisions
Provisions are recognized where a present – legal or constructive – obligation has been incurred which is likely to lead to an outflow of resources which can be reasonably estimated.

Pensions and Similar Obligations
Provisions for pensions and similar obligations comprise the provision obligation of the Group under defined benefit plans and defined contribution plans. The obligation under defined benefit plans is determined using the projected unit credit method in accordance with IAS 19 (revised 2000). The Group does not recognize actuarial gains or losses of defined benefit plans as income and expenses according to the corridor approach of IAS 19.92 (revised 2000) within the range of 10% of the present value of the defined benefit obligation.

Recognition of Revenues
Sales are recorded net of returns, discounts, allowances and sales taxes when title passes based on the terms of the sale.

Royalty and commission income is recorded based on the terms of the contracts.

Advertising and Promotional Expenditures
Production costs for media campaigns are shown under prepaid expenses until the advertising takes place for the first time, after which they are expensed in full. Significant media buying costs (e.g. broadcasting fees) are expensed over the original duration of the campaign on a straight-line basis.

Promotional expenses, including one-time upfront payments for promotional contracts, are expensed pro rata over the term of the agreement.

Interest
Interest is recognized as an expense or income as incurred.

Income Taxes
Current income taxes are computed in accordance with the rules for taxation established in the countries in which the Group operates.

The Group computes deferred taxes for all temporary differences between the carrying amount and the tax basis of its assets and liabilities and tax loss carryforwards.

Deferred tax assets arising from deductible temporary differences and tax loss carryforwards which exceed taxable temporary differences are only recognized to the extent that it is probable that the company concerned will generate sufficient taxable income to realize the associated benefit.

Equity Compensation Benefits
Share options are granted to members of the Executive Board of adidas-Salomon AG as well as to the Managing Directors/Senior Vice Presidents of its affiliated companies and to further senior executives of the Group in connection with the management share option plan (MSOP) of adidas-Salomon AG. The Company has the choice to settle a possible obligation by issuing new shares or a cash compensation. When the options are exercised and the Company decides to issue new shares, the proceeds received net of any transaction costs are credited to share capital and capital surplus, and no personnel expenses are recorded. In the case of a cash settlement, the difference between the exercise price and the fair value of the shares are debited to income.

Long-term Incentive Plans
The Group has established various long-term incentive plans which offer key employees a stock-based compensation, including stock appreciation rights ("SARs"). Compensation costs for the difference between the exercise price and the fair value of the SARs is recognized in the financial statements when the SARs are exercised.

Use of Estimates
The preparation of financial statements in conformity with IFRS requires the use of assumptions and estimates that affect reported amounts and related disclosures. Although these estimates are based on Management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

3 /// FRAMEWORK FOR ACCOUNTING POLICIES IN ACCORDANCE WITH IFRS AND EXPLANATION OF MAJOR DIFFERENCES COMPARED WITH GERMAN ACCOUNTING POLICIES

The major differences between the accounting policies and consolidation methods according to IFRS and German law as set out in § 292a section 2 No. 4b) of the German Commercial Code (HGB) are outlined below.

a) Framework for Accounting Policies in Accordance with IFRS

The accounting policies of entities in accordance with IFRS are based on the objective of providing investors with decision-relevant information.

Based on the assumption that decision-relevant information should be provided to investors, it follows that accounting policies should be aimed at showing an entity's operating results, rather than determining the amount of distributable profits whilst bearing in mind the need for protection of creditors.

As a rule, accounting policies in accordance with IFRS have a lower level of prudence than German accounting policies, which leads to the following major differences:

→ Minimization of possibilities for establishing and releasing hidden reserves;
→ The consistency requirement (recognition, valuation, classification, consolidation) is to be strictly followed; changes in accounting policies are only permitted if it can be proven that the change leads to an improvement in the fair presentation of the financial statements;
→ Economic substance has precedence over legal form. The principle of substance over form has a stronger influence in accounting policies in accordance with IFRS than in German GAAP.

b) Description of Major Differences in Accounting Policies Compared with German Accounting Policies

The major differences in accounting policies in accordance with IFRS compared with German accounting policies in the consolidated financial statements of the Group are as follows:

Unrealized Profits Included in the Income Statement

Although the realization principle is a specific part of IFRS, in contrast to German accounting policies "unrealized" profits must be included in the income statement in certain cases. The following balance sheet items are translated at foreign exchange rates ruling at the end of the year even if this leads to an "unrealized" profit compared with using the exchange rate at the booking date:

→ Foreign currency receivables and liabilities;
→ Derivative financial instruments to the extent they do not represent a hedge;
→ Available-for-sale securities.

Deferred Taxes

Deferred tax assets must be included to their full extent. This also applies to tax loss carryforwards which can be offset against future profits for tax purposes and which are thus to be reflected as deferred tax assets. Deferred tax assets are to be reviewed for their realization regularly and are to be written down if appropriate.

Pension Provisions

Pension provisions are to be calculated actuarially using the projected unit credit method. Use of the German tax-based entry-age-normal method (§ 6a German Income Tax Act – EStG) is not permitted.

Expected wage and salary increases until pensionable age are to be considered when calculating the pension liability to beneficiaries under the scheme. Capital market interest rates are to be used to discount the amounts, which can partly offset this increase, as the rate can be higher than the 6% used for tax purposes in Germany (§ 6a EStG). Pension provisions are to be calculated for beneficiaries as soon as they become scheme members. Appropriate fluctuation rates should be used when considering the provisions needed for this group of beneficiaries.

Other Provisions and Accruals

Provisions and accruals may only be set up to cover obligations to third parties. Internal accruals are not permitted.

Accounting for Leases

In contrast to the use of German tax-based leasing provisions, IFRS requirements more often lead to leased items being recognized in the balance sheet of the lessee rather than of the lessor. IFRS requires the contractual party which is the economic owner and which thus has the major share of risks and opportunities arising from use of the item being leased to recognize the lease in its balance sheet.

Minority Interests

Minority interests may not be included as part of Group shareholders' equity in the consolidated balance sheet. They must be shown as a separate item between third-party capital and shareholders' equity.

4 /// ACQUISITIONS OF SUBSIDIARIES

Major acquisitions within the last two years are as follows:

Effective February 8, 2001 the Group took over the French skateboarding company Cé SARL (renamed to Cliché S.A.S.), Lyon (France) for an amount of € 1 million.

Additionally, adidas-Salomon assumed control by acquiring 100% of the shares of its long-standing distribution partner and licensee for adidas products in Denmark Sportgoods A/S (renamed to *adidas Danmark A/S), Them (Denmark), effective April 5, 2001 for an amount of* € 19 million.

Effective January 1, 2002 the Group assumed full ownership of its former, already fully consolidated joint venture company adidas Italia S.r.l., Monza (Italy), by acquiring the remaining 50% of outstanding shares for an amount of € 70 million.

On January 1, 2002 adidas-Salomon assumed control over its distribution partner and licensee for Salomon products in Denmark, SC IMPORT ApS (renamed to Salomon Danmark ApS), by acquiring 100% of the shares for an amount of € 2 million.

Effective January 15, 2002 adidas-Salomon purchased 100% of the shares of the Canadian outdoor specialist Arc'Teryx Equipment Inc. for an amount of € 18 million. The Vancouver-based Arc'Teryx specializes in technical outerwear, *performance backpacks and climbing equipment.*

NOTES TO THE CONSOLIDATED BALANCE SHEET

5 /// CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

CASH AND CASH EQUIVALENTS € in thousands

	Dec. 31 **2002**	Dec. 31 2001
Cash at banks and in hand	**67,455**	65,150
Marketable securities	**8,501**	19,845
Cash and cash equivalents	**75,956**	**84,995**

The majority of marketable securities relates to commercial paper and certificates of deposit in Eastern European currencies with a maximum maturity of 90 days.

In addition to short-term cash, at year-end 2001 adidas Korea had cash accounts with maturities exceeding 12 months in the amount of € 2 million, which are *included in other non-current* assets (see also note 12). As at December 31, 2002 cash with maturities exceeding 12 months does not exist.

6 /// ACCOUNTS RECEIVABLE

Accounts receivable are as follows:

ACCOUNTS RECEIVABLE € in thousands

	Dec. 31 **2002**	Dec. 31 2001
Accounts receivable, gross	**1,363,866**	1,349,447
Less: allowance for doubtful accounts	**71,199**	96,254
Accounts receivable, net	**1,292,667**	**1,253,193**

7 /// INVENTORIES

Inventories by major classification are as follows:

INVENTORIES € in thousands

	Dec. 31 **2002**	Dec. 31 2001
Finished goods and merchandise on hand	**816,266**	932,990
Goods in transit and advanced payments	**360,142**	348,937
Raw materials	**63,159**	47,267
Work in progress	**14,272**	17,915
Inventories, gross	**1,253,839**	**1,347,109**
Less: allowance for obsolescence	**63,906**	74,047
Inventories, net	**1,189,933**	**1,273,062**

Goods in transit mainly relate to shipments from suppliers in the Far East to subsidiaries in Europe, Asia and the Americas.

The allowance for obsolescence mainly relates to inventories on hand. Retail expansion, in particular factory outlets, has improved clearance margins, thus reducing overall provisioning requirements. In addition, the stock aging structure continues to improve.

8 /// OTHER CURRENT ASSETS

Other current assets consist of the following:

OTHER CURRENT ASSETS € in thousands

	Dec. 31 2002	Dec. 31 2001
Prepaid expenses	**80,791**	73,482
Taxes receivable	**76,374**	75,939
Interest rate options	**4,487**	1,954
Currency options	**6,847**	6,089
Forward contracts	**25,035**	39,869
Security deposits	**10,250**	15,412
Receivables from affiliated companies	**326**	885
Investment property held for sale	**17,188**	16,923
Sundry	**52,306**	42,156
Other current assets, gross	**273,604**	**272,709**
Less: allowance	**6,169**	5,780
Other current assets, net	**267,435**	**266,929**

Prepaid expenses relate mainly to promotion agreements and service contracts.

Investment property held for sale relates to parts of the land of the former "Herzo Base" in Herzogenaurach. This land was bought in 1998 and is owned by the GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG. The part to be sold is not needed in the future by adidas-Salomon, the remaining portion is being used for the adidas-Salomon international headquarters "World of Sports", which is included under property, plant and equipment. The area to be sold is currently lying idle and has a size of 77 hectares. According to the "Urban Design Contract", signed with the town Herzogenaurach in December 2001, the land is to be split in a housing area (31 hectares), an industrial area (19 hectares), a public area (24 hectares) and other areas (3 hectares). The fair value of this investment property cannot be determined reliably at the current time as the land is not yet developed, and a binding land-use plan and building permits do not yet exist. However, the Group estimates that the range of the fair value for the undeveloped land could be up to € 50 million. To secure an appropriate market value, the Group decided in 2002 to pursue development and commercialization under the control of GEV Grundstücksgesellschaft mbH & Co. KG based on the results of the economic evaluations during the concept phase.

Information regarding forward contracts as well as currency and interest options is also included in these notes (see note 21).

9 /// PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

PROPERTY, PLANT AND EQUIPMENT € in thousands

	Dec. 31 2002	Dec. 31 2001
Land and buildings	**290,239**	230,746
Technical equipment and machinery	**129,499**	130,086
Other equipment, furniture and fittings	**300,666**	285,537
	720,404	**646,369**
Less: accumulated depreciation	**369,836**	353,771
	350,568	**292,598**
Advance payments and construction in progress, net	**15,188**	85,267
Property, plant and equipment, net	**365,756**	**377,865**

Depreciation expense was € 84 million and € 80 million for the years ending December 31, 2002 and 2001 respectively.

10 /// GOODWILL

Goodwill primarily relates to the Group's acquisitions of the Salomon group and subsidiaries in the United States, Australia/New Zealand, Netherlands/Belgium and Italy.

GOODWILL € in thousands

	Dec. 31 2002	Dec. 31 2001
Goodwill, gross	**868,005**	766,252
Thereof relating to the acquisition of the Salomon group	**584,882**	582,938
Less: accumulated amortization	**229,263**	186,183
Goodwill, net	**638,742**	**580,069**

The increase in goodwill primarily relates to the Group's purchase of the remaining shares of adidas Italia S.r.l. and Arc'Teryx Equipment Inc.

Goodwill amortization expense was € 45 million and € 40 million for the years ending December 31, 2002 and 2001; thereof € 30 million and € 29 million for the years ending December 31, 2002 and 2001 relate to the acquisition of the Salomon group.

The change in the goodwill for the Salomon group relates to subsequent acquisition costs for the acquisition of Salomon S.A. (see also note 30).

11 /// OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following:

OTHER INTANGIBLE ASSETS € in thousands

	Dec. 31 **2002**	Dec. 31 2001
Software, patents, trademarks and concessions, gross	**223,658**	173,082
Less: accumulated amortization	**108,281**	82,080
	115,377	**91,002**
Advance payments, net	**118**	129
Other intangible assets, net	**115,495**	**91,131**

The increase in other intangible assets primarily relates to the Group's purchase of the Maxfli trademark and related patents and technologies in December 2002 and new software implementations in 2002.

Intangible asset amortization expense was € 30 million and € 28 million for the years ending December 31, 2002 and 2001 respectively.

12 /// OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

OTHER NON-CURRENT ASSETS € in thousands

	Dec. 31 **2002**	Dec. 31 2001
Prepaid expenses	**45,113**	59,291
Financial assets, net	**87,474**	15,031
Interest rate options	**2,250**	3,804
Currency options	**1,217**	2,941
Security deposits	**6,030**	2,212
Cash deposits	**0**	2,066
Sundry	**3,051**	22,415
Other non-current assets	**145,135**	**107,760**

Prepaid expenses mainly include pre-payments for long-term promotional contracts and service contracts (see also notes 29 and 20).

Financial assets include a 10% participation in FC Bayern München AG of € 77 million which was concluded in July 2002. This participation is recorded at cost including transaction costs, as this equity security does not have a quoted market price in an active market and other methods of reasonably estimating fair value as at December 31, 2002 are inappropriate or unworkable. Additionally, financial assets comprise shares in unconsolidated affiliated companies of € 3 million at December 31, 2002 and 2001.

Financial assets further include investments which are mainly related to a deferred compensation plan (see also note 16). It is mostly invested in insurance products and measured at fair value.

13 /// BORROWINGS AND CREDIT LINES

Despite the decrease of borrowings in 2002, it has been the policy of the Group to continue the high level of financing agreements, with further improvement in the quality and maturity profile of these arrangements. The Group has continued its diversification among different sources of financing and succeeded in increasing its funding through private placements to € 560 million (2001: € 225 million), with maturities of up to 10 years. The global on-balance-sheet asset-backed security (ABS) program, under which € 147 million were outstanding at the end of 2002 (2001: € 155 million), was extended for another year to maintain a remaining life of five years.

Gross borrowings declined in 2002 by € 192 million while the longer-term credit facilities were increased by € 441 million. As all borrowings with short-term maturities which are backed by longer-term arrangements are reported as long-term borrowings, the Group no longer reports short-term borrowings. Long-term borrowings include bank borrowings, commercial paper, financing under the ABS program and private placements.

Under the € 750 million German multi-currency commercial paper program and the € 300 million Belgian treasury notes program, the Group had a total nominal amount outstanding of € 234 million at December 31, 2002 (2001: € 280 million).

Borrowings are denominated in a variety of currencies in which the Group does business. The largest portions of effective net borrowings (before liquidity swaps for cash management purposes) as at December 31, 2002 are denominated in euro (54.2%; 2001: 57.1%) and US dollars (29.7%; 2001: 31.0%).

Month-end weighted average interest rates on borrowings in all currencies ranged from 3.0 to 3.4% and from 3.3 to 5.3% for the years ending December 31, 2002 and 2001 respectively.

As at December 31, 2002 the Group had cash credit lines and other longer-term financing arrangements totaling € 3.5 billion (2001: € 3.4 billion); thereof unused credit lines accounting for € 1.9 billion (2001: € 1.7 billion). In addition, the Group had separate lines for the issuance of letters of credit in an amount of approximately € 0.6 billion (2001: € 0.7 billion).

The committed medium-term credit lines as well as the private placement documentation contain a negative-pledge clause and a minimum equity covenant. As at December 31, 2002, actual shareholders' equity was well above the amount of the minimum-equity covenant.

The amounts disclosed as borrowings represent outstanding borrowings under the following arrangements with aggregated expiration dates as follows:

BORROWINGS AS AT DECEMBER 31, 2002 € in millions

	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
Bank borrowings	0	104	529	0	**633**
Commercial paper	0	0	234	0	**234**
Asset-backed securities	0	0	147	0	**147**
Private placements	0	0	299	261	**560**
Total	**0**	**104**	**1,209**	**261**	**1,574**

BORROWINGS AS AT DECEMBER 31, 2001 € in millions

	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
Bank borrowings	196	535	362	13	**1,106**
Commercial paper	0	0	280	0	**280**
Asset-backed securities	0	0	155	0	**155**
Private placements	0	93	98	34	**225**
Total	**196**	**628**	**895**	**47**	**1,766**

Information regarding the Group's protection against interest rate risks is also included in these notes (see note 21).

14 /// ACCRUED LIABILITIES AND PROVISIONS

Accrued liabilities and provisions consist of the following:

ACCRUED LIABILITIES AND PROVISIONS € in millions

	Dec. 31 2001	Currency effect	Usage	Release	Addition	Dec. 31 **2002**
Goods and services not yet invoiced	77	(5)	50	8	102	**116**
Marketing	73	(5)	51	3	68	**82**
Payroll, commissions and employee benefits	80	(7)	63	4	96	**102**
Returns, allowances, warranty	36	(4)	20	4	37	**45**
Restructuring	20	0	10	1	8	**17**
Taxes, other than income taxes	7	(1)	5	0	25	**26**
Other	54	(3)	13	17	42	**63**
Accrued liabilities and provisions	**347**	**(25)**	**212**	**37**	**378**	**451**

Marketing provisions mainly consist of provisions for distribution, such as discounts, rebates and sales commissions, as well as promotion.

The usage of the restructuring provision was mainly related to warehouses and production restructuring initiatives within Europe.

The balance of the restructuring provision as at December 31, 2002 mainly represents further restructuring plans within Europe relating to the set-up of Areas already communicated in connection with the "Winning in Europe" project as well as additional production restructuring initiatives.

Other accrued liabilities and provisions mainly include items not otherwise allocated and also anticipated losses from purchase and other transactions and contingent losses from pending lawsuits.

The main portion of the release of € 17 million of other accrued liabilities and provisions relates to a provision for risks from a lawsuit. An amount of € 15 million was released after the successful completion of this suit.

15 /// OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

OTHER CURRENT LIABILITIES € in thousands

	Dec. 31 **2002**	Dec. 31 2001
Liabilities due to personnel	**14,444**	13,275
Tax liabilities other than income taxes	**27,680**	27,562
Liabilities due to social security	**16,576**	15,388
Interest rate options	**0**	1,181
Currency options	**16,449**	1,760
Forward contracts	**35,498**	11,511
Liabilities due to affiliated companies	**452**	451
Deferred income	**92**	247
Sundry	**37,768**	38,665
Other current liabilities	**148,959**	**110,040**

Information regarding forward contracts and currency options is also included in these notes (see note 21).

16 /// PENSIONS AND SIMILAR OBLIGATIONS

The Group sponsors and/or contributes to various pension plans. The benefits are provided pursuant to the legal, fiscal and economic conditions in each respective country.

The provision for pensions and similar obligations consists of the following:

PENSIONS AND SIMILAR OBLIGATIONS € in thousands

	Dec. 31 **2002**	Dec. 31 2001
Defined benefit plans	**89,391**	81,643
Thereof: adidas-Salomon AG	**70,391**	65,080
Similar obligations	**9,568**	10,445
Pensions and similar obligations	**98,959**	**92,088**

The actuarial valuations of defined benefit plans are made at the end of each reporting period. Similar obligations include mainly long-term liabilities under a deferred compensation plan. The funds withheld are invested by the Group on behalf of the employees in certain securities, which are presented under other non-current assets (see also note 12).

The expenses recognized for defined benefit and contribution plans are presented in selling, general and administrative expenses. Pension expenses are as follows:

PENSION EXPENSES € in thousands

	Year ending December 31 **2002**	2001
Defined benefit plans	**10,434**	9,724
Thereof: adidas-Salomon AG	**7,087**	6,187
Defined contribution plans	**16,593**	11,829
Pension expenses	**27,027**	**21,553**

Defined Benefit Plans

The provision for pensions evolved as follows:

PROVISION FOR DEFINED BENEFIT PLANS € in thousands

Provision for pensions as at December 31, 2001	**81,643**
Currency effect	(680)
Pension expense	10,434
Pensions paid	(2,006)
Provision for pensions as at December 31, 2002	**89,391**

Most pension provisions are for employees in Germany where the actuarial assumptions for the defined benefit plans are as follows:

ACTUARIAL ASSUMPTIONS

	Dec. 31 **2002**	Dec. 31 2001
Discount rate	**5.75%**	6.0%
Salary increases	**1.7–3.0%**	1.7–3.0%
Pension increases	**1.7–2.0%**	1.7–2.0%

Actuarial assumptions for employee turnover and mortality are based on empirical data, the latter on the 1998 version of the mortality tables of Dr. Heubeck as in the prior year. The actuarial assumptions for other countries are not materially different.

The pension obligation can be analyzed as follows:

PROVISION FOR DEFINED BENEFIT PLANS € in thousands

	Dec. 31 **2002**	Dec. 31 2001
Present value of the defined benefit obligation	**92,655**	82,367
Unrecognized actuarial losses	**(3,264)**	(724)
Provision for pensions	**89,391**	**81,643**

On the basis of the actuarial valuations as at December 31, 2002 and 2001 it was not necessary to recognize actuarial gains or losses pursuant to the corridor approach of IAS 19.92 (revised 2000).

Pension expense attributable to the defined benefit plans comprises:

PENSION EXPENSE FOR DEFINED BENEFIT PLANS € in thousands

	Year ending December 31 **2002**	2001
Current service cost	**6,323**	5,236
Interest cost	**4,111**	4,092
Past service cost	**-**	396
Pension expense	**10,434**	**9,724**

17 /// OTHER NON-CURRENT LIABILITIES

Other non-current liabilities include mainly obligations under finance leases of € 8 million and € 9 million (see also note 20) and negative fair values of long-term interest rate options of € 10 million and € 4 million as at December 31, 2002 and 2001 respectively.

Liabilities falling due after more than five years totaled € 1 million and € 3 million as at December 31, 2002 and 2001 respectively.

18 /// MINORITY INTERESTS

Minority interests are attributable to 11 subsidiaries and 12 subsidiaries as at December 31, 2002 and 2001 respectively (see Shareholdings).

These subsidiaries were mainly set up together with former independent distributors and licensees for the adidas brand. Salomon & Taylor Made Co., Ltd., Tokyo (Japan) is a public company, which has been listed on the Tokyo Stock Exchange since 1995.

Minority interests evolved as follows in the years ending December 31, 2002 and 2001 respectively:

MINORITY INTERESTS € in thousands

	2002	2001
Minority interests as at January 1	**58,157**	**89,750**
Translation differences	**(2,791)**	(1,387)
Net loss/gain on cash flow hedges, net of tax	**(127)**	108
Acquisition of minority interests	**(10,486)**	-
Shares sold to third parties	**420**	129
Share in net profit	**13,681**	20,906
Dividends to third parties	**(3,341)**	(51,349)
Minority interests as at December 31	**55,513**	**58,157**

19 /// SHAREHOLDERS' EQUITY

In October 2002, the nominal capital of adidas-Salomon AG was increased as a result of the exercise of 73,300 stock options and the issuance of 73,300 no-par-value bearer shares associated with the first exercise period of Tranche II of the Company's stock option plan. At December 31, 2002 the nominal capital of adidas-Salomon AG amounted to € 116,281,600 and was divided into 45,422,500 no-par-value bearer shares.

In January 2003, the nominal capital of adidas-Salomon AG was increased by a further € 45,440 as a result of the exercise of 17,750 stock options and the issuance of 17,750 no-par-value bearer shares associated with the second exercise period of Tranche II of the stock option plan. As of February 14, 2003 the nominal capital amounts to € 116,327,040 and is divided into 45,440,250 no-par-value shares.

Authorized Capital

By resolution of the Annual General Meeting held on May 8, 2002, the shareholders of adidas-Salomon AG approved an extension of the term and the scope of purpose of the authorized capital pursuant to § 4 section 4 of the Company's Articles of Association, excluding shareholders' subscription rights (Authorized Capital III). The term of Authorized Capital III and the authorization to exclude shareholders' subscription rights was extended by three years until May 31, 2005.

The corresponding changes to the Articles of Association were entered into the Commercial Register on June 25, 2002.

Pursuant to § 4 sections 2 to 4 of the Articles of Association of adidas-Salomon AG, the Executive Board shall be entitled, subject to Supervisory Board approval, to increase the nominal capital until July 26, 2005

→ by issuing new shares against contributions in cash once or several times by no more than € 42,800,000 altogether and, subject to Supervisory Board approval, to exclude fractional shares from shareholders' subscription rights (Authorized Capital I); and

→ by issuing new shares against contributions in cash once or several times by no more than € 8,000,000 altogether and, subject to Supervisory Board approval, to exclude shareholders' subscription rights as far as fractional shares are concerned or when issuing new shares at a price not essentially below the stock exchange price (Authorized Capital II); and

until May 31, 2005

→ by issuing new shares against contributions in cash or in kind once or several times by no more than € 3,579,043.17 altogether and, subject to Supervisory Board approval, to exclude shareholders' subscription rights (Authorized Capital III).

Contingent Capital

By resolution of the Annual General Meeting held on May 20, 1999, the nominal capital of adidas-Salomon AG was increased conditionally by up to € 3,500,000 through the issuance of not more than 1,367,187 no-par-value shares (Contingent Capital I) for the granting of stock options to members of the Executive Board of adidas-Salomon AG as well as to Managing Directors/Senior Vice Presidents of its affiliated companies as well as to further senior executives and executives of adidas-Salomon AG and of its affiliated companies. On May 8, 2002, the shareholders resolved to extend the term of the subscription rights granted under the stock option plan to up to five years. The corresponding change to the Articles of Association in § 4 section 5 of the Articles of Association was entered into the Commercial Register on June 25, 2002.

As a result of the exercise of 73,300 stock options and the issuance of 73,300 no-par-value shares associated with the first exercise period of Tranche II of the stock option plan in October 2002, the nominal amount of Contingent Capital I at the balance sheet date amounted to € 3,312,352, divided into 1,293,887 no-par-value shares.

As a result of the exercise of 17,750 stock options and the issuance of 17,750 no-par-value shares associated with the second exercise period of Tranche II of the stock option plan in January 2003, the nominal amount of Contingent Capital I at the balance sheet date was reduced to € 3,266,912, divided into 1,276,137 no-par-value shares.

Pursuant to § 4 section 6 of the Articles of Association, the nominal capital shall be further increased conditionally by up to € 23,040,000 through the issue of not more than 9,000,000 no-par-value shares (Contingent Capital II). The contingent capital increase shall be effected only to the extent that the bearers of warrants or conversion rights resulting from bonds with warrants or convertible bonds which are issued or guaranteed on the authorization resolved upon by the Annual General Meeting of May 10, 2001 by adidas-Salomon AG or by a wholly owned, directly or indirectly held subsidiary exercise their warrants or conversion rights.

Acquisition of Own Shares

By resolution of the Annual General Meeting held on May 8, 2002, the shareholders of adidas-Salomon AG authorized the Company to acquire own shares in an aggregate amount of up to 10% of the nominal capital for any permissible purpose until November 7, 2003. The Report of the Executive Board mentioned as purposes for such acquisition in particular:

→ selling the shares against cash and at a price which is not essentially below the stock exchange price of the shares;

→ introduction on foreign stock exchanges;

→ acquisition of companies, parts of companies or participations in companies;

→ consideration for the assignment of industrial property rights or intangible property rights such as patents, brands, names and logos of athletes, sports clubs and other third parties or the acquisition of licenses relating to such rights.

Moreover, it is stipulated that the acquisition of companies or participations, industrial property rights or licenses may also be conducted by subsidiaries.

Distributable Profits and Dividends

Distributable profits to shareholders are determined by reference to the retained earnings of adidas-Salomon AG and calculated under German Commercial Law.

The Executive Board of adidas-Salomon AG recommends a dividend of € 1.00 for 2002, subject to approval of shareholders. The dividend for 2001 was € 0.92 per share.

It is proposed accordingly that retained earnings of adidas-Salomon AG as at December 31, 2002 be appropriated as follows:

RETAINED EARNINGS OF adidas-Salomon AG € in thousands

Retained earnings of adidas-Salomon AG as at December 31, 2002	55,119
Less: dividend of € 1.00 per share	45,423
Retained earnings carried forward	**9,696**

20 /// LEASING AND SERVICE ARRANGEMENTS

Operating Leases

The Group leases offices, warehouses and equipment under leases with expiration dates of between one and ten years. Rent expenses aggregated to € 128 million and € 108 million for the years ending December 31, 2002 and 2001 respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

MINIMUM LEASE PAYMENTS FOR OPERATING LEASES € in millions

	Dec. 31 **2002**	Dec. 31 2001
Within 1 year	**62**	52
Between 1 and 5 years	**130**	97
After 5 years	**63**	23
Total	**255**	**172**

In 2002, the Group contracted a sale and leaseback transaction which resulted in an operating lease. In this context, a one-time profit of € 8 million was realized within selling, general and administrative expenses.

Finance Leases

The Group also leases several premises for administration, warehousing, research and development as well as production, which are classified as finance leases.

The net carrying amount of these assets of € 10 million and € 12 million is included in property, plant and equipment as at December 31, 2002 and 2001 respectively. Interest expense was € 1 million (2001: € 1 million) and depreciation expense was € 3 million (2001: € 3 million) for the year ending December 31, 2002.

The minimum lease payments under these contracts over their remaining terms which extend up to 2011 and their net present value are as follows:

MINIMUM LEASE PAYMENTS FOR FINANCE LEASES € in thousands

	Dec. 31 **2002**	Dec. 31 2001
Lease payments falling due:		
Within 1 year	**3,207**	3,143
Between 1 and 5 years	**9,094**	9,424
After 5 years	**1,166**	2,732
Total lease payments	**13,467**	**15,299**
Less: estimated amount representing interest	**2,047**	3,304
Obligation under finance leases	**11,420**	**11,995**
Thereof:		
Current	**2,580**	2,505
Non-current	**8,840**	9,490

The non-current portion of the obligation under finance leases includes amounts with terms of more than five years of € 1 million and € 3 million as at December 31, 2002 and 2001 respectively.

Service Arrangements

The Group has outsourced certain logistic and information technology functions, for which it has entered into long-term contracts. Financial commitments under these contracts mature as follows:

FINANCIAL COMMITMENTS FOR SERVICE ARRANGEMENTS € in millions

	Dec. 31 **2002**	Dec. 31 2001
Within 1 year	**41**	51
Between 1 and 5 years	**58**	92
After 5 years	**6**	23
Total	**105**	**166**

21 /// FINANCIAL INSTRUMENTS

Management of Foreign Exchange Risk

The Group is subject to currency exposure, primarily due to an imbalance of its global cash flows caused by the high share of product sourcing invoiced in US dollars, while sales other than in US dollars are invoiced mainly in European currencies, but also in Japanese yen, Canadian dollars and other currencies. It is the Group's policy to hedge identified currency risks arising from forecasted transactions when it becomes exposed. In addition, the Group hedges balance sheet risk selectively.

Risk management is conducted by using natural hedges and arranging forward contracts, currency options and currency swaps. At an early stage in the decline of the US dollar in spring 2002, the share of options was significantly increased to create more potential for utilizing benefits from the expected further decline.

In 2002, the Group contracted currency options with premiums paid in a total amount of € 12.2 million (2001: € 3.1 million). As currency options serve as cash flow hedges for future product transactions, the related premiums are recorded in income at the same time as the underlying transaction is recorded. The total amount of option premiums, which was charged to income in 2002, is € 4.0 million (2001: € 13.7 million). Paid option premiums (as part of the total capitalized fair value) in an amount of € 11.4 million and € 2.3 million were deferred as at December 31, 2002 and 2001 respectively.

The total net amount of US dollar purchases against other currencies is unchanged at $ 1.2 billion in the years ending December 31, 2002 and 2001 respectively.

The notional amounts of all outstanding currency hedging instruments, which are mainly related to cash flow hedges, are summarized in the following table:

NOTIONAL AMOUNTS OF ALL CURRENCY HEDGING INSTRUMENTS € in millions

	Dec. 31 **2002**	Dec. 31 2001
Forward contracts	**1,141**	1,372
Currency options	**582**	173
Total	**1,723**	**1,545**

The total increase is mainly due to the increased use of short-term swaps to optimize the Group's cash management (€ 81 million increase year-over-year).

Out of the total amount of outstanding hedges, the following contracts relate to the coverage of the biggest single exposure, the US dollar:

NOTIONAL AMOUNTS OF US DOLLAR HEDGING INSTRUMENTS USD in millions

	Dec. 31 **2002**	Dec. 31 2001
Forward contracts	**322**	647
Currency options	**547**	131
Total	**869**	**778**

The fair value of all outstanding currency hedging instruments is as follows:

FAIR VALUE € in millions

	Dec. 31 **2002**	Dec. 31 2001
Forward contracts	**(10)**	28
Currency options	**(8)**	7
Total	**(18)**	**35**

The decrease in fair values is the result of the US dollar vs. euro development from 0.88 (December 31, 2001) to 1.05 (December 31, 2002) which in turn has a beneficial impact on future product costs. Out of the negative fair value of € 10.0 million of forward contracts, € 14.0 million relate to hedging instruments falling under hedge accounting as per definition of IAS 39, split into a negative fair value of € 15.7 million from cash flow hedges and a positive fair value of € 1.7 million from net investment hedges. The total fair value of outstanding currency options relates to cash flow hedges.

The fair value adjustments of outstanding cash flow hedges for forecasted sales will be reported in the income statement when the forecasted sales transaction is recorded, the wide majority being forecasted for 2003. A minority of cash flow hedges refers to an embedded derivative within a specific contract and will be transferred from equity to the income statement at specified payment dates up to 2008 as per the contract. The embedded derivative is not separated from the host contract, as the economic characteristics and risk of the embedded derivative are closely related to the host contract. Other significant embedded derivatives do not exist at the balance sheet date.

In addition, adidas-Salomon hedges part of its net investment in Salomon & Taylor Made Co., Ltd., Tokyo (Japan) with forward contracts. A related gain of € 1.4 million in 2002 is recognized in equity.

Management of Interest Rate Risk

It has been the policy of the Group to concentrate its financing on short-term borrowings, but to protect against liquidity risks with longer-term financing agreements, and to protect against the risk of rising interest rates with interest rate caps. In view of the continuing decline of the borrowings, no additional caps were arranged in 2002.

As part of a low-cost resetting strategy of euro caps with expiration dates in the years 2006 and 2007 to lower protected interest rates, the Group sold floors in the notional amount of € 0.4 billion with an average strike rate of 3.6% in 2001. To prevent possible opportunity losses from these floors in an environment of generally declining interest rates, the floors were widely neutralized with offsetting transactions at an average rate of 3.2% in the course of 2002.

The interest rate hedges which were outstanding at the end of 2002 and 2001 respectively expire as detailed below:

EXPIRATION DATES OF INTEREST RATE HEDGES € in millions

	Dec. 31 **2002**	Dec. 31 2001
Within 1 year	**244**	230
Between 1 and 3 years	**426**	459
Between 3 and 5 years	**569**	756
After 5 years	**0**	50
Total	**1,239**	**1,495**

Above instruments had a negative fair value of € 3 million and a positive fair value of € 1 million as at December 31, 2002 and 2001 respectively.

Some of the instruments qualify as cash flow hedges pursuant to IAS 39. The related negative change in fair value of € 4 million was debited in equity and will be expensed according to interest rate developments in parallel to the underlying hedged item. The negative change in the fair value of the remaining instruments of € 2 million was recorded directly in the income statement, as incurred.

Credit Risk

The Group's treasury arranges currency and interest rate hedges, and invests cash, with major banks of a high credit standing throughout the world, all being rated "A-" or higher in terms of Standard & Poor's long-term ratings.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

22 /// OPERATING EXPENSES (SELLING, GENERAL AND ADMINISTRATIVE EXPENSES AS WELL AS DEPRECIATION AND AMORTIZATION (EXCL. GOODWILL))

Operating expenses include expenses for sales, marketing and research and development, as well as for logistics and central finance and administration. In addition, they include depreciation on tangible and amortization on intangible assets, with the exception of goodwill amortization and other depreciation and amortization which is included in the cost of sales.

A significant part of the operating expenses comprises the Marketing Working Budget. The Marketing Working Budget consists of promotion and communication spending such as promotion contracts, advertising, retail support, events and other communication activities, however it does not include marketing overhead expenses. For the year 2002, Marketing Working Budget accounted for approximately 35% (2001: 35%) of the total operating expenses.

Total depreciation and amortization expense for tangible and intangible assets (except for goodwill) was € 114 million and € 108 million for the years ending December 31, 2002 and 2001 respectively. Thereof € 17 million and € 18 million were recorded within the cost of sales as they are directly attributable to the production costs of goods sold.

23 /// COST BY NATURE

Expenses are presented by function in the income statement. Supplementary information on the expenses by nature is detailed below.

Cost of Materials

The total costs of materials were € 3,565 million and € 3,418 million for the years ending December 31, 2002 and 2001 respectively.

Personnel Expenses

Personnel expenses were as follows:

PERSONNEL EXPENSES € in millions

	Year ending December 31 2002	2001
Wages and salaries	**645**	595
Social security contributions	**82**	74
Pension expense	**31**	26
Personnel expenses	**758**	**695**

Personnel expenses which are directly attributable to the production costs of goods are included within the cost of sales.

24 /// FINANCIAL EXPENSES, NET

Financial result consists of the following:

FINANCIAL EXPENSES, NET € in thousands

	Year ending December 31 2002	2001
Interest income	**8,791**	11,727
Interest expense	**(81,568)**	(107,772)
Interest expense, net	**(72,777)**	**(96,045)**
Income from investments	**340**	334
Fair value gains on investments	**0**	2,181
Other, net (primarily net exchange losses)	**(14,679)**	(8,348)
Financial expenses, net	**(87,116)**	**(101,878)**

Information regarding the Group's borrowings and financial instruments is also included in these notes (see notes 13 and 21).

25 /// INCOME TAXES

In general, adidas-Salomon AG and its German subsidiaries are subject to corporate and trade taxes.

From January 1, 2001 onwards a corporate tax rate of 25% plus a surcharge of 5.5% thereon is applied to earnings. The corporate tax rate will be temporarily increased to 26.5% for 2003 in order to help to support the victims of the floods in Eastern Germany in 2002. The municipal trade tax is approximately 15% of taxable income, which is deductible in the determination of income for corporation tax purposes. The Group uses a blended tax rate of 38% and 37% for the measurement of future consequences of temporary differences related to its German operations which affect 2003 and 2004 and beyond respectively.

Deferred taxes of the Group are attributable to the items detailed in the table below:

DEFERRED TAXES € in thousands

	Dec. 31 2002	Dec. 31 2001
Non-current assets	**20,291**	13,390
Current assets	**69,879**	70,619
Accrued liabilities and provisions	**102,409**	84,647
Accumulated tax loss carryforwards	**119,683**	131,038
	312,262	**299,694**
Valuation allowances	**(76,855)**	**(94,789)**
Deferred tax assets	235,407	**204,905**
Non-current assets	**12,140**	21,895
Current assets	**53,114**	40,636
Untaxed reserves	**42,533**	32,992
Accrued liabilities and provisions	**9,326**	3,061
Deferred tax liabilities	**117,113**	**98,584**
Deferred tax assets, net	**118,294**	**106,321**

Deferred tax assets are recognized only to the extent that the realization of the related benefit is probable. Based on the past performance and the prospects of the respective business for the foreseeable future, valuation allowances are established where this criterion is not met.

Valuation allowances refer to deferred tax assets of companies which are operating in the start-up phase or certain emerging markets, since the realization of the related tax benefits is not probable. Further, adidas Salomon North America Inc. has tax loss carryforwards, which can in part only be utilized in limited annual amounts through to 2007, for which a valuation allowance is established for amounts in excess of income projections.

Deferred tax assets and liabilities are offset if they relate to the same fiscal authority. Hence they are presented on the balance sheet as follows:

DEFFERED TAX ASSETS/LIABILITIES € in thousands

	Dec. 31 **2002**	Dec. 31 2001
Deferred tax assets	**169,692**	147,873
Deferred tax liabilities	**(51,398)**	(41,552)
Deferred tax assets, net	**118,294**	**106,321**

Deferred taxes attributable to fair value adjustments of qualifying hedging instruments (see note 21) are recognized directly in equity.

The Group does not recognize deferred tax liabilities for unremitted earnings of non-German subsidiaries to the extent that they are expected to be permanently invested in international operations. The earnings could become subject to additional tax if they were remitted as dividends, or if foreign earnings were loaned to the subsidiary, or if the Group were to sell its shareholdings in the subsidiaries.

The Group estimates that the distribution of these earnings in their entirety would have resulted in € 7 million and € 9 million of additional withholding taxes as at December 31, 2002 and 2001 respectively.

Tax expense is split as follows:

INCOME TAX EXPENSE € in thousands

	Year ending December 31 **2002**	2001
Current tax expense	**173,839**	155,167
Deferred tax income	**(25,977)**	(8,222)
Income tax expense	**147,862**	**146,945**

Current taxes in the amount of € 1 million which relate to net investment hedges have been debited directly to shareholders' equity (see also note 21).

The effective tax rate of adidas-Salomon differs from an assumed tax rate of 40% as follows:

RECONCILIATION OF TAX RATE

	Year ending December 31 **2002**		2001	
	€ in millions	**in %**	€ in millions	in %
Expected income tax expense	**156.0**	**40.0**	150.5	40.0
Tax rate differential	**(56.7)**	**(14.5)**	(48.6)	(12.9)
Non-deductible goodwill amortization	**17.8**	**4.6**	16.1	4.3
Other non-deductible expenses	**16.4**	**4.2**	16.1	4.2
Losses for which benefits were not recognizable and changes in valuation allowances	**3.7**	**1.0**	5.5	1.4
Other, net	**1.6**	**0.3**	3.6	1.0
	138.8	**35.6**	**143.2**	**38.0**
Withholding tax expense	**9.1**	**2.3**	3.7	1.0
Income tax expense	**147.9**	**37.9**	**146.9**	**39.0**

26 /// EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year.

Dilutive potential shares have arisen under the management stock option plan of adidas-Salomon AG, which was implemented in 1999. As none of the required performance criteria for the exercise of the stock options of Tranche I of the stock option plan have been fulfilled to date, this Tranche did not affect the calculation of dilutive earnings per share. However under Tranche II of the stock option plan, dilutive potential shares impact diluted earnings per share calculation. In 2001, dilutive potential shares did not exist.

EARNINGS PER SHARE

	Year ending December 31 **2002**	2001
Net income in €	**228,571,000**	208,493,000
Weighted number of shares outstanding	**45,366,100**	45,349,200
Weighted number of shares for diluted earnings per share	**45,376,684**	-
Basic earnings per share in €	**5.04**	4.60
Diluted earnings per share in €	**5.04**	-

NOTES – ADDITIONAL INFORMATION

27 /// SEGMENTAL INFORMATION

The Group operates predominately in one industry segment, the design, wholesale and marketing of athletic and sports lifestyle products. The Group is currently managed by brands and on the basis of a regional structure.

Certain functions of the Group are centralized and an allocation to specific segments is not considered to be meaningful. This includes mainly central treasury, worldwide sourcing and global marketing as well as other headquarter departments. Assets, liabilities, income and expenses relating to these corporate functions are presented in the Headquarter/Consolidation column together with non-allocable items and the intersegment elimination.

Compared to the 2001 annual financial statements, the aggregation of the segments has been reorganized. In accordance with Management responsibility and internal reporting, Mavic is no longer reported as a separate segment category. The Mavic brand is now included in Salomon.

At the beginning of January 2002, the Group took over distribution and licensing rights for the Maxfli and Slazenger Golf brands from the Dunlop Slazenger Group. Sales and earnings from these brands are included in the TaylorMade-adidas Golf segment. In December 2002, the Group purchased the Maxfli brand (see also note 11), whereas the distribution and licensing rights for Slazenger Golf were terminated.

In addition, the Group took over the brand Arc'Teryx (see also note 4) which is reported under the Salomon segment.

Information about the Group's segments in accordance with the management approach is presented on the following pages.

SEGMENTAL INFORMATION BY BRAND € in millions

	adidas		Salomon		TaylorMade-adidas Golf	
	2002	2001	**2002**	2001	**2002**	2001
Net sales third parties	**5,105**	4,825	**684**	714	**707**	545
Gross profit	**2,004**	1,845	**279**	313	**345**	281
In % of net sales	**39.2**	38.2	**40.8**	43.8	**48.8**	51.5
Operating profit	**343**	352	**39**	63	**74**	63
Assets	**2,294**	1,954	**581**	679	**433**	316
Liabilities	**926**	957	**179**	226	**95**	58
Capital expenditure	**84**	113	**18**	38	**46**	16
Amortization and depreciation excl. goodwill amortization	**57**	52	**7**	7	**7**	6

	Headquarter/ Consolidation		adidas-Salomon	
	2002	2001	**2002**	2001
Net sales third parties	**27**	28	**6,523**	6,112
Gross profit	**191**	162	**2,819**	2,601
In % of net sales			**43.2**	42.6
Operating profit	**21**	(3)	**477**	475
Assets	**953**	1,234	**4,261**	4,183
Liabilities	**1,924**	1,869	**3,124**	3,110
Capital expenditure	**22**	20	**170**	187
Amortization and depreciation excl. goodwill amortization	**26**	25	**97**	90

SEGMENTAL INFORMATION BY REGION € in millions

	Europe		North America		Asia	
	2002	2001	**2002**	2001	**2002**	2001
Net sales	**3,212**	3,077	**2,019**	1,868	**1,171**	1,013
Intersegment sales	**(12)**	(11)	**(59)**	(50)	**(5)**	(3)
Net sales third parties	**3,200**	3,066	**1,960**	1,818	**1,166**	1,010
Gross profit	**1,268**	1,153	**742**	697	**562**	481
In % of net sales	**39.5**	37.5	**36.8**	37.3	**48.0**	47.5
Operating profit	**471**	444	**162**	161	**189**	170
Assets	**1,396**	1,419	**969**	945	**505**	743
Liabilities	**630**	493	**577**	575	**258**	451
Capital expenditure	**56**	74	**82**	68	**16**	15
Amortization and depreciation excl. goodwill amortization	**27**	24	**20**	17	**15**	12

	Latin America		Headquarter/ Consolidation		adidas-Salomon	
	2002	2001	**2002**	2001	**2002**	2001
Net sales	**163**	179	**2,856**	2,839	**9,421**	8,976
Intersegment sales	**0**	(1)	**(2,822)**	(2,799)	**(2,898)**	(2,864)
Net sales third parties	**163**	178	**34**	40	**6,523**	6,112
Gross profit	**65**	73	**182**	197	**2,819**	2,601
In % of net sales	**39.9**	40.8			**43.2**	42.6
Operating profit	**24**	16	**(369)**	(316)	**477**	475
Assets	**79**	98	**1,312**	978	**4,261**	4,183
Liabilities	**40**	42	**1,619**	1,549	**3,124**	3,110
Capital expenditure	**1**	2	**15**	28	**170**	187
Amortization and depreciation excl. goodwill amortization	**1**	2	**34**	35	**97**	90

Net sales to third parties are shown in the geographic market in which the revenues are realized. Intersegment sales represent sales to operational units not belonging to the same region; the global sourcing function is shown in the Headquarter/Consolidation column. There are no sales between the brands.

Transactions between the segments are based on the dealing-at-arm's-length principle.

Segment assets include all operating assets and comprise mainly accounts receivable, inventory, property, plant and equipment as well as intangible assets. Segment liabilities comprise operating liabilities and consist principally of trade and other payables and accrued liabilities and provisions. Non-allocable items include goodwill, financial assets, assets and liabilities relating to income taxes and borrowings, which are included in the Headquarter/Consolidation column.

Capital expenditure, amortization and depreciation relate to segment assets; the acquisition of goodwill and the inception of finance leases do not affect capital expenditure.

28 /// ADDITIONAL CASH FLOW INFORMATION

The Group acquired all outstanding shares of adidas Danmark A/S and Cliché S.A.S. in 2001 and of Arc'Teryx Equipment Inc. and Salomon Danmark ApS in 2002 (see also note 4).

The fair value of the net assets approximated the book value of the net assets acquired.

The assets acquired and liabilities assumed were as follows at the date of the acquisition:

CASH FLOW OF ACQUIRED SUBSIDIARIES € in thousands

	2002	2001
Cash	**8**	140
Inventories	**7,175**	11,371
Receivables and other current assets	**4,246**	3,149
Property, plant and equipment	**1,413**	510
Goodwill and other intangible assets	**15,153**	18,990
Investments and other non-current assets	**–**	8
Accounts payable and other liabilities	**(4,235)**	(11,583)
Short-term borrowings	**–**	(2,855)
Long-term bank *borrowings*	**(4,129)**	(71)
Total acquisition cost	**19,631**	**19,659**
Less: cash acquired	**(8)**	(140)
Cash flow on acquisition net of cash acquired	**19,623**	**19,519**

29 /// COMMITMENTS AND CONTINGENCIES

Other Financial Commitments

The Group has other financial commitments for promotion and advertising contracts, which mature as follows:

FINANCIAL COMMITMENTS FOR PROMOTION AND ADVERTISING € in millions

	Dec. 31 **2002**	Dec. 31 2001
Within 1 year	**195**	193
Between 1 and 5 years	**417**	470
After 5 years	**121**	66
	733	**729**

Commitments with respect to advertising and promotion maturing after five years have remaining terms of up to thirteen years from December 31, 2002.

Information regarding commitments under lease and service contracts is also included in these notes (see note 20).

Litigation

The Group is currently engaged in various lawsuits resulting from the normal course of business, mainly in connection with license and distribution agreements. The risks regarding these lawsuits are covered by accrued liabilities and provisions if a reliable estimate of the amount of the obligation can be made (see also note 14). In the opinion of Management, the ultimate liabilities resulting from such claims will not materially affect the consolidated financial position of the Group.

30 /// EQUITY COMPENSATION BENEFITS

Management Stock Option Plan (MSOP) adidas-Salomon AG

On May 20, 1999 the Annual General Meeting resolved to increase the nominal capital of adidas-Salomon AG conditionally by up to € 3,500,000 through the issuance of not more than 1,367,187 no-par-value shares (Contingent Capital I) for the granting of stock options to members of the Executive Board of adidas-Salomon AG as well as to the Managing Directors/Senior Vice Presidents of its affiliated companies as well as to further senior executives and executives of adidas-Salomon AG and of its affiliated companies. On May 8, 2002, the shareholders resolved to extend the term of the subscription rights granted under the stock option plan to up to five years.

Under the stock option plan adopted by the shareholders of adidas-Salomon AG on May 20, 1999 and amended by resolution of the Annual General Meeting on May 8, 2002, the Executive Board has been authorized to issue non-transferable stock options for up to 1,367,187 no-par-value bearer shares to the above-mentioned persons including the Executive Board until August 27, 2004. The granting of stock options can take place in tranches that shall not exceed 25% of the total volume for each fiscal year.

There is a two-year vesting period for the stock options and a term of approximately five years upon their respective issue.

The following stock options have been issued so far:

NUMBER OF STOCK OPTIONS

	Originally issued	Outstanding as at Dec. 31, 2002
Tranche I – 1999	263,000	**182,750**
Tranche II – 2000	329,700	**209,450**
Tranche III – 2001	341,100	**324,100**
Tranche IV – 2002	340,050	**336,550**

The stock options can only be exercised subject to the attainment of at least one of the following performance objectives.

(1) Absolute Performance:
During the period between the issue and exercise of the stock options, the stock market price for the adidas-Salomon share – calculated upon the basis of the Total Shareholder Return Approach – has increased by an annual average of at least 8%.

(2) Relative Performance:
During the same period, the stock market price for the adidas-Salomon share must have developed by an annual average of 1% more favorably than the stock market prices of the major competitors of adidas-Salomon globally and in absolute terms may not have fallen.

The stock options can only be exercised against payment of the exercise price. The exercise price corresponds to the arithmetical mean of the closing prices of the adidas-Salomon share over the last 20 trading days of the respective exercise period, less a discount, which is composed of the absolute and relative performance components. In any case, the exercise price shall be at least the lowest issue price as stated in § 9 section 1 of the German Stock Corporation Act (AktG), currently € 2.56.

The option terms and conditions stipulate that the stock options can be used for existing common shares in lieu of new shares from the contingent capital, or in the place of common shares the discount is paid in cash.

Share Option Plan Salomon S.A

The share option plan of Salomon S.A. expired in July 2002. In the first half of 2002, 5,855 share options were exercised at an average of € 60.39 per share. As a result of the acquisition of Salomon S.A., this stock option plan was linked with a fixed rate of 0.73 to the price of the shares of adidas-Salomon AG. These shares of Salomon S.A. were sold to adidas Salomon France S.A., which was treated as additional acquisition costs for adidas Salomon France S.A.

Long-Term Incentive Plan (LTIP) Taylor Made Golf Co.

Effective January 1, 2000 Taylor Made Golf Co., Inc., Carlsbad (USA) implemented a long-term incentive plan (LTIP) for key employees of the TaylorMade-adidas Golf segment. Under the adopted plan, a total of 450,000 stock appreciation rights (SARs) were granted with the first potential exercise date of December 31, 2002. As of December 31, 2002 there were 445,072 SARs outstanding. Unexercised stock appreciation rights expire on March 31, 2003.

31 /// OTHER INFORMATION

Employees

The average numbers of employees are as follows:

EMPLOYEES

	Year ending December 31 2002	2001
Sales companies	**8,935**	8,324
Sourcing/Production	**3,198**	3,689
Global marketing/Research and development	**1,512**	1,100
Central functions	**816**	727
	14,461	13,840

Remuneration of the Supervisory Board and the Executive Board of adidas-Salomon AG

REMUNERATION OF THE SUPERVISORY AND EXECUTIVE BOARD MEMBERS € in thousands

	Year ending December 31 2002	2001
Supervisory Board remuneration	**218**	218
Executive Board remuneration	**6,791**	6,538
Thereof:		
Fixed components	**3,341**	3,491
Variable components	**3,450**	3,047
Remuneration of former members of the Executive Board	**1,914**	1,909
Thereof:		
Pension payments to former members of the Executive Board	**73**	68
Pension obligations regarding former members of the Executive Board	**32,726**	24,848

Supervisory Board remuneration comprises only fixed components. In addition to the total remuneration indicated above, two members of the Supervisory Board received € 0.5 million in total for additional advisory activities for the years ending December 31, 2002 and 2001 respectively.

The remuneration for the Executive Board is divided into fixed and variable components and components with long-term incentive impact. The variable component is contingent upon the attainment of individual and Group targets.

Under the management stock option plan (MSOP) of adidas-Salomon AG, members of the Executive Board hold non-transferable stock options on 142,600 shares and 88,800 shares of adidas-Salomon AG as at December 31, 2002 and 2001 respectively. In 2002, members of the Executive Board received 39,000 stock options. For details of the stock option plan see note 30.

32 /// DECLARATION RELATING TO THE GERMAN CORPORATE GOVERNANCE CODE

On December 20, 2002 the Executive Board and Supervisory Board of adidas-Salomon AG issued the Group's first declaration relating to the German Corporate Governance Code pursuant to § 161 German Stock Corporation Act (AktG) and posted it on the Group's corporate website (see also Corporate Governance Overview).

33 /// EVENTS AFTER THE BALANCE SHEET DATE

Date of Authorization for Issue

These financial statements will be approved for issue by the Supervisory Board on March 10, 2003.

Capital Increase

Following the expiration of the second exercise period of Tranche II of the stock option plan of adidas-Salomon AG in January 2003, an additional 17,750 no-par-value bearer shares were issued effective January 16, 2003. The total number of no-par-value shares thus amounts to 45,440,250. The new shares will carry dividend rights as of January 1, 2003.

With effect from the same day, the stock capital of adidas-Salomon AG was increased by € 45,440 to a total of € 116,327,040.

Trading of the new shares commenced on January 20, 2003.

Herzogenaurach, February 14, 2003 /// The Executive Board of adidas-Salomon AG

SHAREHOLDINGS OF adidas-Salomon AG As at December 31, 2002 **(Attachment I)**

	Company and Domicile		Currency	Equity currency units in thousands	Share in capital held by[11]	in %
1	GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG	Herzogenaurach (Germany)	EUR	1,557	directly	90
2	GEV Grundstücks-Beteiligungsgesellschaft Herzogenaurach mbH	Herzogenaurach (Germany)	EUR	35	directly	100
3	erima Sportbekleidungs GmbH	Pfullingen (Germany)	EUR	2,662	directly	51
4	adidas Versicherungs-Vermittlungs GmbH	Herzogenaurach (Germany)	EUR	26	directly	100
	Europe (incl. Africa and Middle East)					
5	adidas Sport GmbH	Cham (Switzerland)	CHF	13,225	directly	100
6	Salomon Schweiz A.G.	Cham (Switzerland)	CHF	5,641	12	100
7	Sarragan S.A.[10]	Fribourg (Switzerland)	CHF	252	directly	100
8	adidas Austria GmbH	Klagenfurt (Austria)	EUR	18,507	directly	95.89
					5	4.11
9	Salomon Österreich GmbH	Klagenfurt (Austria)	EUR	3,857	12	100
10	adidas Salomon France S.A.	Metz-Tessy (France)	EUR	519,308	directly	85.5
					17	14.5
11	adidas Sarragan France S.a.r.l.	Landersheim (France)	EUR	51,152	10	100
12	Salomon S.A.	Annecy (France)	EUR	265,805	10	100
13	Salomon IPF SAS[8] [10]	Metz-Tessy (France)	EUR	38	12	100
14	Cliché S.A.S.	Lyon (France)	EUR	(1,262)	12	100
15	erima France S.a.r.l.	Landersheim (France)	EUR	1,147	3	100
16	Mavic S.A.	Annecy (France)	EUR	22,183	12	100
17	adidas International B.V.	Amsterdam (Netherlands)	EUR	1,305,118	directly	96.2
					11	3.8
18	adidas International Trading B.V.	Amsterdam (Netherlands)	EUR	607,481	directly	100
19	adidas International Marketing B.V. (former adidas-Salomon International Finance B.V.)	Amsterdam (Netherlands)	EUR	700,896	17	100
20	adidas Benelux B.V.	Amsterdam (Netherlands)	EUR	(1,659)	directly	100
21	adidas Belgium N.V.	Brussels (Belgium)	EUR	1,679	20	100
22	BIG L.A. N.V.[9]	Houthalen (Belgium)	EUR	5,225	21	50
23	adidas (UK) Ltd.[1]	Stockport (Great Britain)	GBP	74,233	directly	100
24	adidas (ILKLEY) Ltd.[1] [10]	Stockport (Great Britain)	GBP	-	23	100
25	Larasport (U.K.) Ltd.[1] [10]	Stockport (Great Britain)	GBP	-	23	100
26	Sarragan (U.K.) Ltd.[1] [10]	Stockport (Great Britain)	GBP	-	23	100
27	adidas Trefoil Trading (U.K.) Ltd.[1] [10]	Stockport (Great Britain)	GBP	-	26	100
28	Three Stripes Ltd.[1] [10]	Stockport (Great Britain)	GBP	-	23	50
					24	50
29	Salomon Taylor Made Ltd.[7]	Basingstoke (Great Britain)	GBP	2,640	12	99.8
					30	0.2
30	Taylor Made Great Britain Ltd.[7] [10]	Basingstoke (Great Britain)	GBP	-	12	100
31	adidas (Ireland) Ltd.[2]	Dublin (Ireland)	EUR	12,409	directly	100
32	adidas International Re Ltd.[8] [10]	Dublin (Ireland)	EUR	-	17	100

SHAREHOLDINGS OF adidas-Salomon AG As at December 31, 2002 (Attachment I)

Company and Domicile		Currency	Equity currency units in thousands	Share in capital held by[1]	in %
33 Fortstewart Ltd.[2] [10]	Dublin (Ireland)	EUR	-	31	100
34 Three Stripe Exports Ltd.[2] [10]	*Dublin (Ireland)*	EUR	-	31	100
35 adidas-Salomon Espana S.A.	Zaragoza (Spain)	EUR	53,096	directly	100
36 adidas Italia S.r.l.	Monza (Italy)	EUR	43,640	directly	50
				39	50
37 Salomon Italia S.p.A.	Bergamo (Italy)	EUR	5,495	12	99.9
				38	0.1
38 Salomon San Giorgio S.p.A.	Treviso (Italy)	EUR	11,738	12	68.8
				37	31.2
39 adidas Salomon Italy S.p.A.	Monza (Italy)	EUR	90,112	17	100
40 adidas Portugal S.A.	Lisbon (Portugal)	EUR	3,910	17	100
41 adidas Norge A/S	Gjovik (Norway)	NOK	145,723	directly	100
42 Salomon Norge A/S	Oslo (Norway)	NOK	5,348	12	100
43 adidas Sverige AB	Stockholm (Sweden)	SEK	42,295	directly	100
44 Salomon Sport AB	Svenljunga (Sweden)	SEK	51,460	12	100
45 adidas Suomi Oy	Helsinki (Finland)	EUR	5,487	17	50
46 Salomon Sport Finland Oy	Helsinki (Finland)	EUR	6,716	12	100
47 adidas Danmark A/S	Them (Denmark)	DKK	5,901	17	100
48 Salomon Danmark ApS	Holte (Denmark)	DKK	4,275	47	100
49 adidas CR spol. s.r.o.	Prague (Czech Republic)	CZK	420,454	directly	100
50 adidas Budapest Kft.	Budapest (Hungary)	HUF	2,250,531	directly	85
51 adidas Bulgaria EAD	Sofia (Bulgaria)	BGN	(414)	directly	100
52 adidas Ltd.	Moscow (Russia)	USD	17,142	8	100
53 *Salomon* - T.A.K.T. LLC[8] [10]	St. Petersburg (Russia)	RUB	8	12	70
54 adidas Poland Sp. z. o. o.	Warsaw (Poland)	PLN	85,107	directly	100
55 Salomon Romania Srl[8]	Timisoara (Romania)	ROL	24,990,621	12	100
56 adidas Slovakia s.r.o.	Bratislava (Slovak Republic)	SKK	89,658	directly	100
57 SC adidas Ukraine	Kiev (Ukraine)	USD	(592)	directly	100
58 adidas Hellas A.E.	Thessaloniki (Greece)	EUR	16,000	directly	50
59 adidas Hellas S.A.-A.G.V.[8]	Athens (Greece)	EUR	59	58	50
60 adidas Spor Malzemeleri Satis ve Pazarlama A.S.	Istanbul (Turkey)	EUR	8,419	17	51
61 a-RET Tekstil ve Deri Ürünleri Tic. A.S.	Istanbul (Turkey)	USD	539	18	100
62 *adidas Salomon Middle East* L.L.C.	Dubai (United Arab Emirates)	USD	13,155	11	49
				indirectly	51
63 adidas Middle East SAL[10]	Beirut (Lebanon)	USD	500	11	100
64 adidas Lebanon SAL[10]	Beirut (Lebanon)	USD	(89)	11	49
				indirectly	51
65 adidas Egypt Ltd.[10]	Cairo (Egypt)	USD	(2,599)	directly	100
66 adidas Israel Ltd.	Tel Aviv (Israel)	ILS	(11,752)	directly	100
67 adidas (South Africa) (Pty) Ltd.	Cape Town (South Africa)	ZAR	35,922	directly	100

SHAREHOLDINGS OF adidas-Salomon AG As at December 31, 2002 **(Attachment I)**

Company and Domicile		Currency	Equity currency units in thousands	Share in capital held by[1]	in %
North America					
68 adidas Salomon North America Inc.[3]	Portland, Oregon (USA)	USD	408,171	directly	87.18
				12	12.82
69 adidas America Inc.[3]	Spartanburg, South Carolina (USA)	USD	–	68	100
70 adidas Promotional Retail Operations Inc.[3]	Portland, Oregon (USA)	USD	–	68	100
71 adidas Sales Inc.[3])	Portland, Oregon (USA)	USD	–	68	100
72 adidas Village Corporation[3]	Portland, Oregon (USA)	USD	–	68	100
73 adidas Interactive Inc.[3])	Beaverton, Oregon (USA)	USD	–	68	100
74 Taylor Made Golf Co. Inc.	Carlsbad, California (USA)	USD	19,127	68	100
75 Salomon North America, Inc.	Beaverton, Oregon (USA)	USD	9,141	68	100
76 Salomon Design Center Inc.[10]	Boulder, Colorado (USA)	USD	387	68	100
77 Arc'Teryx Equipment (U.S.A.), Inc.[8] [10]	Seattle, Washington (USA)	USD	–	82	100
78 Bonfire Snowboarding, Inc.	Portland, Oregon (USA)	USD	3,119	68	100
79 Mavic Inc.	Haverhill, Massachusetts (USA)	USD	3,643	68	100
80 adidas-Salomon Canada Ltd.	Toronto (Canada)	CAD	25,381	directly	100
81 Salomon Canada Sports Ltd.[10]	Montreal (Canada)	CAD	6,687	12	100
82 Arc'Teryx Equipment, Inc.	Vancouver (Canada)	CAD	9,058	17	100
Asia					
83 adidas-Salomon International Sourcing Ltd.[4]	Hong Kong (China)	USD	136,718	18	100
84 adidas Hong Kong Ltd.	Hong Kong (China)	HKD	89,554	directly	100
85 adidas (Suzhou) Co. Ltd.	Suzhou (China)	CNY	106,738	directly	100
86 Guangzhou adi Sporting Goods Ltd.[10]	Guangzhou (China)	CNY	8,098	directly	90
				indirectly	10
87 Guangzhou Adi Trade & Development Co. Ltd.[10]	Guangzhou (China)	CNY	4.762	indirectly	50
				86	50
88 adidas Japan K.K.	Tokyo (Japan)	JPY	1,314,665	directly	100
89 Salomon & Taylor Made Co., Ltd.	Tokyo (Japan)	JPY	13,988,476	12	79.59
90 adidas Korea Ltd.	Seoul (Korea)	KRW	34,680,000	directly	51
91 adidas-Salomon Korea Technical Services Ltd.[4]	Pusan (Korea)	KRW	–	83	100
92 Taylor Made Korea Ltd.	Seoul (Korea)	KRW	8,401,000	directly	100
93 adidas India Private Ltd.[5]	New Delhi (India)	INR	(56,112)	directly	99
				17	1
94 adidas India Marketing Private Ltd.[5]	New Delhi (India)	INR	–	93	91.4
95 P.T. Trigaris Sportindo (adidas Indonesia)	Jakarta (Indonesia)	IDR	(19,270,508)	indirectly	92
96 adidas Malaysia Sdn. Bhd.	Kuala Lumpur (Malaysia)	MYR	9,653	directly	60
97 adidas Philippines Inc.	Manila (Philippines)	PHP	296,845	directly	100
98 adidas Singapore Pte. Ltd.	(Singapore)	SGD	2,791	directly	100
99 adidas Taiwan Ltd.	Taipei (Taiwan)	TWD	86,100	directly	100

SHAREHOLDINGS OF adidas-Salomon AG As at December 31, 2002 **(Attachment I)**

No.	Company	Domicile	Currency	Equity currency units in thousands	Share in capital held by[11]	in %
100	adidas Holding (Thailand) Co. Ltd.	Bangkok (Thailand)	THB	(7,198)	directly	49
					indirectly	51
101	adidas (Thailand) Co. Ltd.	Bangkok (Thailand)	THB	174,386	indirectly	100
102	adidas Australia Pty. Ltd.	Mulgrave (Australia)	AUD	21,052	directly	100
103	adidas New Zealand Ltd.	Auckland (New Zealand)	NZD	3,662	directly	100
Latin America						
104	adidas Argentina S.A.	Buenos Aires (Argentina)	ARS	(12,886)	directly	100
105	adidas do Brasil Ltda.	Sao Paulo (Brazil)	BRL	(5,792)	directly	100
106	ASPA do Brazil Ltda.[4]	Sao Paulo (Brazil)	BRL	-	83	100
107	adidas Chile Ltda.	Santiago de Chile (Chile)	CLP	4,661,766	directly	99
					4	1
108	adidas Colombia Ltda.	Cali (Colombia)	COP	7,574,103	directly	100
109	adidas de Mexico S.A. de C.V.[6]	Mexico City (Mexico)	MXN	111,641	directly	100
110	adidas Industrial S.A. de C.V.[6]	Mexico City (Mexico)	MXN	-	directly	100
111	adidas Latin America S.A.	Panama City (Panama)	USD	9,009	directly	100
112	3 Stripes S.A. (adidas Uruguay)	Montevideo (Uruguay)	UYU	(59,426)	directly	100
113	adidas Corporation de Venezuela, S.A.	Caracas (Venezuela)	VEB	227,639	directly	100
114	adidas Margarita S.A.[8] [10]	Porlamar, Margarita (Venezuela)	VEB	-	113	100

[1] Sub-group adidas UK
[2] Sub-group Ireland
[3] Sub-group USA
[4] Sub-group adidas-Salomon International Sourcing
[5] Sub-group India
[6] Sub-group Mexico
[7] Sub-group Salomon-TaylorMade UK
[8] Seven companies have not been included in the consolidated financial statements of adidas-Salomon AG due to their insignificance.
[9] Associated company; due to its insignificance no equity valuation was made.
[10] Companies with no active business.
[11] The numbers refer to the number of the company which maintains the shareholding.

ABS (ASSET-BACKED SECURITIES) /// Securities (bonds or notes) backed by loan receivables, accounts receivable or other quantifiable assets.

ADR (AMERICAN DEPOSITARY RECEIPT) /// A negotiable certificate of a foreign-based company held by a US bank that entitles the holder to all dividends and rights of the underlying stock. ADRs trade similar to stocks on US exchanges, and provide a way for Americans to invest in foreign-based companies by buying their shares in the USA instead of through an overseas exchange. Unsponsored ADRs are issued by a broker or depositary bank without the involvement of the company whose stock underlies the ADR.

ATHLETIC SPECIALTY RETAILERS /// A major distribution channel for adidas products in terms of sales. These stores specialize in merchandising athletic footwear and apparel products to the 12–24 year-old urban consumer group. Key buying motivators of these consumers are design and technology underpinned with strong marketing activities.

BACKLOGS (ALSO ORDER BACKLOGS) /// The value of orders received for future delivery. At brand adidas, orders are received approximately six months in advance, depending on the season. This information is used by the market as an indicator of future sales performance.

CAPTIVE (RE)INSURANCE COMPANY /// Wholly (or partly) owned (re)insurance subsidiary of a non-insurance parent created to insure all or part of the risks/exposures faced by the parent company, its shareholders, group companies or affiliates.

CHASSIS /// The framework to which the upper part of a shoe or ski boot is mounted.

CLEARANCE SALES /// Sales made outside the course of normal business, arising from a pre-planned commercial decision by Management to make discounts to the list price of articles (normally post-season) in order to clear excess stock. This does not include sales where a price discount is given in the normal course of trading with the client, for example volume discounts.

COMMERCIAL PAPER /// Tradable unsecured promissory notes issued for the purpose of short-term financing. Commercial paper is issued on an ongoing, revolving basis with maturities typically between seven days and 12 months or more.

CORPORATE GOVERNANCE /// The distribution of rights and responsibilities among different participants in a company, in particular shareholders, the Executive Board and the Supervisory Board.

CORRIDOR APPROACH /// A range of plus or minus 10% around a company's best estimate of post-employment benefit obligations (IAS 19). Outside that range, it is not reasonable to assume that actuarial gains or losses will be offset in future years.

COR ZONE (COEFFICIENT OF RESTITUTION ZONE) /// COR relates to the speed at which a golf ball rebounds from a club-face. The COR zone is the area of the clubface that delivers the club's maximum COR when it makes impact with a ball, resulting in greater ball velocity on off-center hits and longer drives.

COST OF SALES /// The costs of obtaining and manufacturing products. This figure includes costs for raw materials plus the costs of production, customs and delivery to our sales organizations.

CURRENCY-NEUTRAL /// Financial figures translated at prior-year exchange rates. This indicates increases or decreases to reported figures by eliminating variances arising from currency translation and is the best indicator of underlying business performance.

CURRENT INVENTORIES /// Inventories within the current range offering, available for sale within the current season.

CURRENT RECEIVABLES /// Account receivables which are "not yet due". Payment is expected within the agreed customer trade terms.

DECK (ALSO SKATEBOARD DECK) /// The flat, slightly concave, standing surface of a skateboard, usually made out of laminated wood.

DSO (DAYS SALES OUTSTANDING) /// A financial indicator that shows the average number of days it takes to convert a company's accounts receivable into cash. This serves as an indicator of collection efficiency. It is calculated by dividing accounts receivables by sales and multiplying this by the number of days in the respective period.

EQUITY RATIO /// A ratio which shows the role of shareholders' equity within the financing structure of a company. It is calculated by dividing shareholders' equity by total assets.

FAIR VALUE /// Amount at which assets are traded fairly between business partners. Fair value is often identical to market price.

FINANCIAL LEVERAGE /// A ratio which reflects the role of borrowings within the financing structure of a company. It is calculated by dividing net total borrowings by shareholders' equity.

FORWARD CONTRACT /// Agreement to exchange amounts of one currency for another currency at an agreed fixed rate at a future date.

FUNCTIONAL CURRENCY /// A currency in which a company conducts most of its business and reports its financial results to the parent company or the investing public.

GOODWILL /// An intangible asset that quantifies the price that a buyer of a company has paid for the reputation, know-how and market position of the acquired company. Goodwill is the excess of the amount paid over the fair value of the net assets acquired at the purchase date.

HEDGING /// A strategy used to minimize exposure to changes in prices, interest rates or exchange rates by means of derivative financial instruments (options, swaps, forward contracts, etc). See also natural hedges.

IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) /// Reporting standards (formerly called IAS), which are adopted by the International Accounting Standards Board (IASB), an independent, international organization supported by the professional accountancy bodies. The objective is to achieve uniformity and transparency in the accounting principles that are used by businesses and other organizations for financial reporting around the world.

INTEREST COVERAGE /// A ratio which indicates the ability of a company to cover net interest expenses with income before net interest and taxes. It is calculated by dividing income before interest and taxes by interest.

INTEREST RATE CAPS /// Option contracts which place an upper limit on a floating interest rate. The writer of the cap is required to pay the holder of the cap the difference between the floating rate and the reference rate when that reference rate is exceeded. There is a premium to be paid by the buyer of such a contract as market price for the potential pay-out.

INTERNATIONAL FINANCIAL REPORTING INTERPRETATIONS COMMITTEE /// An accounting body which rules on controversial accounting issues. Its interpretations (SIC) are approved by the International Accounting Standards Board (IASB) and, once adopted, are binding on all IFRS users.

INVERTED CONE TECHNOLOGY /// Technology which improves the way a metalwood's clubface behaves at impact, resulting in an expanded COR zone.

IPO (INITIAL PUBLIC OFFERING) /// The first sale of stock by a private company to the public.

ISPO /// International Trade Fair for Sports Equipment and Fashion. This is Europe's largest sporting goods trade fair and takes place bi-annually in Munich, Germany.

LOCAL PRODUCTION /// Products independently manufactured and sold by adidas-Salomon subsidiaries in their own markets.

MARKET CAPITALIZATION /// The total market value of all outstanding shares, calculated by multiplying the number of shares by the current market price.

MARKETING WORKING BUDGET /// Promotion and communications spending including sponsorship contracts with teams and individual athletes, as well as advertising, retail support, events and other communication activities, but excluding marketing overhead expenses.

METALWOODS /// Golf clubs (drivers and fairway woods) which are constructed from steel and/or titanium alloys. The name also pays homage to persimmon wood, which was originally used in the creation of these products. This is the largest golf product category in terms of sales.

mi adidas /// adidas customization project that gives consumers the opportunity to create their own unique footwear to their personal specifications in terms of function, fit and aesthetics. In 2003, this system is available in Europe, Japan and USA for the running, football, tennis, basketball (USA only) and handball (Europe only) categories.

MINORITY INTERESTS /// The part of net income which is not attributable to a company. Outside ownership interests in subsidiaries that are consolidated with the parent company for financial reporting purposes.

MOLDED EVA /// Foam-based midsole material that offers lightweight cushioning and comfort.

NATURAL HEDGES /// An offset of currency risks that occurs naturally as a result of a company's normal operations, without the use of derivatives. For example, revenue received in a foreign currency and used to pay known commitments in the same foreign currency.

OPERATING EXPENSES /// Costs associated with running a business which are not directly attributable to the products or services sold. This refers to sales and marketing, research and development, as well as general and administrative costs, and depreciation of non-production assets.

OPERATING WORKING CAPITAL /// A measurement of the net operating assets that a company must procure in order to finance its day-to-day business. It is the sum of receivables and inventories less accounts payable.

OPTION /// A financial instrument which ensures the right to purchase (call option) or the obligation to sell (put option) a particular asset (for example shares or foreign exchange) at a pre-determined price (strike price) on or before a specific date.

OWN-RETAIL ACTIVITIES /// Sales directly generated through a store operated by adidas. adidas own retail includes concept stores, concession corners, e-commerce and factory outlets.

PRODUCT LICENSEES /// Companies that are authorized to use the name of the adidas-Salomon Group's brands to manufacture and distribute products such as sports watches, sports eyewear, bodycare products and fragrances.

PROJECTED UNIT CREDIT METHOD /// The accounting method (IAS 19) used to calculate provisions for pensions and similar obligations. It includes not only the pensions and vested interests accrued as at cut-off date, but also anticipated increases in salaries and pensions.

PROMOTIONAL EXPENSES /// Costs related to sponsorships of individual athletes, teams, federations and sporting events for the promotion of a company's brand(s).

PULL-FACE CLUBHEAD /// A method of metalwood construction that involves separate construction of the clubhead and clubface, which leads to measurable improvements in both the strength and weighting of the clubhead.

RETURN ON CAPITAL EMPLOYED /// An indicator of a company's profitability related to the total financing. It is calculated by dividing income before taxes, minority interests and the financial and extraordinary results by capital employed (defined as the average of shareholders' equity plus minority interests plus net total borrowings for the year).

RETURN ON EQUITY /// An indicator of company profitability related to the shareholders' financing. It is calculated by dividing net income by shareholders' equity.

SEGMENTAL REPORTING /// Information regarding the financial position and results of operations in individual brands and regions (segments). This gives an indication of developments in the individual segments and their contribution to a group's results.

SG&A (SELLING, GENERAL AND ADMINISTRATIVE EXPENSES) /// Expenses for sales, marketing and research and development, as well as for logistics and central finance and administration.

SHAREHOLDER VALUE /// A management concept that focuses strategic and operational decision-making on steadily increasing the company's value for shareholders.

SOURCING /// The process of managing external suppliers in order to commercialize, produce and deliver final products to our customers.

STAKEHOLDERS /// All parties that have a direct or indirect interest in a company's performance and results. For adidas-Salomon, this includes consumers, retailers, distributors, licensees, supply chain business partners, shareholders, employees, international sports bodies, non-governmental organizations, the media, etc.

SUPPLY CHAIN MANAGEMENT /// The process of developing, producing and transporting products to customers.

THERMO-MOLDABLE LINER /// A ski boot liner that can be heated and then molded to fit an individual's foot, providing optimal comfort.

TWC – TUNABLE WEIGHT CARTRIGE /// Technology developed to precisely tune the weight and balance of a metalwood's clubhead with the shaft.

WORKING CAPITAL /// Working capital is a company's short-term disposable capital used to finance the day-to-day operations of providing sports footwear, apparel and hardware to customers. It is calculated as current assets minus current liabilities. See also Operating Working Capital

WORKING CAPITAL TURNOVER /// An indicator expressing how efficiently a company uses its working capital. Working capital turnover is defined as net sales divided by working capital.

adidas-Salomon SEGMENTAL INFORMATION: FIVE YEAR OVERVIEW € in millions

	2002	2001	2000	1999	1998
BRANDS					
adidas					
Net sales	**5,105**	4,825	4,672	4,427	4,316
Gross profit	**2,004**	1,845	1,907	1,827	1,818
Operating profit	**343**	352	391	431	412
Operating assets	**2,294**	1,954	2,286	1,987	1,730
Salomon					
Net sales	**684**	714	703	587	487
Gross profit	**279**	313	296	233	188
Operating profit	**39**	63	61	32	6
Operating assets	**581**	679	566	533	598
TaylorMade-adidas Golf					
Net sales	**707**	545	441	327	263
Gross profit	**345**	281	221	160	118
Operating profit	**74**	63	44	30	20
Operating assets	**433**	316	219	156	99

adidas-Salomon SEGMENTAL INFORMATION: FIVE YEAR OVERVIEW € in millions

	2002	2001	2000	1999	1998
REGIONS					
Europe					
Net sales	**3,200**	3,066	2,860	2,723	2,774
Gross profit	**1,268**	1,153	1,171	1,133	1,127
Operating profit	**471**	444	454	382	357
Operating assets	**1,396**	1,419	1,107	1,167	1,114
North America					
Net sales	**1,960**	1,818	1,906	1,826	1,784
Gross profit	**742**	697	729	731	713
Operating profit	**162**	161	177	234	276
Operating assets	**969**	945	862	848	666
Asia					
Net sales	**1,166**	1,010	875	663	383
Gross profit	**562**	481	416	301	156
Operating profit	**189**	170	129	96	26
Operating assets	**505**	743	455	390	201
Latin America					
Net sales	**163**	178	171	126	112
Gross profit	**65**	73	72	50	43
Operating profit	**24**	16	23	15	11
Operating assets	**79**	98	109	75	66

adidas-Salomon SUMMARY OF KEY FINANCIAL DATA: OVERVIEW SINCE IPO

	2002	2001	2000	1999	1998[1]	1997	1996	1995
P&L Data € in millions								
Net sales	**6,523**	6,112	5,835	5,354	5,065	3,425	2,408	1,790
Gross profit	**2,819**	2,601	2,528	2,352	2,124	1,437	960	710
Operating profit	**477**	475	437	482	416	316	192	129
Royalty and commission income	**46**	42	43	35	45	44	49	51
Financial result	**(87)**	(102)	(94)	(84)	(115)	(16)	(6)	(24)
Income before taxes	**390**	376	347	398	319	346	227	151
Income taxes	**148**	147	140	153	105	95	55	22
Minority interests	**14**	21	25	18	9	14	12	4
Net income[2]	**229**	208	182	228	205	237	161	125
P&L Ratios								
Gross margin	**43.2%**	42.6%	43.3%	43.9%	41.9%	41.9%	39.8%	39.7%
SG&A expenses as a percentage of net sales	**34.4%**	33.3%	34.5%	33.8%	32.7%	31.8%	30.9%	31.3%
Operating margin	**7.3%**	7.8%	7.5%	9.0%	8.2%	9.2%	8.0%	6.9%
Effective tax rate	**37.9%**	39.0%	40.3%	38.4%	33.0%	27.5%	24.0%	14.5%
Net income as a percentage of net sales[2]	**3.5%**	3.4%	3.1%	4.3%	4.0%	6.9%	6.7%	7.0%
Working capital turnover	**4.5**	4.1	4.1	4.9	(15.5)	319.0	8.5	10.2
Interest coverage	**6.4**	4.9	4.6	6.1	4.8	21.2	14.1	8.8
Return on equity[2]	**21.1%**	20.5%	22.3%	33.5%	44.2%	33.0%	32.9%	42.5%
Return on capital employed[2]	**16.8%**	16.7%	17.0%	20.7%	20.5%	35.8%	35.2%	35.0%

adidas-Salomon FINANCIAL HIGHLIGHTS: OVERVIEW SINCE IPO

	2002	2001	2000	1999	1998[1]	1997	1996	1995
Balance Sheet Data € in millions								
Total assets	**4,261**	4,183	4,018	3,587	3,206	2,224	1,288	909
Inventories	**1,190**	1,273	1,294	1,045	975	821	556	431
Receivables and other current assets	**1,560**	1,520	1,387	1,234	1,026	592	418	288
Working capital	**1,445**	1,485	1,417	1,096	(327)	11	284	175
Net total borrowings	**1,498**	1,679	1,791	1,591	1,655	738	174	208
Shareholders' equity	**1,081**	1,015	815	680	463	717	489	295
Balance Sheet Ratios								
Financial leverage	**138.5%**	165.5%	219.6%	234.0%	357.2%	103.0%	35.6%	70.6%
Equity ratio	**25.4%**	24.3%	20.3%	19.0%	14.4%	32.2%	37.9%	32.4%
Data Per Share €								
Basic earnings per share[2]	**5.04**	4.60	4.01	5.02	4.52	5.22	3.54	2.76
Operating cash flow	**11.77**	8.47	(0.23)	7.24	2.64	0.88	2.26	1.48
Dividend per share	**1.00**[3]	0.92	0.92	0.92	0.84	0.84	0.56	0.13
Number of outstanding shares at year-end (in thousands)	**45,423**	45,349	45,349	45,349	45,349	45,349	45,349	45,349
Employees								
Number of employees at year-end	**14,716**	13,941	13,362	12,829	12,036	7,993	6,986	5,730
Personnel expenses (€ in millions)	**758**	695	630	580	513	331	240	199

[1] Consolidated financial statements for 1998 include the Salomon group for the first time.

[2] In 1998 before special effect of € 369 million for acquired in-process research and development was expensed.

[3] Subject to Annual General Meeting approval.

INVESTOR RELATIONS
tel: +49(0)9132 84-2920 / 3584 /// fax: +49(0)9132 84-3127
e-mail: investor.relations@adidas.de
www.adidas-Salomon.com/en/investor/

adidas-Salomon is a member of DAI (German Share Institute), DIRK (German Investor Relations Association) and NIRI (National Investor Relations Institute, USA).

This report is also available in German.

CONCEPT AND DESIGN
häfelinger+wagner design, munich

FINANCIAL CALENDAR 2003

JANUARY 30 ////	PRELIMINARY 2002 FULL YEAR RESULTS PRESS RELEASE
MARCH 11 ////	2002 FULL YEAR RESULTS PRESS AND ANALYST CONFERENCE PRESS RELEASE, CONFERENCE CALL AND WEBCAST
APRIL 30 ////	FIRST QUARTER 2003 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
MAY 8 ////	ANNUAL GENERAL MEETING IN FÜRTH, GERMANY WEBCAST
MAY 9 ////	DIVIDEND PAID*
AUGUST 6 ////	FIRST HALF 2003 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
NOVEMBER 5 ////	NINE MONTHS 2003 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST

*SUBJECT TO ANNUAL GENERAL MEETING APPROVAL



WORLD OF SPORTS /// 91074 HERZOGENAURACH /// GERMANY
TEL: +49(0)9132 84-0 /// FAX: +49(0)9132 84-2241
www.adidas-Salomon.com